                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-41626
                                4,900,000 Shares

                        [LOGO OF SPINNAKER EXPLORATION]

                         Spinnaker Exploration Company

                                  Common Stock

                                 ------------

   Our common stock is listed for trading on the New York Stock Exchange under the symbol "SKE." On August 10, 2000, the last reported sale price of our common stock was $26.25 per share.

   The underwriters have an option to purchase a maximum of 700,000 additional shares to cover over-allotments of shares.

   Investing in our common stock involves risks. See "Risk Factors" on page 11.

                                                          Underwriting
                                               Price to   Discounts and Proceeds to
                                                Public     Commissions   Spinnaker
                                             ------------ ------------- ------------
Per Share...................................    $26.25        $1.44        $24.81
Total....................................... $128,625,000  $7,056,000   $121,569,000

   Delivery of the shares of common stock will be made on or about August 16, 2000.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston                          Donaldson, Lufkin & Jenrette

Banc of America Securities LLC

                         Dain Rauscher Wessels

                                                       Jefferies & Company, Inc.

                The date of this prospectus is August 10, 2000.

   [Map of the onshore U.S. gulf coast and U.S. Gulf of Mexico showing the location of our existing lease blocks, our discoveries and the coverage area of the 3-D seismic data to which we have licenses.]

                               ----------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4
Risk Factors........................   11
Cautionary Statement About Forward-
 Looking Statements.................   19
Use of Proceeds.....................   20
Price Range of Common Stock.........   20
Dividend Policy.....................   20
Dilution............................   21
Capitalization......................   22
Selected Consolidated Financial
 Data...............................   23
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   25
Business and Properties.............   32
Management..........................   48

                                                                       Page
                                                                       ----
Certain Transactions..................................................  56
Security Ownership of Management and Certain Beneficial Holders.......  58
Description of Capital Stock..........................................  60
Underwriting..........................................................  64
Notice to Canadian Residents..........................................  66
Legal Matters.........................................................  67
Experts...............................................................  67
Where You Can Find More Information...................................  67
Glossary of Natural Gas and Oil Terms.................................  68
Index To Consolidated Financial Statements............................ F-1
Report of Independent Petroleum Engineers............................. A-1

                               ----------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

   This summary highlights selected information from this prospectus, but does not contain all information that may be important to you. This prospectus includes specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus in its entirety before making an investment decision. Unless otherwise indicated, this prospectus assumes no exercise of the underwriters' over-allotment option. We have provided definitions for some of the natural gas and oil industry terms used in this prospectus in the "Glossary of Natural Gas and Oil Terms" on page 68 of this prospectus.

                                About Spinnaker

   Spinnaker Exploration Company is an independent energy company engaged in the exploration, development and production of natural gas and oil in the U.S. Gulf of Mexico. We currently have license rights to approximately 8,750 blocks of mostly contiguous, recent vintage 3-D seismic data in the Gulf of Mexico, including approximately 5,700 blocks from our 3-D seismic data agreement with Petroleum Geo-Services ASA. This database covers an area of approximately 35 million acres, which we believe is one of the largest recent vintage 3-D seismic databases of any independent exploration and production company in the Gulf of Mexico. We consider recent vintage 3-D seismic data to be data generated since 1990. As of June 30, 2000, we had 173 leasehold interests located in Texas state and federal waters covering approximately 639,000 gross and 280,000 net acres. We believe our regional 3-D seismic approach allows us to create and maintain a large inventory of high-quality prospects and provides us the opportunity to enhance our exploration success and efficiently deploy our capital resources. We also believe our license rights to large quantities of high-quality seismic data and our management and technical staff are important factors for our current and future success.

   Our Chief Executive Officer, Petroleum Geo-Services and Warburg, Pincus Ventures, L.P. formed Spinnaker in December 1996. Petroleum Geo-Services, a leader in acquiring 3-D seismic data, received most of its equity ownership in Spinnaker in exchange for providing us with access to its inventory of 3-D seismic data covering a substantial portion of the natural gas and oil producing area of the Gulf of Mexico. We plan to continue to grow our inventory of 3-D seismic data through our agreement with Petroleum Geo-Services and through acquisitions from other seismic data vendors.

   Since our inception, we have participated in drilling 47 exploratory wells in the Gulf of Mexico, with 28 of these wells being completed as discoveries. As of June 30, 2000, Ryder Scott Company, L.P. estimated our net proved reserves at approximately 123.1 Bcfe, 89 percent of which was natural gas, representing an increase of approximately 129 percent over our estimated net proved reserves of 53.8 Bcfe at December 31, 1998. Our daily production increased to approximately 74,000 Mcfe at June 30, 2000, from approximately 8,000 Mcfe at December 31, 1998. Within our current inventory of leasehold interests, we have identified approximately 86 exploratory prospects or leads. We expect to drill approximately 15 or more of these prospects during the remainder of 2000. Based on 3-D seismic analysis on blocks where we currently have no leasehold interest, we also have identified over 100 additional leads that may result in additional prospects. Our capital expenditure budget for 2000 includes approximately $150.0 million for exploration, development, leasehold acquisitions and other capital expenditures, of which we incurred $68.2 million through June 30, 2000.

                                  Our Strategy

   Our goals are to expand our reserve base, cash flow and net income and to generate an attractive return on capital. We emphasize the following elements in our strategy to achieve these goals:

   Focus on the Gulf of Mexico. We have assembled a large 3-D seismic database and focus our exploration activities in the Gulf of Mexico because we believe this area represents one of the most attractive exploration regions in North America. We also believe our geographic focus provides us with an excellent opportunity to develop and maintain competitive advantages through the combination of our 3-D seismic database, regional exploration and operating expertise, and joint venture relationships.

   Maintain a large database of 3-D seismic data. We believe our large database of 3-D seismic data allows us to generate and maintain a large inventory of high-quality exploratory prospects. We believe the 3-D seismic data we have received from Petroleum Geo-Services will continue to serve as the foundation for our exploration program. We will continue to supplement that data with 3-D seismic data acquisitions from other seismic data vendors.

   Employ a rigorous prospect selection process. We use our large inventory of contiguous areas of 3-D seismic data to select prospects by tying regional 3-D seismic analysis to actual drilling results. Through this process, we enhance our understanding of the geology before selecting prospects and increase the probability of accurately identifying hydrocarbon-bearing zones.

   Emphasize technical expertise. Our 12 explorationists have an average of approximately 20 years experience in exploration in the Gulf of Mexico. In our efforts to attract and retain explorationists, we offer an entrepreneurial culture, an extensive 3-D seismic database, state-of-the-art computer-aided exploration technology and other technical tools.

   As Spinnaker matures, we are moving towards retaining larger working interests in prospects located in water depths of less than 2,000 feet. The combination of larger working interests and our technical expertise has allowed us to act as the operator for an increasing number of these prospects, providing us with more control of costs, the timing and amount of capital expenditures, and the selection of technology.

   Sustain a balanced, diversified exploration effort. We believe that our exploration approach results in portfolio balance and diversity among:

  . shallow water, or water depths of less than 600 feet, and deep water prospects;

  . shallow drilling depth, or drilling depths of less than 12,000 feet, and deep drilling depth prospects; and

  . lower-risk, lower-potential prospects and higher-risk, higher-potential prospects.

   We have used joint ventures to help diversify our exploration activities. Our 3-D seismic data's broad coverage of the Gulf of Mexico allows us to participate in a variety of geologically diverse exploration opportunities and create a diversified prospect portfolio. We intend to manage our exposure in deep water exploration activities by focusing on prospects where commercial feasibility of the prospect can be evaluated with a small number of wells, and where we believe 3-D seismic analysis provides attractive risk/reward benefits. We also strive to diversify our exploration efforts by seeking to limit the budgeted amount of the leasehold acquisition and drilling cost of the first exploratory well on any one prospect to less than 10 percent of our annual capital budget.

   We believe that maintaining continuity in our exploration activity during all phases of the commodity price cycles is an important element to balance and diversification. By positioning Spinnaker to have a continuous exploration program, we can potentially take advantage of reduced competition for prospects and lower drilling and other oilfield service costs during periods of low natural gas and oil prices.

   Risks related to our strategy. Prospective investors should carefully consider the matters set forth under the caption "Risk Factors," as well as the other information set forth in this prospectus, including that our future operating results are difficult to forecast because of our limited operating history, the 3-D seismic data and other technologies we use cannot eliminate exploration risk, our ability to find additional reserves could be materially impaired if Petroleum Geo-Services terminates our data agreement, our relatively small number of offshore properties increases our exposure to production problems, reserve estimate inaccuracies materially affect the quantities and net present value of our reserves, our Gulf of Mexico focus subjects us to higher reserve replacement needs, and the natural gas and oil business involves many operating and financial risks, especially in the deep waters of the Gulf of Mexico. One or more of these matters could negatively impact our ability to implement successfully our business strategy.

                      Significant Exploration Discoveries

   The following table summarizes the most significant of our 28 exploration discoveries since our inception. Please also read "Business and Properties-- Exploration Activities--Significant Exploration Discoveries" for a more detailed discussion of these discoveries.

                                    Spinnaker Approximate Date Production
                                     Working  Water Depth    Commenced/
    Discovery Block       Operator  Interest    (feet)        Expected
    ---------------       --------- --------- ----------- ----------------
High Island 202.........  Spinnaker      75%        50        May 2000
South Timbalier
 219/211................  Spinnaker  72 3/4%       150     February 2000
North Padre Island 883..  Spinnaker      35%        80    Second half 2000
Brazos A-19.............    Shell        15%       130    First half 2002
High Island A-18........  Spinnaker     100%        60    Second half 2000
Garden Banks 367
 (Dulcimer).............   Mariner   33 1/3%     1,100       April 1999
Mississippi Canyon 496
 (Zia)..................    Shell    12 1/2%     1,800    Second half 2002
South Timbalier 220.....   Samedan   33 1/3%       150      August 1998
West Cameron 39.........  Spinnaker      60%        30      January 1999
Vermilion 375...........  Spinnaker      70%       300    Second half 2000
West Cameron 522........  Newfield       46%       180       March 1998
High Island A-7.........  Spinnaker      53%        50    Second half 2000

                             Our Executive Offices

   Our executive offices are located at 1200 Smith Street, Suite 800, Houston, Texas 77002, and our telephone number is (713) 759-1770.

                                  The Offering

Common stock offered by            4,900,000 shares
 Spinnaker........................

Common stock to be outstanding     25,478,303 shares(1)
 after this offering..............

Use of proceeds................... We intend to use the net proceeds of this offering to repay all outstanding
                                   indebtedness under our credit facility, to
                                   fund a portion of our exploration
                                   activities, which includes drilling
                                   approximately 15 or more wells during the
                                   remainder of 2000, to acquire seismic data,
                                   and for general corporate purposes,
                                   including possible acquisitions of
                                   properties or businesses.

New York Stock Exchange symbol.... SKE

--------
(1) Excludes 3,611,185 shares of common stock issuable on exercise of outstanding options at a weighted average exercise price of $11.41 per share as of June 30, 2000.

                      Summary Consolidated Financial Data

                     (in thousands, except per share data)

   The following table sets forth some of our historical consolidated financial data. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

                                   Year Ended            Six Months Ended June
                                  December 31,                    30,
                           ----------------------------  ----------------------
                             1997      1998      1999      1999        2000
                           --------  --------  --------  --------  ------------
Statement of Operations
Data:                                                         (unaudited)
Revenues.................  $    201  $  3,298  $ 34,258  $  9,583    $ 33,012
                           --------  --------  --------  --------    --------
Expenses:
 Lease operating
  expenses...............        72       474     5,411     1,183       3,875
 Depreciation, depletion
  and amortization--
  natural gas and oil
  properties.............        68     2,738    20,788     7,619      17,644
 Depreciation and
  amortization--other....       349       437       213        98         144
 Write-down of natural
  gas and oil properties
  (1)....................        --     2,642        --        --          --
 General and
  administrative.........     1,965     3,809     4,860     2,244       3,100
 Stock appreciation
  rights expense (2).....        --        --     1,651     1,651          --
                           --------  --------  --------  --------    --------
   Total expenses........     2,454    10,100    32,923    12,795      24,763
                           --------  --------  --------  --------    --------
Income (loss) from
 operations..............    (2,253)   (6,802)    1,335    (3,212)      8,249
Other income (expense):
 Interest income.........        91       221       528        85         313
 Interest expense........        --      (516)   (3,771)   (2,007)       (254)
 Capitalized interest....        --       237       966       634          17
                           --------  --------  --------  --------    --------
Income (loss) before
 income taxes............    (2,162)   (6,860)     (942)   (4,500)      8,325
 Income tax provision....        --        --        --        --          --
                           --------  --------  --------  --------    --------
Income (loss) before
 cumulative effect of
 change in accounting
 principle...............    (2,162)   (6,860)     (942)   (4,500)      8,325
Cumulative effect of
 change in accounting
 principle (3)...........        --        --      (395)     (395)         --
                           --------  --------  --------  --------    --------
Net income (loss)........  $ (2,162) $ (6,860) $ (1,337) $ (4,895)   $  8,325
                           ========  ========  ========  ========    ========
Accrual of dividends on
 preferred stock.........    (1,326)   (7,094)   (7,911)   (5,088)         --
                           --------  --------  --------  --------    --------
Net income (loss)
 available to common
 stockholders............  $ (3,488) $(13,954) $ (9,248) $ (9,983)   $  8,325
                           ========  ========  ========  ========    ========
Basic income (loss) per
 common share (4)(5):
 Income (loss) before
  cumulative effect of
  change in accounting
  principle..............  $  (0.88) $  (3.44) $  (1.06) $  (2.33)   $   0.41
 Cumulative effect of
  change in accounting
  principle (3)..........        --        --     (0.05)    (0.10)         --
                           --------  --------  --------  --------    --------
 Net income (loss) per
  common share...........  $  (0.88) $  (3.44) $  (1.11) $  (2.43)   $   0.41
                           ========  ========  ========  ========    ========
Diluted income (loss) per
 common share (4)(5):
 Income (loss) before
  cumulative effect of
  change in accounting
  principle..............  $  (0.88) $  (3.44) $  (1.06) $  (2.33)   $   0.39
 Cumulative effect of
  change in accounting
  principle (3)..........        --        --     (0.05)    (0.10)         --
                           --------  --------  --------  --------    --------
 Net income (loss) per
  common share...........  $  (0.88) $  (3.44) $  (1.11) $  (2.43)   $   0.39
                           ========  ========  ========  ========    ========
Weighted average number
 of common shares
 outstanding--basic
 (4)(5)..................     3,960     4,059     8,355     4,113      20,469
                           ========  ========  ========  ========    ========
Weighted average number
 of common shares
 outstanding--diluted
 (4)(5)..................     3,960     4,059     8,355     4,113      21,539
                           ========  ========  ========  ========    ========
Other Data:
Adjusted EBITDA (6)......  $ (1,836) $   (985) $ 23,987  $  6,156    $ 26,037
Net cash provided by
 (used in) operating
 activities..............    (5,523)   (2,776)   14,905     4,508      22,668
Net cash used in
 investing activities....   (15,236)  (68,503)  (85,101)  (47,673)    (54,839)
Net cash provided by
 financing activities....    18,863    70,738    88,507    45,000      13,111
Capital expenditures.....    15,578    85,681    79,810    33,575      68,237

                                At December 31,            At June 30, 2000
                           ----------------------------  ----------------------
                                                                        As
                             1997      1998      1999     Actual   Adjusted (7)
                           --------  --------  --------  --------  ------------
                                                              (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents.............  $  2,682  $  2,141  $ 20,452  $  1,392    $110,511
Current assets...........     6,348     6,737    32,126    20,726     129,845
Total assets.............    22,358   102,769   189,553   227,220     336,339
Short-term debt..........        --    19,000        --    12,000          --
Other current
 liabilities.............     2,096    18,378    12,451    28,625      28,625
Total equity (5).........    18,879    56,913   177,102   186,595     307,714

--------
(1) At December 31, 1998, we recognized a non-cash write-down of natural gas and oil properties in the amount of approximately $2.6 million in connection with the ceiling limitation required by the full cost method of accounting for natural gas and oil properties. The write-down was primarily the result of the decline in natural gas prices experienced in 1998 and through April 9, 1999. As permitted by applicable Securities and Exchange Commission rules, in calculating the amount of the write-down, we used post year-end natural gas and oil price increases of $0.26 per MMBtu of natural gas and $4.52 per barrel of oil from December 31, 1998 to April 9, 1999. If we had used only December 31, 1998 natural gas and oil prices, we would have recognized a total non-cash write-down of natural gas and oil properties of approximately $13.0 million.

(2) The stock option agreements of two of our officers provided that they could elect to have Spinnaker deliver shares equal to the appreciation in the value of the stock over the option price in lieu of purchasing the amount of shares under option. Based on our estimate of the share value of Spinnaker, we recorded compensation expense of approximately $1.7 million in 1999 related to the stock appreciation rights of the stock option agreements. In July 1999, these two officers agreed to eliminate the stock appreciation rights feature of their stock option agreements.

(3) The cumulative effect of change in accounting principle represents our adoption of Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities."

(4) Spinnaker was originally formed as a limited liability company, and we issued common units and preferred units. In connection with our conversion to a corporation in January 1998, we exchanged common stock for all then outstanding common units and preferred stock for all then outstanding preferred units. We express all historical unit data in shares.

(5) In connection with our initial public offering, we issued 8,000,000 shares of common stock, converted all then outstanding shares of preferred stock into 6,061,840 shares of common stock and issued 1,200,248 shares of common stock to certain holders of the previously outstanding preferred stock in lieu of payment of accrued cash dividends.

(6) As used in this prospectus, Adjusted EBITDA means earnings before interest, income taxes, depreciation, depletion and amortization, write-down of natural gas and oil properties, and stock appreciation rights expense. Adjusted EBITDA is not a calculation based upon generally accepted accounting principles. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. Adjusted EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures reported by other companies. In evaluating Adjusted EBITDA, Spinnaker believes that investors should consider, among other things, the amount by which Adjusted EBITDA exceeds interest costs, how Adjusted EBITDA compares to principal repayments on debt and how Adjusted EBITDA compares to capital expenditures for each period.


(7) The "As Adjusted" balance sheet data gives effect to the application of the $121.1 million of estimated net proceeds from the sale of common stock in this offering.

                          Summary Reserve Information

   The table below presents our summary reserve information as of June 30, 2000. Estimates of proved reserves are based on the June 30, 2000 reserve report prepared by Ryder Scott Company, L.P., our independent petroleum engineering consultants. Appendix A to this prospectus contains a letter prepared by Ryder Scott Company, L.P. summarizing the reserve report. For additional information relating to our natural gas and oil reserves, please read "Business and Properties--Natural Gas and Oil Reserves" and note 14 of the notes to our consolidated financial statements.

   The present value of future net cash flows attributable to our proved reserves using prices and costs in effect at June 30, 2000, discounted at 10 percent per annum, was determined by using prices of $4.55 per Mcf of natural gas and $32.72 per barrel of oil, which represents market prices in effect at June 30, 2000 of $4.37 per MMBtu of natural gas and $32.50 per barrel of oil, adjusted for transportation and grade differences.

                                                                     As of
                                                                 June 30, 2000
                                                                 -------------
Estimated proved reserves:
  Natural gas (MMcf)............................................    109,500
  Oil and condensate (MBbls)....................................      2,262
    Total (MMcfe)...............................................    123,070
Proved developed reserves as a percentage of proved reserves....         41%
Present value of future net cash flows (before income taxes)
 discounted at 10% (1)..........................................    376,716
Standardized measure of discounted future net cash flows (1)....    303,393

--------
(1) Includes unrealized losses of $16.3 million for the effects of our hedging activities using natural gas and oil prices in effect at June 30, 2000.

                             Summary Operating Data

                                                                  Six Months
                                               Year Ended         Ended June
                                              December 31,            30,
                                          ---------------------  -------------
                                           1997   1998   1999     1999   2000
                                          ------ ------ -------  ------ ------
Production:
  Natural gas (MMcf).....................     70  1,675  11,962   4,258 10,279
  Oil and condensate (MBbls).............     --     12     180      49     99
    Total (MMcfe)........................     70  1,747  13,044   4,552 10,872
Average sales price per unit:
  Natural gas revenues from production
   (per Mcf)............................. $ 2.87 $ 1.89 $  2.49  $ 2.09 $ 3.18
  Effects of hedging activities (per
   Mcf)..................................     --     --    0.08      --  (0.17)
                                          ------ ------ -------  ------ ------
    Average price (per Mcf).............. $ 2.87 $ 1.89 $  2.57  $ 2.09 $ 3.01

  Oil and condensate revenues from
   production (per Bbl).................. $18.51 $11.61 $ 20.33  $14.70 $27.86
  Effects of hedging activities (per
   Bbl)..................................     --     --   (0.57)     --  (7.28)
                                          ------ ------ -------  ------ ------
    Average price (per Bbl).............. $18.51 $11.61 $ 19.76  $14.70 $20.58

  Total revenues from production (per
   Mcfe)................................. $ 2.87 $ 1.89 $  2.57  $ 2.11 $ 3.26
  Effects of hedging activities (per
   Mcfe).................................     --     --    0.06      --  (0.22)
                                          ------ ------ -------  ------ ------
    Total average price (per Mcfe)....... $ 2.87 $ 1.89 $  2.63  $ 2.11 $ 3.04
Expenses (per Mcfe):
  Lease operating expenses (1)........... $ 1.03 $ 0.27 $  0.41  $ 0.26 $ 0.36
  Depreciation, depletion and
   amortization--natural gas and oil
   properties............................   0.97   1.57    1.59    1.67   1.62

--------
(1) Lease operating expenses per Mcfe for the six months ended June 30, 2000 include approximately $0.08 per Mcfe associated with workovers on four wells. Lease operating expenses per Mcfe for the year ended December 31, 1999 include approximately $0.13 per Mcfe associated with workovers on two wells and well control activities on another well.

                                  RISK FACTORS

   Investing in our common stock will provide you with an equity ownership in Spinnaker. As one of our stockholders, you will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

Because we have a limited operating history and have incurred losses from operations and net losses in recent years, our future operating results are difficult to forecast. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock.

   We were formed in December 1996 and, as a result, we have a limited operating history. Our limited operating history and the unpredictable results of our exploration and development strategy make it difficult to forecast our operating results. In considering whether to invest in our common stock, you should consider the limited historical financial and operating information available on which to base your evaluation of our performance. In addition, because we have a limited operating history and fewer financial resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and in developing natural gas and oil properties. Please read "Business and Properties--Competition" for a description of the competition we face in our business.

   We have incurred losses from operations and net losses in recent years. We incurred net losses of $328,000 in 1996, $2.2 million in 1997, $6.9 million in 1998 and $1.3 million in 1999. Our development of and participation in an increasingly larger number of prospects has required and will continue to require substantial capital expenditures. We cannot assure you that we will achieve or sustain profitability or positive cash flows from operating activities in the future. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock.

Exploration is a high-risk activity, and the 3-D seismic data and other advanced technologies we use cannot eliminate exploration risk and require experienced technical personnel whom we may be unable to attract or retain.

   Our future success will depend on the success of our exploratory drilling program. Exploration activities involve numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. In addition, we often are uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of the additional exploration time and expense associated with a variety of factors, including:

  . unexpected drilling conditions;

  . pressure or irregularities in formations;

  . equipment failures or accidents;

  . adverse weather conditions;

  . compliance with governmental requirements; and

  . shortages or delays in the availability of drilling rigs or equipment.

   Even when used and properly interpreted, 3-D seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. We could incur losses as a result of these expenditures. Poor results from our exploration activities could affect our future cash flows and results of operations materially and adversely.

   Our exploratory drilling success will depend, in part, on our ability to attract and retain experienced explorationists and other professional personnel. Competition for explorationists and engineers with experience in the Gulf of Mexico is extremely intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete in the Gulf of Mexico could be adversely affected.

If Petroleum Geo-Services terminates our data agreement, our ability to find additional reserves could be materially impaired. If Petroleum Geo-Services does not resume 3-D seismic data acquisition in the Gulf of Mexico during the remaining term of our agreement, we may incur additional costs to acquire data from other vendors, which costs could be material.

   Our success depends heavily on our access to 3-D seismic data, and our primary source for 3-D seismic data is our data agreement with Petroleum Geo-Services. If Petroleum Geo-Services terminates our agreement, we would lose substantially all of our current access to 3-D seismic data which loss would have a material adverse effect on our ability to find additional reserves.

   Petroleum Geo-Services may terminate our data agreement on several grounds, including if a Petroleum Geo-Services competitor acquires control of us or we breach the agreement subject to specified exceptions. For a description of these exceptions, please read "Business and Properties--Petroleum Geo-Services Data Agreement--Termination Events."

   We currently have license rights under our Petroleum Geo-Services data agreement to approximately 5,700 blocks of 3-D seismic data in the Gulf of Mexico. Our agreement does not require Petroleum Geo-Services to acquire or process any further data. At this time, Petroleum Geo-Services has elected to cease 3-D seismic data acquisitions in the Gulf of Mexico. We cannot assure you that Petroleum Geo-Services will resume 3-D seismic data acquisitions in the Gulf of Mexico during the remaining term of our agreement. If Petroleum Geo-Services does not resume 3-D seismic data acquisition in the Gulf of Mexico during the remaining term of our agreement, we may incur additional costs to acquire data from other vendors, which costs could be material. Even if Petroleum Geo-Services elects to resume 3-D seismic data acquisitions in the Gulf of Mexico, it again could elect to cease 3-D seismic data acquisitions as a result of a change of control of Petroleum Geo-Services or changes in Petroleum Geo-Services' competitive, financial or technological status.

   Petroleum Geo-Services also could significantly increase the acquisition or processing of data in the Gulf of Mexico that it is not required to share with us. For example, Petroleum Geo-Services could focus on acquiring and processing data on an exclusive contractual basis and not for sale to multiple customers. In addition, if Petroleum Geo-Services were to engage new marketing vendors who would not agree to the terms of our agreement with Petroleum Geo-Services, then we would not have access to the data marketed through those vendors. Petroleum Geo-Services also could elect to acquire or process other seismic data, including future generations of seismic data, to which we are not entitled or for which our rights are limited. Our right to enhanced data also could be adversely affected if Petroleum Geo-Services were to elect to sell the right to enhance and market its data without retaining a material royalty or similar interest.

Natural gas and oil prices fluctuate widely, and low prices could have a material adverse impact on our business.

   Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our credit facility is subject to periodic re-determination based in part on changing expectations of future prices. Lower prices may also reduce the amount of natural gas and oil that we can economically produce.

   Prices for natural gas and oil fluctuate widely. For example, natural gas and oil prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this fluctuation are:

  . the level of consumer product demand;

  . weather conditions;

  . domestic and foreign governmental regulations;

  . the price and availability of alternative fuels;

  . political conditions in natural gas and oil producing regions;

  . the domestic and foreign supply of natural gas and oil;

  . the price of foreign imports; and

  . overall economic conditions.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and net present value of our reserves.

   The process of estimating natural gas and oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and net present value of reserves shown in this prospectus. Please read "Business and Properties--Natural Gas and Oil Reserves" for a discussion of our proved natural gas and oil reserves.

   In order to prepare these estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions such as natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of natural gas and oil reserves are inherently imprecise.

   Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. At June 30, 2000, 74 percent of our proved reserves were either proved undeveloped or proved non-producing. Moreover, the producing wells included in our reserve report had produced for a relatively short period of time as of June 30, 2000. Because most of our reserve estimates are not based on a lengthy production history and are calculated using volumetric analysis, these estimates are less reliable than estimates based on a lengthy production history.

   You should not assume that the present value of future net cash flows from our proved reserves referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the net present value estimate.

A significant part of the value of our production and reserves is concentrated in a small number of offshore properties. Because of this concentration, any production problems or inaccuracies in reserve estimates related to those properties are more likely to adversely impact our business.

   During the first half of 2000, over 78 percent of our daily production came from six of our properties in the Gulf of Mexico. If mechanical problems, storms or other events curtailed a substantial portion of this production, our cash flow would be adversely affected. In addition, at June 30, 2000, our proved reserves were located on 25 discoveries in the Gulf of Mexico, with approximately 51 percent of our proved reserves attributable to four of these discoveries. If the actual reserves associated with any one of these four discoveries are less than our estimated reserves, our results of operations and financial condition could be adversely affected.

We are vulnerable to operational, regulatory and other risks associated with the Gulf of Mexico because we currently explore and produce exclusively in that area.

   Our operations and revenues are impacted acutely by conditions in the Gulf of Mexico because we currently explore and produce exclusively in that area. This concentration of activity makes us more vulnerable than many of our competitors to the risks associated with the Gulf of Mexico, including delays and increased costs relating to:

  . adverse weather conditions;

  . drilling rig and other oilfield services; and

  . compliance with environmental and other laws and regulations.

Recently, higher prices for natural gas and oil have led to greater demand for drilling rig and other oilfield services. As a result, we have experienced increasing costs for and in the future may experience reduced availability of these services.

Relatively short production periods for Gulf of Mexico properties subject us to higher reserve replacement needs, require significant capital expenditures to replace production and may impair our ability to reduce production during periods of low natural gas and oil prices.

   Production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years of production. As a result, our reserve replacement needs from new prospects are greater and require us to incur significant capital expenditures to replace production.

   Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods. Our potential need to generate revenues to fund ongoing capital commitments or reduce indebtedness may limit our ability to slow or shut-in production from producing wells during periods of low prices for natural gas and oil.

The failure to replace our reserves would adversely affect our production and cash flows.

   Our future natural gas and oil production depends on our success in finding or acquiring additional reserves. If we fail to replace reserves, our level of production and cash flows would be adversely impacted. In general, production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. If we are not successful, our future production and revenues will be adversely affected.

Hedging our production has limited and may continue to limit our potential gains from increases in commodity prices or result in losses.

   To reduce our exposure to fluctuations in the prices of natural gas and oil, we enter into hedging arrangements with respect to a portion of our expected production. Hedging arrangements expose us to risks in some circumstances, including the following:

  . production is less than expected;

  . the other party to the hedging contract defaults on its contract obligations; or

  . there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

   These hedging arrangements have limited and may continue to limit the benefit we could receive from increases in the prices for natural gas and oil. The estimated fair value of our open collar arrangements as of June 30, 2000 was equal to an unrealized loss of approximately $12.5 million for the last six months of 2000 and an unrealized loss of approximately $3.8 million for 2001 using NYMEX natural gas and oil prices as of June 30, 2000. However, if we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in natural gas and oil prices than our competitors who engage in hedging arrangements.

The natural gas and oil business involves many operating risks that can cause substantial losses.

   The natural gas and oil business involves a variety of operating risks, including:

  . fires;

  . explosions;

  . blow-outs and surface cratering;

  . uncontrollable flows of underground natural gas, oil and formation water;

  . natural disasters;

  . pipe or cement failures;

  . casing collapses;

  . embedded oilfield drilling and service tools;

  . abnormally pressured formations; and

  . environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

   If any of these events occur, we could incur substantial losses as a result of:

  . injury or loss of life;

  . severe damage to and destruction of property, natural resources and equipment;

  . pollution and other environmental damage;

  . clean-up responsibilities;

  . regulatory investigation and penalties;

  . suspension of our operations; and

  . repairs to resume operations.

   If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations.

   Offshore operations are also subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties.

   We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect our operations.

Exploration for natural gas and oil in the deep waters of the Gulf of Mexico involves greater operational and financial risks than exploration in shallower waters, and our expansion into the deep water could result in substantial losses.

   As part of our strategy, we explore for natural gas and oil in the deep waters of the Gulf of Mexico where operations are more difficult and costly than in shallower waters. Our deep water drilling and operations require the application of recently developed technologies that involve a higher risk of mechanical failure. We have experienced and will continue to experience significantly higher drilling costs for our deep water prospects. Furthermore, the deep waters of the Gulf of Mexico lack the physical and oilfield service infrastructure present in the shallower waters of the Gulf of Mexico. As a result, deep water operations may require a significant amount of time between a discovery and the time that we can market the natural gas or oil, increasing both the financial and operational risk involved with these operations.

We cannot control the activities on properties we do not operate.

   Other companies operate some of the properties in which we have an interest. As a result, we have a limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of our drilling and development activities on properties operated by others therefore depend on a number of factors that are outside of our control, including:

  . timing and amount of capital expenditures;

  . the operator's expertise and financial resources;

  . approval of other participants in drilling wells; and

  . selection of technology.

Our success depends on our Chief Executive Officer and other key personnel, the loss of whom could disrupt our business operations.

   We depend to a large extent on the efforts and continued employment of our President and Chief Executive Officer, Roger L. Jarvis, and other key personnel. If Mr. Jarvis or these other key personnel resign or become unable to continue in their present role and if they are not adequately replaced, our business operations could be adversely affected. Please read "Management" for information regarding Mr. Jarvis and other members of our management team.

We may have difficulty financing our planned growth.

   We have experienced and expect to continue to experience substantial capital expenditure and working capital needs, particularly as a result of our drilling program. In the future, we will require additional financing, in addition to cash generated from our operations, to fund our planned growth. We cannot be certain that additional financing will be available to us on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail our drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

Competition in our industry is intense, and we are smaller and have a more limited operating history than most of our competitors in the Gulf of Mexico.

   We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and develop properties. Most of our competitors have substantially greater financial and other resources than us. As a result, in the deep water where exploration is more expensive, our competitors may be better able to withstand sustained periods of unsuccessful drilling. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating in the Gulf of Mexico for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

Our competitors may use superior technology which we may be unable to afford or which would require costly investment by us in order to compete.

   Our industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected. For example, marine seismic acquisition technology has been characterized by rapid technological advancements in recent years and further significant technological developments could substantially impair our 3-D seismic data's value.

One customer currently purchases all of our natural gas production. As a result, if this customer defaults on its payment obligations, our near-term earnings and cash flows would be adversely affected.

   Currently, Enron North America Corp. purchases all of our natural gas production at current market prices. The terms of our arrangement require Enron to pay us within 60 days after we deliver our production to Enron. As a result, if Enron were to default on its payment obligations to us, our near-term earnings and cash flows would be adversely affected.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

   Exploration for and development, production and sale of natural gas and oil in the U.S. and especially in the Gulf of Mexico are subject to extensive federal, state and local laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

  . discharge permits for drilling operations;

  . drilling bonds;

  . reports concerning operations; and

  . taxation.

   Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We do not believe that full insurance coverage for all potential environmental damages is available at a reasonable cost. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. For example, Congress or the Minerals Management Service could decide to limit exploratory drilling or natural gas production in some areas of the Gulf of Mexico. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect our financial condition and results of operations.

Petroleum Geo-Services, Warburg, Pincus Ventures and our management own a significant amount of common stock, giving them influence or control in corporate transactions and other matters, and the interest of Warburg, Pincus Ventures or Petroleum Geo-Services could differ from those of other stockholders.

   On completion of this offering, Warburg, Pincus Ventures, Petroleum Geo-Services, and our executive officers will beneficially own approximately 52 percent of our outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option. As a result, these stockholders will continue to be in a position to significantly influence or control the outcome of matters requiring a stockholder vote, including the election of directors, the adoption of an amendment to our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. In addition, representatives of Petroleum Geo-Services and Warburg, Pincus Ventures constitute a majority of our board of directors. Their control of Spinnaker may delay or prevent a change of control of Spinnaker and may adversely affect the voting and other rights of other stockholders.

   Furthermore, conflicts of interest could arise in the future between Spinnaker, on the one hand, and Warburg, Pincus Ventures or Petroleum Geo-Services, on the other hand, concerning, among other things, potential competitive business activities or business opportunities. Except for the limited restrictions placed on Petroleum Geo-Services in our data agreement with Petroleum Geo-Services, neither Warburg, Pincus Ventures nor Petroleum Geo-Services are restricted from competitive natural gas and oil exploration and production activities or investments. Warburg, Pincus Ventures currently has significant equity interests in other public and private natural gas and oil companies. The interest of Warburg, Pincus Ventures or Petroleum Geo-Services could differ from those of our other stockholders. Please read "Certain Transactions" for a discussion of agreements with those stockholders.

Substantially all of our outstanding shares may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

   The market price of our common stock could drop due to sales of a large number of shares of our common stock in the market after the offering or the perception that such sales could occur. This could make it more difficult to raise funds through future offerings of common stock.

Our certificate of incorporation and bylaws contain provisions that could discourage an acquisition or change of control of Spinnaker.

   Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us, even if that change of control might be beneficial to stockholders. In addition, provisions of the certificate of incorporation and bylaws, such as no stockholder action by written consent and limitations on stockholder proposals at meetings of stockholders, could also make it more difficult for a third party to acquire control of us. Please read "Description of Capital Stock" for additional details concerning the provisions of our certificate of incorporation and bylaws.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

   Some of the information in this prospectus, including information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements speak only as of the date made. These forward-looking statements may be identified by the use of the words "believe," "expect," "anticipate," "will," "contemplate," "would" and similar expressions that contemplate future events. These future events include the following matters:

  . financial position;

  . business strategy;

  . budgets;

  . amount, nature and timing of capital expenditures;

  . drilling of wells;

  . natural gas and oil reserves;

  . timing and amount of future production of natural gas and oil;

  . operating costs and other expenses;

  . cash flow and anticipated liquidity;

  . prospect development and property acquisitions; and

  . marketing of natural gas and oil.

   Numerous important factors, risks and uncertainties may affect our operating results, including:

  . the risks associated with exploration;

  . our ability to find, acquire, market, develop and produce new properties;

  . natural gas and oil price volatility;

  . uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

  . operating hazards attendant to the natural gas and oil business;

  . downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

  . potential mechanical failure or under-performance of significant wells;

  . climactic conditions;

  . availability and cost of material and equipment;

  . delays in anticipated start-up dates;

  . actions or inactions of third-party operators of our properties;

  . our ability to find and retain skilled personnel;

  . availability of capital;

  . the strength and financial resources of our competitors;

  . regulatory developments;

  . environmental risks; and

  . general economic conditions.

   Any of the factors listed above and other factors contained in this prospectus could cause our actual results to differ materially from the results implied by these or any other forward-looking statements made by us or on our behalf. We cannot assure you that our future results will meet our expectations. You should pay particular attention to the risk factors and cautionary statements described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds of $121.1 million, or $138.5 million if the underwriters exercise their over-allotment option in full, from the sale of the shares of common stock offered by this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

   We intend to use approximately $17.0 million of the net proceeds to repay all of our outstanding debt under our credit facility. We intend to use the remainder of the net proceeds as follows:

  . to fund a portion of our exploration activities, which includes drilling approximately 15 or more wells during the remainder of 2000;

  . to acquire seismic data; and

  . for general corporate purposes, including possible acquisitions of properties or businesses.

   Pending use for these purposes, we plan to invest the net proceeds in short-term investment-grade interest-bearing securities.

   At August 10, 2000, we had $17.0 million outstanding under our credit facility bearing interest at a weighted average rate of 8.5 percent. Our credit facility matures in July 2001. We have used borrowings under our current credit facility to repay indebtedness used to fund a portion of our exploration and development activities and for other general corporate purposes. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of our current credit agreement.

                          PRICE RANGE OF COMMON STOCK

   Our common stock began trading on the New York Stock Exchange on July 26, 2000 under the symbol "SKE." Prior to that date, our common stock traded on The Nasdaq National Market under the symbol "SPNX." The following table sets forth the range of high and low sales prices per share of common stock for each calendar quarter.

                                                                   Sales Price
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
   1999:
   Third Quarter (from September 29, 1999)....................... $14.75 $13.00
   Fourth Quarter................................................ $16.75 $12.56
   2000:
   First Quarter................................................. $25.00 $13.25
   Second Quarter................................................ $30.50 $19.50
   Third Quarter (through August 10, 2000)....................... $31.50 $24.03

   On August 10, 2000, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $26.25 per share. On June 30, 2000, there were 34 holders of record and approximately 1,000 beneficial owners of our common stock.

                                DIVIDEND POLICY

   We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, for the operation and development of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. In addition, our current credit agreement prohibits us from paying cash dividends on our common stock. Any future dividends may also be restricted by any loan agreements which we may enter into from time to time.

                                    DILUTION

   The net tangible book value of our common stock on June 30, 2000 was $9.07 per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth, or tangible assets less total liabilities, by the total number of outstanding shares of common stock. After giving effect to the sale of common stock offered by this prospectus and the receipt of the estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, our net tangible book value at June 30, 2000 would have been $12.08 per share. This represents an immediate increase in the net tangible book value of $3.01 per share to existing stockholders and an immediate and substantial dilution, resulting from the difference between the public offering price and the net tangible book value after this offering, to new investors purchasing common stock in this offering. The following table illustrates the per share dilution to new investors purchasing common stock in this offering:

   Assumed public offering price per share..........................      $26.25
     Net tangible book value per share at June 30, 2000............. 9.07
     Increase per share attributable to new investors............... 3.01
                                                                     ----
   Net tangible book value per share after this offering............       12.08
                                                                          ------
   Dilution per share to new investors..............................      $14.17
                                                                          ======

   This table excludes all shares of common stock issuable on exercise of options that will remain outstanding on completion of this offering. The exercise of outstanding options with an exercise price less than the net tangible book value per share after this offering would increase the dilutive effect to new investors described above. Please read notes 5 and 6 of the notes to our consolidated financial statements.

                                 CAPITALIZATION

   The following table presents our capitalization and other information as of June 30, 2000 on two bases:

  . on an actual basis; and

  . on an as adjusted basis to reflect our anticipated use of the estimated net proceeds of this offering.

   You should read the table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included in this prospectus.

                                                              June 30, 2000
                                                           ---------------------
                                                            Actual   As Adjusted
                                                           --------  -----------
                                                              (in thousands)
Cash and cash equivalents................................  $  1,392   $110,511
                                                           ========   ========
Short-term debt..........................................  $ 12,000   $     --

Stockholders' equity:
Preferred stock, $0.01 par value, 10,000,000 shares
 authorized; no shares issued and outstanding, actual; no
 shares issued and outstanding, as adjusted..............        --         --
Common stock, $0.01 par value, 50,000,000 shares
 authorized; 20,597,035 shares issued and 20,575,675
 shares outstanding, actual; 25,497,035 shares issued and
 25,475,675 shares outstanding, as adjusted..............       206        255
Additional paid-in capital...............................   205,151    326,221
Accumulated deficit......................................   (18,709)   (18,709)
Less: Treasury stock, at cost, 21,360 shares.............       (53)       (53)
                                                           --------   --------
  Total stockholders' equity.............................   186,595    307,714
                                                           --------   --------
    Total capitalization.................................  $198,595   $307,714
                                                           ========   ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

                     (in thousands, except per share data)

   The following table sets forth some of our historical consolidated financial data. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

                          Period from
                           Inception
                         (December 20,                               Six Months Ended
                         1996) through  Year Ended December 31,          June 30,
                         December 31,  ----------------------------  ------------------
                             1996        1997      1998      1999      1999      2000
                         ------------- --------  --------  --------  --------  --------
Statement of Operations
Data:                                                                   (unaudited)
Revenues................    $   --     $    201  $  3,298  $ 34,258  $  9,583  $ 33,012
                            ------     --------  --------  --------  --------  --------
Expenses:
 Lease operating
  expenses..............        --           72       474     5,411     1,183     3,875
 Depreciation,
  depletion and
  amortization--natural
  gas and oil
  properties............        --           68     2,738    20,788     7,619    17,644
 Depreciation and
  amortization--other...        10          349       437       213        98       144
 Write-down of natural
  gas and oil
  properties (1)........        --           --     2,642        --        --        --
 General and
  administrative........       318        1,965     3,809     4,860     2,244     3,100
 Stock appreciation
  rights expense (2)....        --           --        --     1,651     1,651        --
                            ------     --------  --------  --------  --------  --------
   Total expenses.......       328        2,454    10,100    32,923    12,795    24,763
                            ------     --------  --------  --------  --------  --------
Income (loss) from
 operations.............      (328)      (2,253)   (6,802)    1,335    (3,212)    8,249
Other income (expense):
 Interest income........        --           91       221       528        85       313
 Interest expense.......        --           --      (516)   (3,771)   (2,007)     (254)
 Capitalized interest...        --           --       237       966       634        17
                            ------     --------  --------  --------  --------  --------
Income (loss) before
 income taxes...........      (328)      (2,162)   (6,860)     (942)   (4,500)    8,325
 Income tax provision...        --           --        --        --        --        --
                            ------     --------  --------  --------  --------  --------
Income (loss) before
 cumulative effect of
 change in accounting
 principle..............      (328)      (2,162)   (6,860)     (942)   (4,500)    8,325
Cumulative effect of
 change in accounting
 principle (3)..........        --           --        --      (395)     (395)       --
                            ------     --------  --------  --------  --------  --------
Net income (loss).......    $ (328)    $ (2,162) $ (6,860) $ (1,337) $ (4,895) $  8,325
                            ======     ========  ========  ========  ========  ========
Accrual of dividends on
 preferred stock........       (16)      (1,326)   (7,094)   (7,911)   (5,088)       --
                            ------     --------  --------  --------  --------  --------
Net income (loss)
 available to common
 stockholders...........    $ (344)    $ (3,488) $(13,954) $ (9,248) $ (9,983) $  8,325
                            ======     ========  ========  ========  ========  ========
Basic income (loss) per
 common share (4)(5):
 Income (loss) before
  cumulative effect of
  change in accounting
  principle.............    $(0.09)    $  (0.88) $  (3.44) $  (1.06) $  (2.33) $   0.41
 Cumulative effect of
  change in accounting
  principle (3).........        --           --        --     (0.05)    (0.10)       --
                            ------     --------  --------  --------  --------  --------
 Net income (loss) per
  common share..........    $(0.09)    $  (0.88) $  (3.44) $  (1.11) $  (2.43) $   0.41
                            ======     ========  ========  ========  ========  ========
Diluted income (loss)
 per common share
 (4)(5):
 Income (loss) before
  cumulative effect of
  change in accounting
  principle.............    $(0.09)    $  (0.88) $  (3.44) $  (1.06) $  (2.33) $   0.39
 Cumulative effect of
  change in accounting
  principle (3).........        --           --        --     (0.05)    (0.10)       --
                            ------     --------  --------  --------  --------  --------
 Net income (loss) per
  common share..........    $(0.09)    $  (0.88) $  (3.44) $  (1.11) $  (2.43) $   0.39
                            ======     ========  ========  ========  ========  ========
Weighted average number
 of common shares
 outstanding--basic
 (4)(5).................     3,960        3,960     4,059     8,355     4,113    20,469
                            ======     ========  ========  ========  ========  ========
Weighted average number
 of common shares
 outstanding--diluted
 (4)(5).................     3,960        3,960     4,059     8,355     4,113    21,539
                            ======     ========  ========  ========  ========  ========
Other Data:
Adjusted EBITDA (6).....    $ (318)    $ (1,836) $   (985) $ 23,987  $  6,156  $ 26,037
Net cash provided by
 (used in) operating
 activities.............       (12)      (5,523)   (2,776)   14,905     4,508    22,668
Net cash used in
 investing activities...        --      (15,236)  (68,503)  (85,101)  (47,673)  (54,839)
Net cash provided by
 financing activities...     4,590       18,863    70,738    88,507    45,000    13,111
Capital expenditures....        --       15,578    85,681    79,810    33,575    68,237

                                         At December 31,          At June 30,
                                  ----------------------------- ---------------
                                   1996   1997   1998    1999    1999    2000
                                  ------ ------ ------- ------- ------- -------
                                                                  (unaudited)
Balance Sheet Data:
Cash and cash equivalents........ $4,578 $2,682 $ 2,141 $20,452 $ 3,976 $ 1,392
Current assets...................  4,588  6,348   6,737  32,126  15,156  20,726
Total assets.....................  5,241 22,358 102,769 189,553 139,552 227,220
Short-term debt..................     --     --  19,000      --  64,000  12,000
Other current liabilities........  1,858  2,096  18,378  12,451  10,005  28,625
Total equity(5)..................  3,367 18,879  56,913 177,102  51,981 186,595

--------
(1) At December 31, 1998, we recognized a non-cash write-down of natural gas and oil properties in the amount of approximately $2.6 million in connection with the ceiling limitation required by the full cost method of accounting for natural gas and oil properties. The write-down was primarily the result of the decline in natural gas prices experienced in 1998 and through April 9, 1999. As permitted by applicable Securities and Exchange Commission rules, in calculating the amount of the write-down, we used post year-end natural gas and oil price increases of $0.26 per MMBtu of natural gas and $4.52 per barrel of oil from December 31, 1998 to April 9, 1999. If we had used only December 31, 1998 natural gas and oil prices, we would have recognized a total non-cash write-down of natural gas and oil properties of approximately $13.0 million.

(2) The stock option agreements of two of our officers provided that they could elect to have Spinnaker deliver shares equal to the appreciation in the value of the stock over the option price in lieu of purchasing the amount of shares under option. Based on our estimate of the share value of Spinnaker, we recorded compensation expense of approximately $1.7 million in 1999 related to the stock appreciation rights of the stock option agreements. In July 1999, these two officers agreed to eliminate the stock appreciation rights feature of their stock option agreements.

(3) The cumulative effect of change in accounting principle represents our adoption of Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities."

(4) Spinnaker was originally formed as a limited liability company, and we issued common units and preferred units. In connection with our conversion to a corporation in January 1998, we exchanged common stock for all then outstanding common units and preferred stock for all then outstanding preferred units. We express all historical unit data in shares.

(5) In connection with our initial public offering, we issued 8,000,000 shares of common stock, converted all then outstanding shares of preferred stock into 6,061,840 shares of common stock and issued 1,200,248 shares of common stock to certain holders of the previously outstanding preferred stock in lieu of payment of accrued cash dividends.

(6) As used in this prospectus, Adjusted EBITDA means earnings before interest, income taxes, depreciation, depletion and amortization, write-down of natural gas and oil properties, and stock appreciation rights expense. Adjusted EBITDA is not a calculation based upon generally accepted accounting principles. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. Adjusted EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures reported by other companies. In evaluating Adjusted EBITDA, Spinnaker believes that investors should consider, among other things, the amount by which Adjusted EBITDA exceeds interest costs, how Adjusted EBITDA compares to principal repayments on debt and how Adjusted EBITDA compares to capital expenditures for each period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   Spinnaker is an independent energy company engaged in the exploration, development and production of natural gas and oil in the Gulf of Mexico. Since our inception in December 1996, we have focused our efforts on 3-D seismic exploration in the Gulf of Mexico and have participated in drilling 47 exploratory wells in the Gulf of Mexico, with 28 of these wells being completed as discoveries. As of June 30, 2000, Ryder Scott Company, L.P. estimated our net proved reserves at approximately 123.1 Bcfe, 89 percent of which was natural gas, representing an increase of approximately 129 percent over our estimated net proved reserves of 53.8 Bcfe at December 31, 1998. As of June 30, 2000, we had 173 leasehold interests located in Texas state and federal waters, within which we have identified approximately 86 exploratory prospects or leads. We expect to drill approximately 15 or more of these prospects during the remainder of 2000. Based on 3-D seismic analysis on blocks where we currently have no leasehold interest, we also have identified over 100 additional leads that may result in additional prospects. We have acquired our portfolio through lease sales, farm-ins and trades, some of which involved acreage swaps, and others based on 3-D seismic data. Our future operating results will depend substantially on the success of our exploratory drilling program.

   Our revenue, profitability and future growth rate substantially depend on factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets historically have been very volatile, and natural gas and oil prices may fluctuate widely in the future. Sustained periods of low prices for natural gas and oil could materially and adversely affect our financial position, our results of operations, the quantities of natural gas and oil reserves that we can economically produce and our access to capital.

   We use the full cost method of accounting for our investment in natural gas and oil properties. Under this method, we capitalize all acquisition, exploration and development costs incurred for the purpose of finding natural gas and oil reserves, including salaries, benefits, related general and administrative costs and other amounts directly attributable to these exploration activities. We capitalized general and administrative costs and other amounts of $1.3 million in 1997, $2.5 million in 1998, $2.5 million in 1999 and $2.2 million in the first six months of 2000. We expense costs associated with production and general corporate activities in the period incurred. We capitalize interest costs related to unproved properties and properties under development. Sales of natural gas and oil properties are accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of natural gas and oil.

   We compute the provision for depreciation, depletion and amortization of natural gas and oil properties using the unit-of-production method of accounting based on production and estimates of proved reserve quantities. We exclude unevaluated costs and related carrying costs from the amortization base until we evaluate the properties associated with these costs. We periodically assess the unamortized costs for possible impairments or reductions in value. An impairment to our value may occur in the event of:

  . decreases in natural gas and oil prices;

  . downward adjustments to our estimated proved reserves;

  . increases in our estimates of development costs; and

  . deterioration in our exploration results.

   If a reduction in value has occurred, we increase our amortization base by the amount of this impairment. The amortization base includes estimated future development costs and dismantlement, and restoration and abandonment costs, net of estimated salvage values. The capitalized costs of proved natural gas and oil properties, net of accumulated depreciation, depletion and amortization, may not exceed a ceiling limit that is based on the estimated future net cash flows from proved natural gas and oil reserves discounted at 10 percent per annum. If capitalized costs exceed this limit, we charge the excess to write-down of natural gas and oil properties in the quarter in which the excess occurs. We may not reverse these write-downs even if natural gas and oil prices increase in subsequent periods. At December 31, 1998, we recognized a non-cash write-down of natural gas and oil properties in the amount of approximately $2.6 million in connection with the ceiling limitation required by the full cost method of accounting for natural gas and oil properties. The write-down was primarily the result of the decline in natural gas prices experienced in 1998 and through April 9, 1999. As permitted by applicable Securities and Exchange Commission rules, in calculating the amount of the write-down, we used post-year end natural gas and oil price increases of $0.26 per MMBtu of natural gas and $4.52 per barrel of oil from December 31, 1998 to April 9, 1999. If we had used only December 31, 1998 natural gas and oil prices, we would have recognized a total non-cash write-down of natural gas and oil properties of approximately $13.0 million.

   We conduct substantially all of our exploration activities jointly with others and, accordingly, recorded amounts for our natural gas and oil properties reflect only our proportionate interest in those activities.

   Effective January 1998, we completed the conversion of Spinnaker from a limited liability company to a corporation and now account for income taxes in accordance with Statement on Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, we must recognize deferred income taxes at each year-end for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. We will establish valuation allowances when necessary to reduce deferred tax assets to the amount to be realized.

Results of Operations

 Six Months Ended June 30, 2000 as Compared to the Six Months Ended June 30,
 1999

   Our production increased approximately 6.3 Bcfe in the first six months of 2000 compared to the first six months of 1999. The daily production rate at the end of June 2000 was approximately 74,000 Mcfe as compared to rates of approximately 35,000 Mcfe at the end of June 1999 and approximately 53,000 Mcfe at the end of December 1999.

   Our natural gas and oil revenues, including the effects of our hedging activities, increased $23.4 million and income from operations increased $11.5 million in the first six months of 2000 compared to the same period in 1999. Natural gas revenues increased $23.8 million and oil and condensate revenues increased $2.0 million in the first six months of 2000 compared to the same period in 1999. We entered into hedging arrangements beginning in the fourth quarter of 1999. Net natural gas and oil hedging losses were $2.4 million in the first six months of 2000. Natural gas production volumes increased primarily due to eight wells which commenced production after the second quarter of 1999, contributing $18.8 million of the increase in natural gas revenues. Average natural gas prices increased, contributing $5.0 million of the increase in natural gas revenues. Oil and condensate production volumes increased primarily due to seven wells which commenced production after the second quarter of 1999, contributing $1.2 million of the increase in oil and condensate revenues. Average oil and condensate prices increased, contributing $872,000 of the increase in oil and condensate revenues.

   Lease operating expenses increased $2.7 million in the first six months of 2000 compared to the same period in 1999. Of the total increase in lease operating expenses, $803,000 was attributable to eight wells which commenced production after the second quarter of 1999, $879,000 related to workover activities on four wells in 2000 and $1.0 million was primarily attributable to the timing of production associated with new wells during the first six months of 1999. The increase in the lease operating expense rate per Mcfe was primarily due to the workover activities in the first six months of 2000.

   General and administrative expenses increased $856,000 in the first six months of 2000 compared to the same period in 1999. The increase was primarily due to employment-related costs associated with an increase in personnel after the second quarter of 1999.

   Depreciation, depletion and amortization increased $10.1 million in the first six months of 2000 compared to the same period in 1999. Of the total increase in depreciation, depletion and amortization, $10.6 million was attributable to a substantial increase in production, partially offset by a reduction of $553,000 in the depletion rate from the prior year period.

   Interest income increased $228,000 in the first six months of 2000 compared to the same period in 1999 primarily due to investment income associated with the remaining initial public offering proceeds invested during the first half of 2000. Interest expense, net of capitalized interest, decreased $1.1 million in the first six months of 2000 compared to the same period in 1999. We had outstanding borrowings of $12.0 million at June 30, 2000 compared to outstanding borrowings of $64.0 million at June 30, 1999.

   No income tax expense was recognized during the first six months of 2000 due to the availability of net operating loss carryforwards that offset taxable income in 2000.

   We recognized net income of $8.3 million, or $0.41 per basic share and $0.39 per diluted share, in the first six months of 2000 compared to a net loss of $4.9 million in the same period in 1999. After dividends of $5.1 million on preferred stock that is no longer outstanding, we recognized a net loss available to common stockholders of $10.0 million, or a loss of $2.43 per basic and diluted share, in the first six months of 1999.

 Year Ended December 31, 1999 as Compared to the Year Ended December 31, 1998

   Our production increased approximately 11.3 Bcfe in 1999 compared to 1998. The daily production rate at the end of December 1999 was approximately 53,000 Mcfe as compared to a rate of approximately 8,000 Mcfe at the end of December 1998.

   Our natural gas and oil revenues increased $31.0 million and income from operations increased $8.1 million in 1999 compared to 1998. Natural gas revenues increased $26.7 million and oil and condensate revenues increased $3.5 million in 1999 compared to 1998, and net natural gas and oil hedging income was $751,000 in 1999 as a result of hedging activities beginning during the fourth quarter of 1999. Natural gas production volumes increased primarily due to seven wells which commenced production in 1999, contributing to $25.3 million of the increase in natural gas revenues. Average natural gas prices also increased, contributing to $1.4 million of the increase in natural gas revenues. Oil and condensate production volumes increased primarily due to six wells which commenced production in 1999, contributing to $3.4 million of the increase in oil and condensate revenues.

   The Brazos A-19 well commenced production on October 16, 1999 and reached a peak production rate of 90 Mcfe of natural gas per day on November 2, 1999. However, on November 15, 1999, the operator reported to us that during a shutdown of the well, it detected a pressure buildup in the production casing. The well has been plugged and abandoned and the operator plans to drill a replacement well in the second half of 2001.

   Lease operating expenses increased $4.9 million in 1999 compared to 1998. Of the total increase in lease operating expenses, $4.5 million was attributable to seven wells which commenced production in 1999, including $1.6 million of expense related to workovers at Garden Banks 367 (Dulcimer) and High Island 235 and well control activities at Brazos A-19. We expensed $225,000 related to Brazos A-19 well control activities during the fourth quarter of 1999. Diagnostic and other costs to bring the well back onto production will be capitalized.

   General and administrative expenses increased $1.1 million in 1999 compared to 1998. The increase in general and administrative expenses was primarily due to employment-related costs associated with an increase in personnel in late 1998 and 1999. Stock appreciation rights expense in 1999 was approximately $1.7 million compared to zero in 1998. The stock option agreements of two of Spinnaker's officers provided that they could elect to have us deliver shares equal to the appreciation in the value of the stock over the option price in lieu of purchasing the amount of shares under option. Based on our estimate of the share value of Spinnaker, compensation expense was recorded in 1999 related to the stock appreciation rights of the stock option agreements. In July 1999, these two officers agreed to eliminate the stock appreciation rights feature of their stock option agreements.

   Depreciation, depletion and amortization increased $18.1 million in 1999 compared to 1998, primarily due to a substantial increase in production during 1999.

   Interest income increased $307,000 in 1999 compared to 1998 primarily due to invested initial public offering proceeds during the fourth quarter of 1999. Interest expense, net of capitalized interest, increased $2.5 million in 1999 compared to 1998 as a result of additional borrowings under the credit agreement during 1999.

   We recognized a net loss of $1.3 million in 1999 compared to a net loss of $6.9 million in 1998. After preferred dividends of $7.9 million, we recognized a net loss available to common stockholders of $9.2 million, or $1.11 per basic and diluted share, in 1999. After preferred dividends of $7.1 million, we recognized a net loss available to common stockholders of $14.0 million, or $3.44 per basic and diluted share, in 1998.

 Year Ended December 31, 1998 as Compared to the Year Ended December 31, 1997

   We had natural gas and oil revenues of $3.3 million for the year ended December 31, 1998 as compared to $201,000 for the year ended December 31, 1997. This increase in natural gas and oil revenues was due primarily to production commencing in 1998 from wells located at West Cameron 522 and South Timbalier
220. Primarily as a result of these wells, production substantially increased to 1,747 MMcfe in 1998 from 70 MMcfe in 1997. This increased production more than offset the decrease in the average price of the natural gas production to $1.89 per Mcf for 1998 from $2.87 per Mcf for 1997.

   Lease operating expenses were $474,000 in 1998 as compared to $72,000 in 1997. The increase in lease operating expenses was primarily the result of operating expenses attributable to properties that commenced production during the second half of 1997 and during 1998.

   General and administrative expenses were $3.8 million in 1998 as compared to $2.0 million in 1997. The increase in general and administrative expenses was primarily due to an increase of $1.2 million in expenses related to personnel during the latter part of 1997 and during 1998 and to an increase of $300,000 primarily related to legal and accounting services associated with the conversion of Spinnaker from a limited liability company to a corporation.

   Depreciation, depletion and amortization in 1998 was $2.7 million as compared to $68,000 in 1997. Of the $2.6 million increase, $1.6 million was attributable to a substantial increase in production and $1.0 million was due to an increase in the unit depletion rate during 1998. Depreciation and amortization-other increased to $437,000 in 1998 from $349,000 in 1997. The increase was attributable to the purchase of additional computer hardware and software.

   We recognized a non-cash write-down of natural gas and oil properties of $2.6 million due to a decline in prices during 1998 and through April 9, 1999.

   We recognized a net loss of $6.9 million in 1998 compared to a net loss of $2.2 million in 1997. After preferred dividends of $7.1 million, we recognized a net loss available to common stockholders of $14.0 million, or $3.44 per basic and diluted share, in 1998. After preferred dividends of $1.3 million, we recognized a net loss available to common stockholders of $3.5 million, or $0.88 per basic and diluted share, in 1997.

Liquidity and Capital Resources

   We have experienced and expect to continue to experience substantial working capital requirements, primarily due to our active exploration and development programs. While we believe that the proceeds of this offering, working capital, cash flows from operations and borrowings under our credit facility will be sufficient to meet our capital requirements through the end of 2001, additional financing may be required in the future to fund our growth and exploration and development programs. In the event additional capital resources are unavailable, we may curtail our drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

   Cash and cash equivalents decreased $19.1 million to $1.4 million at June 30, 2000 from $20.5 million at December 31, 1999. The decrease resulted from $54.8 million used in investing activities, offset in part by $22.6 million provided by operating activities and $13.1 million provided by financing activities.

 Operating Activities

   We intend to use cash flows from operations to fund a portion of our future acquisition, exploration and development activities. Net cash of $22.6 million was provided by operating activities in the first six months of 2000, primarily as a result of a substantial increase in natural gas and oil production and prices.

   Cash flow from operations will depend on our ability to increase production through our exploration and development programs and the prices of natural gas and oil. We have made significant investments to expand our operations in the Gulf of Mexico. These investments have resulted in an increase in our daily production to approximately 74,000 Mcfe at the end of June 2000 from approximately 53,000 Mcfe at the end of December 1999. We expect higher production and cash flow during the remainder of 2000 as recent discoveries commence production. However, we cannot assure you that production volumes and pricing in the remainder of 2000 will achieve our expectations.

   We currently sell most of our natural gas and oil production under price sensitive or market price contracts. To reduce exposure to fluctuations in natural gas and oil prices, we enter into hedging arrangements. However, these contracts also limit the benefits we would realize if prices increase. See "-- Quantitative and Qualitative Disclosures About Market Risk."

   Our cash flow from operations also depends on our ability to manage our working capital, including our accounts receivable and payable as well as our accrued liabilities. The increase in "accounts receivable" was primarily due to a $6.3 million increase in accrued natural gas and oil revenues resulting primarily from an increase in production and prices in June 2000 compared to December 1999 and a $3.1 million increase in joint interest billings associated with additional wells operated by Spinnaker, offset in part by receipts and other activity of $1.2 million. The increases in "accounts payable" and "accrued liabilities" were primarily due to costs associated with increased drilling and development activities during the first six months of 2000.

 Investing Activities

   Net cash of $54.8 million used in investing activities in the first six months of 2000 included net oil and gas property capital expenditures of $55.2 million and purchases of other property and equipment of $989,000. In addition, we received net proceeds of $1.4 million from the sale of a pipeline associated with our South Timbalier 219/211 discoveries. We drilled 12 exploratory wells in the first six months of 2000, six of which were successful. In 1999, we drilled 12 exploratory wells, eight of which were successful.

   The 2000 budget includes development costs that are contingent on the success of future exploratory drilling. We do not anticipate that budgeted leasehold acquisition activities will include the acquisition of producing properties. We do not anticipate any significant abandonment or dismantlement costs through 2000. We have capital expenditure plans for the second half of 2000 totaling approximately $82 million, primarily for costs related to our exploration and development programs. Actual levels of capital expenditures may vary significantly due to many factors, including drilling results, natural gas and oil prices, industry conditions, decisions of operators and other prospect owners and the prices of drilling rig dayrates and other oilfield goods and services.

 Financing Activities

   During the first six months of 2000, we received proceeds from borrowings of $12.0 million and cash of $1.1 million related to proceeds from exercises of stock options.

   In September 1998, we entered into an $85.0 million credit agreement. We received $19.0 million and $53.0 million from borrowings under the credit agreement during 1998 and 1999, respectively. Simultaneously with the completion of our initial public offering, we retired all outstanding borrowings under the credit agreement, which were $72.0 million as of October 4, 1999. On October 29, 1999, we amended and restated the credit agreement to provide for a $25.0 million credit facility.

   On July 20, 2000, we amended and restated the credit agreement for a second time. Our second amended and restated credit agreement with TD Securities (USA) Inc. and Credit Suisse First Boston provides us with a $75.0 million credit facility with an initial borrowing base of $40.0 million and an original term of 364 days. Credit Suisse First Boston is an affiliate of one of the underwriters in this offering. On July 20, 2000, we used available borrowings under our second amended and restated credit agreement to repay all outstanding indebtedness under our first amended and restated credit agreement. Simultaneously with the completion of this offering, we will repay all outstanding borrowings under the second amended and restated credit agreement, which were $17.0 million as of August 10, 2000.

   The second amended and restated credit agreement is secured by substantially all of our assets, including our interests in our natural gas and oil properties. We have the option to elect to use a base interest rate as described below or the LIBOR rate plus, for each such rate, a spread based on the percentage of our borrowing base used at that time. The base interest rate under the second amended and restated credit agreement will be a fluctuating rate of interest equal to the higher of either the Toronto-Dominion Bank's base rate for dollar advances made in the United States or the Federal Funds Rate plus 0.5 percent per annum.

   The credit agreement contains covenants and restrictive provisions, including the following limitations, subject to some exceptions:

  . we may not incur any other indebtedness from borrowings other than indebtedness of up to $1.0 million;

  . we may not incur any liens upon our properties or assets other than permitted liens securing indebtedness of up to $1.0 million and other liens in the ordinary course of business;

  . we may not enter into any amalgamation, demerger or merger;

  . we may not dispose of all or substantially all of our property, business or assets;

  . we may not dispose of any properties valued in the borrowing base except some interests in natural gas and oil properties included in the borrowing base in an aggregate amount not to exceed $500,000;

  . we may not make or pay any dividend, distribution or payment in respect of our capital stock nor purchase, redeem, retire or permit any reduction or retirement of our capital stock;

  . we must maintain the ratio of our consolidated current assets as of the end of each fiscal quarter to our consolidated current liabilities other than debt under the credit agreement as of the end of such fiscal quarter so that it is not less than 1.00 to 1.00;

  . we must ensure that the ratio of EBITDAX, as defined, to our consolidated interest expense is not less than 5.0 to 1.0 for any period of four consecutive fiscal quarters (to be annualized for periods ending on or subsequent to June 30, 2001); and

  . we may not enter into any hedging agreement unless we meet specified requirements including limits on the aggregate amounts maturing in any month under any floor hedging contracts and under any forward sales transactions, and at no time can any hedging agreement of any nature contain a term to put up money or other assets against the event of its nonperformance exceeding $5.0 million in the aggregate.

Quantitative and Qualitative Disclosures About Market Risk

 Interest Rate Risk

   We are exposed to changes in interest rates. Changes in interest rates affect the interest earned on our cash and cash equivalents and the interest rate paid on borrowings under the credit agreements. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes.

 Commodity Price Risk

   Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under the second amended and restated credit agreement is subject to periodic re-determination based in part on changing expectations of future prices. Lower prices may also reduce the amount of natural gas and oil that we can economically produce. We currently sell most of our natural gas and oil production under price sensitive or market price contracts. To reduce exposure to fluctuations in natural gas and oil prices and to achieve more predictable cash flow, we entered into hedging arrangements beginning in the fourth quarter of 1999. However, these contracts also limit the benefits we would realize if prices increase. These financial arrangements take the form of costless collars and are placed with major financial institutions we believe represent minimum credit risks.

   Under our current hedging practice, we do not hedge more than 50 percent of our production quantities without the prior approval of our risk management committee. Our daily production rates at the end of June 2000 were approximately 70,000 Mcf of natural gas and approximately 700 barrels of oil and condensate. We have entered into the following collar arrangements. One MMBtu approximates one Mcf of gas.

                                    Gas Collars                   Oil Collars
                          ------------------------------- ---------------------------
                          Average               Average   Average  Average   Average
                           Daily    Average      NYMEX     Daily    NYMEX     NYMEX
                          Volume  NYMEX Floor   Ceiling   Volume    Floor    Ceiling
      Time Period         (MMBtu) Price/MMBtu Price/MMBtu  (Bbl)  Price/Bbl Price/Bbl
      -----------         ------- ----------- ----------- ------- --------- ---------
Second Quarter 2000.....  41,758     $2.57       $2.86      600    $19.37    $21.78
Third Quarter 2000......  50,000      2.63        2.96      600     18.61     21.03
Fourth Quarter 2000.....  50,000      2.95        3.43      600     22.11     25.15
First Quarter 2001......  50,000      2.95        3.43       --        --        --
Second Quarter 2001.....  53,297      2.99        4.64       --        --        --
Third Quarter 2001......  50,000      3.00        4.72       --        --        --
Fourth Quarter 2001(1)..  50,000      3.00        4.72       --        --        --

--------
(1) Collar arrangements through November 30, 2001.

   We settle collar arrangements based on the average of the reported settlement prices on the NYMEX for the last three trading days for natural gas and the average of the daily reported settlement prices on the NYMEX for the entire trading month for oil. In a collar transaction, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the floor price for the transaction, and we are required to make a payment to the counterparty if the settlement price for any settlement period is above the ceiling price for the transaction. These transactions are designated as hedges and accounted for on the accrual basis with realized gains and losses recognized in revenues when the related production occurs. We recognized net hedging losses of $2.4 million during the first six months of 2000. The estimated fair value of our open collar arrangements as of June 30, 2000 is equal to an unrealized loss of approximately $12.5 million for the last six months of 2000 and an unrealized loss of approximately $3.8 million in 2001 using NYMEX natural gas and oil prices as of June 30, 2000.

                            BUSINESS AND PROPERTIES

Overview

   Spinnaker Exploration Company is an independent energy company engaged in the exploration, development and production of natural gas and oil in the U.S. Gulf of Mexico. We currently have license rights to approximately 8,750 blocks of mostly contiguous, recent vintage 3-D seismic data in the Gulf of Mexico, including approximately 5,700 blocks from our 3-D seismic data agreement with Petroleum Geo-Services ASA. This database covers an area of approximately 35 million acres, which we believe is one of the largest recent vintage 3-D seismic databases of any independent exploration and production company in the Gulf of Mexico. We consider recent vintage 3-D seismic data to be data generated since 1990. As of June 30, 2000, we had 173 leasehold interests located in Texas state and federal waters covering approximately 639,000 gross and 280,000 net acres. We believe our regional 3-D seismic approach allows us to create and maintain a large inventory of high-quality prospects and provides us the opportunity to enhance our exploration success and efficiently deploy our capital resources. We also believe our license rights to large quantities of high-quality seismic data and our management and technical staff are important factors for our current and future success.

   Our Chief Executive Officer, Petroleum Geo-Services and Warburg, Pincus Ventures, L.P. formed Spinnaker in December 1996. Petroleum Geo-Services, a leader in acquiring 3-D seismic data, received most of its equity ownership in Spinnaker in exchange for providing us with access to its inventory of 3-D seismic data covering a substantial portion of the natural gas and oil producing area of the Gulf of Mexico. We plan to continue to grow our inventory of 3-D seismic data through our agreement with Petroleum Geo-Services and through acquisitions from other seismic data vendors.

   Since our inception, we have participated in drilling 47 exploratory wells in the Gulf of Mexico, with 28 of these wells being completed as discoveries. As of June 30, 2000, Ryder Scott Company, L.P. estimated our net proved reserves at approximately 123.1 Bcfe, 89 percent of which was natural gas, representing an increase of approximately 129 percent over our estimated net proved reserves of 53.8 Bcfe at December 31, 1998. Our daily production increased to approximately 74,000 Mcfe at June 30, 2000 from approximately 8,000 Mcfe at December 31, 1998. Within our current inventory of leasehold interests, we have identified approximately 86 exploratory prospects or leads. We expect to drill approximately 15 or more of these prospects during the remainder of 2000. Based on 3-D seismic analysis on blocks where we currently have no leasehold interest, we also have identified over 100 additional leads that may result in additional prospects. Our capital expenditure budget for 2000 includes approximately $150.0 million for exploration, development, leasehold acquisitions and other capital expenditures, of which we incurred $68.2 million through June 30, 2000.

Our Strategy

   Our goals are to expand our reserve base, cash flow and net income and to generate an attractive return on capital. We emphasize the following elements in our strategy to achieve these goals:

  . Focus on the Gulf of Mexico

  . Maintain a large database of 3-D seismic data

  . Employ a rigorous prospect selection process

  . Emphasize technical expertise

  . Sustain a balanced, diversified exploration effort

   Focus on the Gulf of Mexico. We have assembled a large 3-D seismic database and focus our exploration activities in the Gulf of Mexico because we believe this area represents one of the most attractive exploration regions in North America. The Gulf of Mexico has the following characteristics which make it attractive to exploration and production companies:

  . Prolific exploration and production history

  . Open access to acreage

  . Substantial existing oilfield service infrastructure

  . Attractive taxation and royalty rates

  . Relatively high-productivity wells

  . Geographic proximity to well-developed markets for natural gas and oil

  . Geologic diversity that offers a variety of exploration opportunities

   We also believe our geographic focus provides us with an excellent opportunity to develop and maintain competitive advantages through the combination of our 3-D seismic database, regional exploration and operating expertise, and joint venture relationships.

   Maintain a large database of 3-D seismic data. We believe our large database of 3-D seismic data allows us to generate and maintain a large inventory of high-quality exploratory prospects. We believe the 3-D seismic data we have received from Petroleum Geo-Services will continue to serve as the foundation for our exploration program. We will continue to supplement that data with 3-D seismic data acquisitions from other seismic data vendors.

   Employ a rigorous prospect selection process. We use our large inventory of contiguous areas of 3-D seismic data to select prospects by tying regional 3-D seismic analysis to actual drilling results. Through this process, we enhance our understanding of the geology before selecting prospects and increase the probability of accurately identifying hydrocarbon-bearing zones.

   Emphasize technical expertise. Our 12 explorationists have an average of approximately 20 years experience in exploration in the Gulf of Mexico. In our efforts to attract and retain explorationists, we offer an entrepreneurial culture, an extensive 3-D seismic database, state-of-the-art computer-aided exploration technology and other technical tools.

   As Spinnaker matures, we are moving towards retaining larger working interests in prospects located in water depths of less than 2,000 feet. The combination of larger working interests and our technical expertise has allowed us to act as the operator for an increasing number of these prospects, providing us with more control of costs, the timing and amount of capital expenditures, and the selection of technology.

   Sustain a balanced, diversified exploration effort. We believe that our exploration approach results in portfolio balance and diversity among:

  . shallow water, or water depths of less than 600 feet, and deep water prospects;

  . shallow drilling depth, or drilling depths of less than 12,000 feet, and deep drilling depth prospects; and

  . lower-risk, lower-potential prospects and higher-risk, higher-potential prospects.

   We have used joint ventures to help diversify our exploration activities. Our 3-D seismic data's broad coverage of the Gulf of Mexico allows us to participate in a variety of geologically diverse exploration opportunities and create a diversified prospect portfolio. We intend to manage our exposure in deep water exploration activities by focusing on prospects where commercial feasibility of the prospect can be evaluated with a small number of wells, and where we believe 3-D seismic analysis provides attractive risk/reward benefits. We also strive to diversify our exploration efforts by seeking to limit the budgeted amount of our leasehold acquisition and drilling cost of the first exploratory well on any one prospect to less than 10 percent of our annual capital budget.

   We believe that maintaining continuity in our exploration activity during all phases of the commodity price cycles is an important element to balance and diversification. By positioning Spinnaker to have a continuous exploration program, we can potentially take advantage of reduced competition for prospects and lower drilling and other oilfield service costs during periods of low natural gas and oil prices.

Petroleum Geo-Services Data Agreement

 Data Covered by the Agreement

   Subject to the exceptions discussed below, we are entitled to receive and use all of Petroleum Geo-Services' standard and enhanced multi-client 3-D seismic data covering the Gulf of Mexico including its bays, channels, tributaries, estuaries and transition zones that Petroleum Geo-Services acquires or processes for itself prior to March 31, 2002 or is in the process of acquiring or processing as of that date. However, Petroleum Geo-Services is not obligated under our agreement to acquire any further data of any kind. At this time, Petroleum Geo-Services has elected to cease 3-D seismic data acquisitions in the Gulf of Mexico. Even if Petroleum Geo-Services elects to resume 3-D seismic data acquisitions in the Gulf of Mexico, it again could elect to cease 3-D seismic data acquisitions as a result of a change of control of Petroleum Geo-Services or changes in Petroleum Geo-Services' competitive, financial or technological status. We are also entitled to enhanced data processed by third parties if Petroleum Geo-Services retains a material royalty or similar interest in that data.

   As part of its business activities, Petroleum Geo-Services acquires both proprietary and multi-client marine seismic data. When Petroleum Geo-Services acquires proprietary data, it does so on an exclusive contractual basis for its customers. In this case, Petroleum Geo-Services simply provides acquisition services. When Petroleum Geo-Services acquires multi-client data, however, it owns the data itself and transfers the possession and use of copies of this data to the industry at large. We are entitled to receive only multi-client data from Petroleum Geo-Services.

   Standard data is the basic 3-D, time-migrated seismic data, and dragged array and vertical cable data as now provided as the standard product to Petroleum Geo-Services' 3-D seismic survey customers. Enhanced data is data created through additional computer processing of Petroleum Geo-Services' standard data. Enhanced data includes processed data referred to as pre-stack depth migrated data, 3-D amplitude versus offset processing and refined pre-stack time migrated data. We currently have license rights to approximately 4,400 blocks of standard data and 1,300 blocks of enhanced data under our Petroleum Geo-Services agreement.

   Petroleum Geo-Services also acquires an advanced form of 3-D marine seismic data, sometimes referred to as multi-component data, that requires the simultaneous recording of information with instruments located on the ocean floor and instruments dragged behind a marine seismic vessel. We are entitled to select for our use up to 60 blocks of multi-component data that Petroleum Geo-Services acquires, if any, prior to March 31, 2002 or is in the process of acquiring as of that date. We must select multi-component data in groups of blocks which are all contiguous on at least one side and which include at least five blocks.

   Petroleum Geo-Services markets Gulf of Mexico seismic data through seismic data marketing vendors. We have entered into agreements with some of these marketing vendors which modify, to some extent, our rights under our agreement with Petroleum Geo-Services. Material modifications of our rights resulting from these agreements are noted below. If Petroleum Geo-Services enters into a marketing agreement with a new party, then Petroleum Geo-Services has agreed to use good faith efforts to obtain the consent of the new party to our rights under our agreement with Petroleum Geo-Services. If Petroleum Geo-Services does not obtain the consent of this new party, however, then we may not be entitled to the future data of Petroleum Geo-Services that is marketed by that party. A majority of the data we have received is subject to agreements with marketing vendors.

 Rights to Use the Data

   We may use the data received under our agreement as follows:

  . for our internal needs, including using the data in connection with the drilling of wells or the acquiring of interests in natural gas or oil properties;

  . make maps and other work products from the data;

  . make the data and work product available to our consultants and contractors for interpretation, analysis, evaluation, mapping and additional processing; provided, that the data and work product, other than maps, may not be removed from our premises and must be held in confidence by those individuals; and

  . show data and work products to prospective and existing investors and participants in farm-outs and exploration or development groups for the sole purpose of evaluating their participation in such ventures; provided, that the data and work product, other than maps, may not be removed from our premises and must be held in confidence by those individuals.

   Our agreement with Petroleum Geo-Services provides that our rights to use data are perpetual subject to the termination provisions discussed below. However, our related agreements with Petroleum Geo-Services' marketing vendors provide that our rights terminate automatically after 25 years. The data we receive under the Petroleum Geo-Services agreement remains the property of Petroleum Geo-Services subject to the rights granted to us in the agreement.

 Restrictions on Transfer and Assignment

   We have the limited right to transfer a copy of standard or enhanced data to a qualified transferee. A qualified transferee is a party with which we have entered into a joint venture or other contractual arrangement with respect to the property relating to the copied data. A qualified transferee must have substantial business interests other than this joint venture or contractual relationship, must not have been formed to acquire the copied data and must have executed a customary license agreement with Petroleum Geo-Services or one of its vendors. A transfer of a copy of standard data together with the related enhanced data covering one block counts as the transfer of 1.5 blocks. We may transfer copies only up to an aggregate of 568.6 blocks. We must transfer copies of data in groups of blocks that are contiguous on at least one side and which include at least 20 blocks.

   We may assign our rights under our agreement with Petroleum Geo-Services, directly or by merger, to a successor to all or substantially all of our business or assets or the business or assets of Spinnaker Exploration Company, L.L.C., our principal subsidiary, as long as the successor is not a Petroleum Geo-Services competitor. A Petroleum Geo-Services competitor is a company that provides 3-D marine seismic data in the Gulf of Mexico as a significant part of its business or an affiliate of such company. If the successor to our business or assets is not a Petroleum Geo-Services major customer, then that successor may in turn transfer the rights under our agreement with Petroleum Geo-Services to a successor of all of its business or assets as long as that successor is not a Petroleum Geo-Services competitor. A Petroleum Geo-Services major customer is a customer that has purchased from Petroleum Geo-Services products and services at least equal to 7.5 percent of Petroleum Geo-Services' prior 12 months gross receipts for all seismic data sales and related services in the Gulf of Mexico or an affiliate of that customer. No other transfers of rights under the agreement by us or our successors are permitted. In addition, one of our agreements with a Petroleum Geo-Services marketing vendor provides that we may not assign our rights to Petroleum Geo-Services data marketed by that vendor without the consent of that vendor.

 Termination Events

   Petroleum Geo-Services may terminate substantially all of our rights under the agreement by giving us notice after any of the following events:

  . we transfer data or our rights under the agreement in violation of the agreement;

  . a Petroleum Geo-Services competitor acquires control of us or our principal subsidiary;

  . a Petroleum Geo-Services major customer acquires control of us or our principal subsidiary after another Petroleum Geo-Services major customer has previously acquired control of us or our principal subsidiary;

  . we knowingly breach one of the provisions of the agreement relating to the use, transfer or disclosure of the data and the breach results in significant damages to Petroleum Geo-Services;

  . we unknowingly breach one of these provisions of the agreement, the breach results in significant damages to Petroleum Geo-Services and we fail to diligently prevent a subsequent breach after we receive notice of the breach;

  . we commit a material breach of one of the other provisions of the agreement and fail to remedy the breach within 90 days after notice to us; or

  . we commence a voluntary bankruptcy or similar proceeding or an involuntary bankruptcy or similar proceeding is commenced against us and remains undismissed for 30 days.

 Non-Compete

   Petroleum Geo-Services has agreed that it will not disclose data covering the majority of the blocks in any survey in the Gulf of Mexico that is marketed by Petroleum Geo-Services as a single survey in exchange for interests in any natural gas or oil property or natural gas and oil company. This restriction terminates on March 31, 2002.

 Additional Services

   Under our data agreement with Petroleum Geo-Services, we have access to 3-D seismic data to March 31, 2003 through the proprietary high technology data archival and retrieval system of PGS Data Management Inc., a subsidiary of Petroleum Geo-Services.

   We have agreed to purchase $2.0 million of seismic-related services from Petroleum Geo-Services prior to December 31, 2002. We paid to Petroleum Geo-Services approximately $59,000 in 1997, $122,000 in 1998, $318,000 in 1999 and
$138,000 in the first six months of 2000 for seismic-related services.

 Limitation of Liability

   The aggregate liability of Petroleum Geo-Services under the agreement for all claims made by us is limited to $45.0 million. Our liability for claims made against us by Petroleum Geo-Services under the agreement is not limited.

Use of Computer-Aided Exploration Technology

   Computer-aided exploration is the process of using a computer workstation and common database to accumulate and analyze seismic, production and other data regarding a geographic area. In general, computer-aided exploration involves accumulating various 2-D and 3-D seismic data with respect to a potential drilling location and correlating that data with historical well control and production data from similar properties. The available data is then analyzed using computer software and modeling techniques to project the likely geologic setting of a potential drilling location and potential locations of undiscovered natural gas and oil reserves. This process relies on a comparison of actual data for the potential drilling location and historical data for the density and sonic characteristics of different types of rock formations, hydrocarbons and other subsurface minerals, resulting in a projected 3-D image of the subsurface. This modeling is performed through the use of advanced interactive computer workstations and various combinations of available computer software developed solely for this application.

   We have invested extensively in the advanced computer hardware and software necessary for 3-D seismic exploration. We currently have 18 workstations in-house to analyze seismic data. Our explorationists can access a diverse software tool kit including modeling, mapping, well path description, time slice analysis, pre- and post-stack seismic processing, synthetic generation, fluid replacement studies and seismic attribute analyses. Additionally, we have invested in direct-link telecommunications technology that provides us with disk-to-disk downloading of data volumes directly from Petroleum Geo-Services that allows very rapid loading on our in-house storage. This capability has benefited us when new data sets are made available only a short time prior to state and federal lease sales.

Exploration Activities

 Significant Exploration Discoveries

   The following table summarizes the most significant of our 28 exploration discoveries since our inception.

                                    Spinnaker Approximate Date Production
                                     Working  Water Depth    Commenced/
    Discovery Block       Operator  Interest    (feet)        Expected
    ---------------       --------- --------- ----------- ----------------
High Island 202.........  Spinnaker      75%        50        May 2000
South Timbalier
 219/211................  Spinnaker  72 3/4%       150     February 2000
North Padre Island 883..  Spinnaker      35%        80    Second half 2000
Brazos A-19.............    Shell        15%       130     First half 2002
High Island A-18........  Spinnaker     100%        60    Second half 2000
Garden Banks 367
 (Dulcimer).............   Mariner   33 1/3%     1,100       April 1999
Mississippi Canyon 496
 (Zia)..................    Shell    12 1/2%     1,800    Second half 2002
South Timbalier 220.....   Samedan   33 1/3%       150      August 1998
West Cameron 39.........  Spinnaker      60%        30      January 1999
Vermilion 375...........  Spinnaker      70%       300    Second half 2000
West Cameron 522........  Newfield       46%       180       March 1998
High Island A-7.........  Spinnaker      53%        50    Second half 2000

   High Island 202. High Island 202 is located approximately 35 miles off the Texas coast. The #1 exploratory well was drilled to a total measured depth of 13,500 feet in November 1999 and encountered 122 net feet of pay. The #2 exploratory well was drilled to a total measured depth of 15,700 feet in February 2000 and encountered 149 net feet of pay. The #4 exploratory well was drilled to a total measured depth of 8,200 feet in June 2000 and encountered 48 net feet of pay. The #3 exploratory well is currently drilling.

   South Timbalier 219/211. South Timbalier 219 is located approximately 50 miles off the Louisiana coast. The discovery well was drilled to a total measured depth of 10,800 feet in August 1999 and encountered 76 net feet of pay. The South Timbalier 211 discovery well was drilled to a total measured depth of 10,300 feet in September 1999 and encountered 56 net feet of pay.

   North Padre Island 883. North Padre Island 883 is located approximately 45 miles off the Texas coast. The #1 exploratory well was drilled to a total measured depth of 11,600 feet in January 2000 and encountered 29 net feet of pay. The #2 exploratory well was drilled to a total measured depth of 13,000 feet in March 2000 and encountered 66 net feet of pay. We plan to drill a development well during the second half of 2000.

   Brazos A-19. Brazos A-19 is located approximately 32 miles off the Texas coast. The discovery well was drilled to a total measured depth of 18,800 feet in May 1998 and encountered 150 net feet of pay. The well commenced production in October 1999; however, the operator reported to us that during a shutdown of the well, it detected a pressure buildup in the production casing. The well has been plugged and abandoned and the operator plans to drill a replacement well in the second half of 2001.

   High Island A-18. High Island A-18 is located approximately 40 miles off the Texas coast. The discovery well was drilled to a total measured depth of 8,600 feet in July 2000 and encountered 39 net feet of pay.

   Garden Banks 367 (Dulcimer). Dulcimer is located approximately 159 miles off the Louisiana coast. The discovery well was drilled to a total measured depth of 11,400 feet in February 1998 and encountered 124 net feet of pay. In May 2000, Dulcimer began to produce lower gas rates in conjunction with the onset of reservoir-related water production. The well had been producing approximately 43 million cubic feet of gas per day after cumulative production of approximately 19 billion cubic feet of natural gas equivalent. The well continues to produce additional natural gas volumes at lower rates. Other possibilities exist for the project, including production of additional reserves in the existing well bore as well as sidetracking the well to an updip location in this fault block. An additional exploratory target has previously been defined on the block that, if drilled successfully, would benefit from the existing infrastructure.

   Mississippi Canyon 496 (Zia). Zia is located approximately 33 miles off the Louisiana coast. The discovery well was drilled to a total measured depth of 21,800 feet in November 1998 and encountered 217 net feet of pay. A second well is planned during the second half of 2001.

 Planned Exploration Prospects

   We expect to drill approximately 15 or more exploration prospects during the remainder of 2000. We have analyzed 3-D seismic data covering each of these prospects. We continue to review and interpret data covering these prospects and believe that many of the prospects have the potential for additional drill sites. We operate several of these prospects. We typically have participated in prospects with industry partners to share the up-front costs associated with our exploration activities, to mitigate our exploration risk and to increase the number of prospects in which we can participate.

   Although we expect to drill these prospects, there can be no assurance that these wells will be drilled at all or within the expected time frame. Please read "Risk Factors" for a discussion of some factors that may affect the timing of drilling.

Natural Gas and Oil Reserves

   The following table presents our estimated net proved natural gas and oil reserves and the net present value of our reserves at June 30, 2000 based on a reserve report prepared by Ryder Scott Company, L.P. Appendix A to this prospectus contains a letter prepared by Ryder Scott Company, L.P. summarizing the reserve report. The present values, discounted at 10 percent per annum, of estimated future net cash flows shown in the table are not intended to represent the current market value of the estimated natural gas and oil reserves Spinnaker owns.

   The present value of future net cash flows as of June 30, 2000 was determined by using prices of $4.55 per Mcf of natural gas and $32.72 per barrel of oil, which represents market prices in effect at June 30, 2000 of $4.37 per MMBtu of natural gas and $32.50 per barrel of oil, adjusted for transportation and grade differences.

                                                         Proved Reserves
                                                  -----------------------------
                                                  Developed Undeveloped  Total
                                                  --------- ----------- -------
   Natural gas (MMcf)...........................    48,113     61,387   109,500
   Oil and condensate (MBbls)...................       337      1,925     2,262
   Total proved reserves (MMcfe)................    50,131     72,939   123,070
   Present value of future net cash flows
    (before income taxes) discounted at 10%(1)..   166,665    210,051   376,716
   Standardized measure of discounted future net
    cash flows(1)...............................   134,226    169,167   303,393

--------
(1) Includes unrealized losses of $16.3 million for the effects of our hedging activities using natural gas and oil prices in effect at June 30, 2000.

   The process of estimating natural gas and oil reserves is complex. It requires various assumptions, including assumptions relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. We must project production rates and timing of development expenditures. We analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. Therefore, estimates of natural gas and oil reserves are inherently imprecise.

   Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and net present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. At June 30, 2000, approximately 74 percent of our proved reserves were either undeveloped or non-producing. Because most of our reserve estimates are not based on a lengthy production history and are calculated using volumetric analysis, these estimates are less reliable than estimates based on a lengthy production history.

   At June 30, 2000, approximately 59 percent of our proved reserves were undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make these expenditures. Although we estimate our reserves and the costs associated with developing them in accordance with industry standards, the estimated costs may be inaccurate, development may not occur as scheduled and results may not be as estimated.

   You should not assume that the present value of future net cash flows referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

Volumes, Prices and Operating Expenses

   The following table presents information regarding the production volumes of, average sales prices received for and average production costs associated with our sales of natural gas and oil for the periods indicated:

                                                                  Six Months
                                                Year Ended        Ended June
                                               December 31,           30,
                                           --------------------  -------------
                                            1997   1998   1999    1999   2000
                                           ------ ------ ------  ------ ------
Production:
  Natural gas (MMcf)......................     70  1,675 11,962   4,258 10,279
  Oil and condensate (MBbls)..............     --     12    180      49     99
    Total (MMcfe).........................     70  1,747 13,044   4,552 10,872

Average sales price per unit:
  Natural gas revenues from production
   (per Mcf).............................. $ 2.87 $ 1.89 $ 2.49  $ 2.09 $ 3.18
  Effects of hedging activities (per
   Mcf)...................................     --     --   0.08      --  (0.17)
                                           ------ ------ ------  ------ ------
    Average price......................... $ 2.87 $ 1.89 $ 2.57  $ 2.09 $ 3.01

  Oil and condensate revenues from
   production (per Bbl)................... $18.51 $11.61 $20.33  $14.70 $27.86
  Effects of hedging activities (per
   Bbl)...................................     --     --  (0.57)     --  (7.28)
                                           ------ ------ ------  ------ ------
    Average price......................... $18.51 $11.61 $19.76  $14.70 $20.58

  Total revenues from production (per
   Mcfe).................................. $ 2.87 $ 1.89 $ 2.57  $ 2.11 $ 3.26
  Effects of hedging activities (per
   Mcfe)..................................     --     --   0.06      --  (0.22)
                                           ------ ------ ------  ------ ------
    Total average price (per Mcfe)........ $ 2.87 $ 1.89 $ 2.63  $ 2.11 $ 3.04

Expenses (per Mcfe):
  Lease operating expenses (1)............ $ 1.03 $ 0.27 $ 0.41  $ 0.26 $ 0.36
  Depreciation, depletion and
   amortization--natural gas and oil
   properties.............................   0.97   1.57   1.59    1.67   1.62

--------
(1) Lease operating expenses per Mcfe for the six months ended June 30, 2000 include approximately $0.08 per Mcfe associated with workovers on four wells. Lease operating expenses per Mcfe for the year ended December 31, 1999 include approximately $0.13 per Mcfe associated with workovers on two wells and well control activities on another well.

Development, Exploration and Acquisition Capital Expenditures

   The following table presents information regarding our net costs incurred in the purchase of proved and unproved properties and in exploration and development activities:

                                                                       Six
                                           Year Ended December 31, Months Ended
                                           -----------------------   June 30,
                                            1997    1998    1999       2000
                                           ------- ------- ------- ------------
   Property acquisition costs:
     Unproved............................. $ 4,458 $15,791 $13,911   $ 8,527
     Proved...............................      --      --      --        --
   Exploration costs (1)..................   7,116  46,620  45,152    34,514
   Development costs (2)..................   2,422  23,067  23,614    23,357
                                           ------- ------- -------   -------
       Total costs incurred............... $13,996 $85,478 $82,677   $66,398
                                           ======= ======= =======   =======

--------
(1) Includes 3-D seismic data acquisitions of $1.4 million, $2.5 million and $10.5 million in 1997, 1998 and 1999, respectively, and $803,000 for the six months ended June 30, 2000.
(2) Includes costs of completions, platforms, facilities and pipelines associated with exploratory wells.

Drilling Activity

   The following table shows our drilling activity. In the table, "gross" refers to the total wells in which we have a working interest and "net" refers to gross wells multiplied by our working interest in such wells.

                                       Year Ended December 31,         Six
                                    ----------------------------- Months Ended
                                      1997      1998      1999    June 30, 2000
                                    --------- --------- --------- --------------
                                    Gross Net Gross Net Gross Net  Gross   Net
                                    ----- --- ----- --- ----- --- ------- ------
   Exploratory Wells:
     Productive....................    4  1.5    9  2.9    8  4.6       6    3.9
     Nonproductive.................   --   --    6  2.3    4  1.9       6    2.4
                                     ---  ---  ---  ---  ---  ---  ------ ------
       Total.......................    4  1.5   15  5.2   12  6.5      12    6.3
                                     ===  ===  ===  ===  ===  ===  ====== ======
   Development Wells:
     Productive....................   --   --   --   --   --   --      --     --
     Nonproductive.................   --   --   --   --   --   --      --     --
                                     ---  ---  ---  ---  ---  ---  ------ ------
       Total.......................   --   --   --   --   --   --      --     --
                                     ===  ===  ===  ===  ===  ===  ====== ======

   Since June 30, 2000, we have drilled one gross (0.3 net) productive exploratory well and three gross (1.4 net) nonproductive exploratory wells. We are currently drilling three gross (1.9 net) exploratory wells.

Productive Wells

   The following table sets forth the number of productive natural gas and oil wells in which we owned an interest as of June 30, 2000:

                                                                        Total
                                                                      Productive
                                                                        Wells
                                                                      ----------
                                                                      Gross Net
                                                                      ----- ----
   Natural gas.......................................................   26  12.9
   Oil...............................................................    1   0.1
                                                                       ---  ----
     Total...........................................................   27  13.0
                                                                       ===  ====

   Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities.

Acreage Data

   The following table presents information regarding our developed and undeveloped lease acreage as of June 30, 2000. Developed acreage refers to acreage within producing units and undeveloped acreage refers to acreage that has not been placed in producing units.

                                     Developed     Undeveloped
                                      Acreage        Acreage          Total
                                   ------------- --------------- ---------------
                                   Gross   Net    Gross    Net    Gross    Net
                                   ------ ------ ------- ------- ------- -------
Offshore Louisiana................ 34,687 15,733 365,172 162,707 399,859 178,440
Offshore Texas.................... 23,040 10,422 181,170  75,773 204,210  86,195
Texas State Waters................  1,200    300  33,833  15,057  35,033  15,357
                                   ------ ------ ------- ------- ------- -------
  Total........................... 58,927 26,455 580,175 253,537 639,102 279,992
                                   ====== ====== ======= ======= ======= =======

   Our lease agreements generally terminate if wells have not been drilled on the acreage within a period of five years from the date of the lease if located on the shelf in less than 200 meters of water or ten years if located in deeper waters of the Gulf of Mexico.

Marketing

   Most of our natural gas and oil production is sold under price sensitive or market price contracts. Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. The price received by us for our natural gas and oil production fluctuates widely. For example, natural gas and oil prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this fluctuation are:

  . the level of consumer product demand;

  . weather conditions;

  . domestic and foreign governmental regulations;

  . the price and availability of alternative fuels;

  . political conditions in natural gas and oil producing regions;

  . the domestic and foreign supply of natural gas and oil;

  . the price of foreign imports; and

  . overall economic conditions.

   Decreases in the prices of natural gas and oil could adversely affect the carrying value of our proved reserves and our revenues, profitability and cash flow. Although we are not currently experiencing any significant involuntary curtailment of our natural gas or oil production, market, economic and regulatory factors may in the future materially affect our ability to sell our natural gas or oil production. For the years ended December 31, 1997 and 1998, sales to Cokinos Energy Corporation were 100 percent of our natural gas and oil revenues, respectively. For the year ended December 31, 1999, sales to Columbia Energy Services were 68 percent and sales to Cokinos Energy Corporation were 32 percent of our natural gas and oil revenues.

   Currently, Enron North America Corp. purchases all of our natural gas production at current market prices. The terms of our arrangement require Enron to pay us within 60 days after we deliver our production to Enron. As a result, if Enron were to default on its payment obligations to us, our near-term earnings and cash flows would be adversely affected. However, due to the availability of other markets and pipeline connections, we do not believe that the loss of Enron or any other customer would adversely affect our ability to market our production.

   To reduce our exposure to fluctuations in the prices of natural gas and oil, we enter into hedging arrangements with respect to a portion of our expected production. Hedging arrangements expose us to risks in some circumstances, including the following:

  . production is less than expected;

  . the other party to the hedging contract defaults on its contract obligations; or

  . there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices received.

   In addition, these hedging arrangements have limited and may continue to limit the benefit we would receive from increases in the prices for natural gas and oil. We cannot assure you that the hedging transactions we have entered into, or will enter into, will adequately protect us from fluctuations in the prices of natural gas and oil.

   On the other hand, we may choose not to engage in hedging transactions in the future. As a result, we may be more adversely affected by changes in natural gas and oil prices than our competitors who engage in hedging transactions. For further information concerning our hedging transactions, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quantitative and Qualitative Disclosures About Market Risk."

Competition

   We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources. As a result, in the deep water where exploration is more expensive, our competitors may be better able to withstand sustained periods of unsuccessful drilling. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend upon our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating in the Gulf of Mexico for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

Regulation

   Federal Regulation of Sales and Transportation of Natural Gas. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the regulations promulgated thereunder by the Federal Energy Regulatory Commission. In the past, the federal government has regulated the prices at which natural gas could be sold. Deregulation of natural gas sales by producers began with the enactment of the Natural Gas Policy Act of 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all remaining Natural Gas Act of 1938 and Natural Gas Policy Act of 1978 price and non-price controls affecting producer sales of natural gas effective January 1, 1993. Congress could, however, re-enact price controls in the future.

   Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation remain subject to extensive federal regulation. Commencing in April 1992, the Federal Energy Regulatory Commission issued Order No. 636 and a series of related orders, which required interstate pipelines to provide open-access transportation on a basis that is equal for all natural gas suppliers. The Federal Energy Regulatory Commission has stated that it intends for Order No. 636 and its future restructuring activities to foster increased competition within all phases of the natural gas industry. Although Order No. 636 does not directly regulate our production and marketing activities, it does affect how buyers and sellers gain access to the necessary transportation facilities and how we and our competitors sell natural gas in the marketplace. The courts have largely affirmed the significant features of Order No. 636 and the numerous related orders pertaining to individual pipelines, although some appeals remain pending and the Federal Energy Regulatory Commission continues to review and modify its regulations regarding the transportation of natural gas. For example, the Federal Energy Regulatory Commission recently issued Order Nos. 637 and 637-A which, among other things, (i) lift the cost-based cap on pipeline transportation rates in the capacity release market until September 30, 2002, for short-term releases of pipeline capacity of less than one year,
(ii) permit pipelines to charge different maximum cost-based rates for peak and off-peak periods, (iii) encourage, but do not mandate, auctions for pipeline capacity, (iv) require pipelines to implement imbalance management services,
(v) restrict the ability of pipelines to impose penalties for imbalances, overruns and non-compliance with operational flow orders, and (vi) implement a number of new pipeline reporting requirements. These orders also require the Federal Energy Regulatory Commission Staff to analyze whether the Federal Energy Regulatory Commission should implement additional fundamental policy changes, including, among other things, whether to pursue performance-based ratemaking or other non-cost based ratemaking techniques and whether the Federal Energy Regulatory Commission should mandate greater standardization in terms and conditions of service across the interstate pipeline grid. In addition, the Federal

Energy Regulatory Commission recently implemented new regulations governing the procedure for obtaining authorization to construct new pipeline facilities and has issued a policy statement, which it largely affirmed in a recent order on rehearing, establishing a presumption in favor of requiring owners of new pipeline facilities to charge rates based solely on the costs associated with such new pipeline facilities. The Federal Energy Regulatory Commission also recently issued Order No. 639, requiring that virtually all non-proprietary pipeline transporters of natural gas on the Outer Continental Shelf report information on their affiliations, rates and conditions of service. Among the Federal Energy Regulatory Commission's purposes in issuing such rules was the desire to provide producers and shippers on the Outer Continental Shelf with greater assurance of open-access services on pipelines located on the Outer Continental Shelf and non-discriminatory rates and conditions of service on such pipelines. We cannot predict what further action the Federal Energy Regulatory Commission will take on these matters, nor can we accurately predict whether the Federal Energy Regulatory Commission's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers, gatherers and marketers.

   The Outer Continental Shelf Lands Act requires that all pipelines operating on or across the Outer Continental Shelf provide open-access, non-discriminatory service. Although the Federal Energy Regulatory Commission has opted not to impose the regulations of Order No. 509, in which the Federal Energy Regulatory Commission implemented the Outer Continental Shelf Lands Act, on gatherers and other non-jurisdictional entities, the Federal Energy Regulatory Commission has retained the authority to exercise jurisdiction over those entities if necessary to permit non-discriminatory access to service on the Outer Continental Shelf.

   Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the Federal Energy Regulatory Commission and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the Federal Energy Regulatory Commission and Congress will continue.

   Federal Leases. A substantial portion of our operations is located on federal natural gas and oil leases, which are administered by the Minerals Management Service. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed Minerals Management Service regulations and orders pursuant to the Outer Continental Shelf Lands Act which are subject to interpretation and change by the Minerals Management Service. For offshore operations, lessees must obtain Minerals Management Service approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency, lessees must obtain a permit from the Minerals Management Service prior to the commencement of drilling. The Minerals Management Service has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf to meet stringent engineering and construction specifications. The Minerals Management Service also has regulations restricting the flaring or venting of natural gas, and has proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the Minerals Management Service has promulgated other regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities. To cover the various obligations of lessees on the Outer Continental Shelf, the Minerals Management Service generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be met. The cost of these bonds or other surety can be substantial, and there is no assurance that bonds or other surety can be obtained in all cases. We are currently in compliance with the bonding requirements of the Minerals Management Service. Under some circumstances, the Minerals Management Service may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially adversely affect our financial condition and results of operations.

   The Minerals Management Service recently issued a final rule that amended its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. This rule modifies the valuation procedures for non-arm's-length crude oil transactions, establishes a new form for collecting value differential data and amends the valuation procedure for the sale of federal royalty oil. We believe this rule will not have a material impact on our financial condition, liquidity or results of operations.

   State and Local Regulation of Drilling and Production. We own interests in properties located in the state waters of the Gulf of Mexico offshore Texas and Louisiana and occasionally may conduct operations in the state waters offshore Mississippi. These states regulate drilling and operating activities by requiring, among other things, drilling permits and bonds and reports concerning operations. The laws of these states also govern a number of environmental and conservation matters, including the handling and disposing of waste materials, unitization and pooling of natural gas and oil properties and establishment of maximum rates of production from natural gas and oil wells. Some states prorate production to the market demand for natural gas and oil.

   Oil Price Controls and Transportation Rates. Sales of crude oil, condensate and natural gas liquids by us are not currently regulated and are made at market prices. The price we receive from the sale of these products may be affected by the cost of transporting the products to market. Effective as of January 1, 1995, the Federal Energy Regulatory Commission implemented regulations generally grandfathering all previously approved interstate transportation rates and establishing an indexing system for those rates by which adjustments are made annually based on the rate of inflation, subject to certain conditions and limitations. These regulations have generally been approved on judicial review. Beginning later this year, the Federal Energy Regulatory Commission will conduct a scheduled review of the indexing system. Any changes resulting from that review, however, would not take effect before July 2001. The Federal Energy Regulatory Commission's regulation of oil transportation rates may tend to increase the cost of transporting oil and natural gas liquids by interstate pipeline, although the annual adjustments may result in decreased rates in a given year. We are unable at this time to predict the effects of these regulations, if any, on the transportation costs associated with oil production from our properties. However, we do not believe that these regulations affect us any differently than other producers.

   Environmental Regulations. Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Public interest in the protection of the environment has increased dramatically in recent years. Offshore drilling in some areas has been opposed by environmental groups and, in some areas, has been restricted. To the extent laws are enacted or other governmental action is taken that prohibits or restricts offshore drilling or imposes environmental protection requirements that result in increased costs to the natural gas and oil industry in general and the offshore drilling industry in particular, our business and prospects could be adversely affected.

   The Oil Pollution Act of 1990 and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The Oil Pollution Act of 1990 assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Even if applicable, the liability limits for offshore facilities require the responsible party to pay all removal costs, plus up to $75.0 million in other damages. Few defenses exist to the liability imposed by the Oil Pollution Act of 1990.

   The Oil Pollution Act of 1990 also requires a responsible party to submit proof of its financial ability to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. As amended by the Coast Guard Authorization Act of 1996, the Oil Pollution Act of 1990 requires parties responsible for offshore facilities to provide financial assurance in the amount of $35.0 million to cover potential Oil Pollution Act of 1990 liabilities. This amount can be increased up to $150.0 million if a study by the Minerals Management Service indicates that an amount higher than $35.0 million should be required. On August 11, 1998, the Minerals Management Service adopted a rule implementing these Oil Pollution Act of 1990 financial responsibility requirements. We are in compliance with this rule.

   The Oil Pollution Act of 1990 also imposes other requirements, such as the preparation of an oil spill contingency plan. We have such a plan in place. We are also regulated by the Clean Water Act and similar state laws. The Clean Water Act prohibits any discharge into waters of the United States except in strict conformance with permits issued by federal and state agencies. Failure to comply with the ongoing requirements of these laws or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions.

   In addition, the Outer Continental Shelf Lands Act authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution.

   The Comprehensive Environmental Response, Compensation, and Liability Act, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on some classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

   Our operations are also subject to regulation of air emissions under the Clean Air Act, comparable state and local requirements and the Outer Continental Shelf Lands Act. Future regulations under these laws could lead to the gradual imposition of new air pollution control requirements on our operations. Therefore, we may incur capital expenditures over the next several years to upgrade our air pollution control equipment. We do not believe that our operations would be materially affected by any such requirements, nor do we expect such requirements to be any more burdensome to us than to other companies our size involved in natural gas and oil exploration and production activities.

   In addition, legislation has been proposed in Congress from time to time that would reclassify some natural gas and oil exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If Congress were to enact this legislation, it could increase our operating costs, as well as those of the natural gas and oil industry in general. Initiatives to further regulate the disposal of natural gas and oil wastes are also pending in some states, and these various initiatives could have a similar impact on us.

   Our management believes that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on us.

Operating Hazards and Insurance

   The natural gas and oil business involves a variety of operating risks, including:

  . fires;

  . explosions;

  . blow-outs and surface cratering;

  . uncontrollable flows of underground natural gas, oil and formation water;

  . natural disasters;

  . pipe or cement failures;

  . casing collapses;

  . embedded oilfield drilling and service tools;

  . abnormally pressured formations; and

  . environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

   If any of these events occur, we could incur substantial losses as a result of:

  . injury or loss of life;

  . severe damage to and destruction of property, natural resources and equipment;

  . pollution and other environmental damage;

  . clean-up responsibilities;

  . regulatory investigation and penalties;

  . suspension of our operations; and

  . repairs to resume operations.

   If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations.

   As part of our strategy, we explore for natural gas and oil in the deep waters of the Gulf of Mexico where operations are more difficult than in shallower waters. Our deep water drilling and operations require the application of recently developed technologies that involve a higher risk of mechanical failure. Furthermore, the deep waters of the Gulf of Mexico lack the physical and oilfield service intrastructure present in the shallower waters of the Gulf of Mexico. As a result, deep water operations may require a significant amount of time between a discovery and the time that we can market the natural gas or oil, increasing the risk involved with these operations.

   Offshore operations also are subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions, and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of properties.

   In accordance with industry practice, we maintain insurance against some, but not all, potential risks and losses. We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

Employees

   At June 30, 2000, we had 41 full-time employees. We believe that our relationships with our employees are satisfactory. None of our employees is covered by a collective bargaining agreement. From time to time, we use the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well-site surveillance, permitting and environmental assessment. Independent contractors usually perform field and on-site production operation services for us, including pumping, maintenance, dispatching, inspection and testing.

Legal Proceedings

   From time to time, we may be a party to various legal proceedings. We currently are not a party to any material litigation.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth the names, ages and positions of our executive officers and directors.

          Name           Age                           Position
          ----           ---                           --------
Roger L. Jarvis.........  46 Chairman of the Board, President and Chief Executive Officer
James M. Alexander......  48 Vice President, Chief Financial Officer and Secretary
William D. Hubbard......  56 Vice President--Exploration
Kelly M. Barnes.........  46 Vice President--Land
L. Scott Broussard......  42 Vice President--Drilling and Production
Jimmy W. Bennett........  53 Vice President--Systems Technology and Processing
Jeffrey C. Zaruba.......  36 Treasurer
Bjarte Bruheim..........  44 Director
Sheldon R. Erikson......  58 Director
Jeffrey A. Harris.......  44 Director
Michael E. McMahon......  52 Director
Reidar Michaelsen.......  56 Director
Howard H. Newman........  53 Director

   The following biographies describe the business experience of our executive officers and directors.

   Roger L. Jarvis has served as President, Chief Executive Officer and a director of Spinnaker since 1996 and as Chairman of Spinnaker since 1998. From 1986 to 1994, Mr. Jarvis served in various capacities with King Ranch Inc. and its subsidiary, King Ranch Oil and Gas, Inc., including Chief Executive Officer, President and Director of King Ranch Inc. and Chief Executive Officer and President of King Ranch Oil and Gas, Inc., where he expanded its activities in the Gulf of Mexico. Mr. Jarvis served as Chief Executive Officer, President and Principal of (American) Barrick Exploration from 1981 to 1986. In 1979, he co-founded an engineering and geological consulting firm, Lawson Engineering Incorporated, where he worked until 1981. From 1976 to 1979, Mr. Jarvis worked for Amoco Production Company as a petroleum engineer.

   James M. Alexander has served as Vice President, Chief Financial Officer and Secretary of Spinnaker since 1996. Mr. Alexander served as President of Alexander Consulting from 1992 to 1994, and again from 1995 to 1996. From 1994 to 1995, he served as Chief Financial Officer and then President of Enron Global Power and Pipeline L.L.C. Mr. Alexander also has served in various positions within the corporate finance departments of Howard, Weil, Labouisse, Friedrichs; Drexel Burnham Lambert; Lehman Brothers; and The First Boston Corporation. Mr. Alexander is a director of Dril-Quip, Inc. Mr. Alexander has recently announced his intention to retire on or before May 1, 2001.

   William D. Hubbard has served as Vice President--Exploration of Spinnaker since 1996. He served as Senior Vice President--Exploration at Global Natural Resources Corp. from 1992 to 1996, where he was responsible for both onshore and offshore exploration. From 1987 to 1992, Mr. Hubbard served as Vice President--Exploration at Adobe Resources Corporation, which merged into Santa Fe Energy Resources, Inc. in 1992.

   Kelly M. Barnes has served as Vice President--Land of Spinnaker since 1997. From 1992 to 1996, he served as Vice President--Land and Assistant Corporate Secretary of Global Natural Resources Corporation of Nevada and its affiliated corporations. Prior to joining Global Natural Resources Corporation of Nevada, Mr. Barnes held various managerial positions with Adobe Resources Corporation and its predecessors.

   L. Scott Broussard has served as Vice President--Drilling and Production of Spinnaker since August 1999 after joining Spinnaker as Operations Manager in 1998. Mr. Broussard served as Vice President and co-owner of HTK Consultants, Inc., an engineering consulting firm, from 1994 to 1998. From 1990 to 1994, he served as Drilling Engineer for Samedan Oil Corporation, supervising operations in the Gulf of Mexico. From 1981 to 1990, he served in various capacities with Placid Oil Company, including the position of Senior Drilling Engineer and supervising operations in the deepwater Gulf of Mexico.

   Jimmy W. Bennett has served as Vice President--Systems Technology and Processing since May 2000. From 1997 to 2000 he served as Spinnaker's Systems Manager. Prior to joining Spinnaker, Mr. Bennett served as Systems Manager for King Ranch Oil and Gas, Inc. from 1991 to 1997. From 1969 to 1991, he held various seismic data processing and acquisition positions including Manager, Seismic Processing and Acquisition for Superior Oil Company and Seismic Processing Specialist with Chevron Oil Company.

   Jeffrey C. Zaruba has served as Treasurer since joining Spinnaker in August 1999. From 1992 to 1999, Mr. Zaruba served as Assistant Controller and held various financial and tax reporting positions with Cliffs Drilling Company, which merged with R&B Falcon Corporation in 1998. From 1987 to 1992, he was an Audit Manager and held senior and staff audit positions with Arthur Young.

   Bjarte Bruheim has served as a director of Spinnaker since 1996. Mr. Bruheim has served as the President and Chief Operating Officer of Petroleum Geo-Services since March 1993 and was President of PGS Exploration (U.S.), Inc. from 1991 to 1994. Mr. Bruheim was employed with Geco Geophysical Company, Inc., Houston from 1981 to 1991, most recently as Vice President, Marine Operations North/South America.

   Sheldon R. Erikson has served as a director of Spinnaker since February 2000. Mr. Erikson has served as the Chairman of the Board of Cooper Cameron Corporation since 1996 and President and Chief Executive Officer and Director since 1995. He was Chairman of the Board from 1988 to 1995, and President and Chief Executive Officer from 1987 to 1995, of The Western Company of North America. Previously, he was President of the Joy Petroleum Equipment Group of Joy Manufacturing Company. He is a director of Triton Energy Corporation, Layne Christensen Co., National Ocean Industries Association, Petroleum Equipment Suppliers Association and American Petroleum Institute.

   Jeffrey A. Harris has served as a director of Spinnaker since 1996. Mr. Harris has been a Member and Managing Director of E.M. Warburg, Pincus & Co., LLC and a general partner of Warburg, Pincus & Co. since 1988, where he has been employed since 1983. He is currently a member of that firm's Operating Committee. Mr. Harris serves on the board of directors of Industri-Matematik International, ECsoft Group plc and Knoll, Inc.

   Michael E. McMahon has served as a director of Spinnaker since October 1999. Mr. McMahon has served as a partner in RockPort Partners LLC, an investment company, since June 1998. From July 1997 to June 1998, Mr. McMahon was a Managing Director of Chase Securities, Inc., and from October 1994 until July 1997, Mr. McMahon was a Managing Director of Lehman Brothers. Prior to joining Lehman Brothers, Mr. McMahon had been a partner in Aeneas Group, Inc., a subsidiary of Harvard Management Company, Inc., since January 1993. Harvard Management Company, Inc. is a private investment company responsible for managing the endowment fund of Harvard University. Mr. McMahon was primarily responsible for the fund's energy and commodities investments. Mr. McMahon also has served as a director of Triton Energy Limited since 1993.

   Reidar Michaelsen has served as a director of Spinnaker since 1996. He has served as the Chairman of the Board and Chief Executive Officer of Petroleum Geo-Services since 1993. He was President of Petroleum Geo-Services from 1991 to 1993. Mr. Michaelsen served as managing director of Norsk Vekst AAS from 1989 to 1991. He headed the Selmer Sande Group from 1986 to 1989 and was with Geco Geophysical Company, Inc., Houston from 1982 to 1986, reaching the position of managing director.

   Howard H. Newman has served as a director of Spinnaker since 1996. Mr. Newman has been a Member and Managing Director of the investment firm of E.M. Warburg, Pincus & Co., LLC and a general partner of Warburg, Pincus & Co. since 1987. He is currently a member of that firm's Operating Committee. Prior to joining Warburg, Pincus Ventures, he held various positions with Morgan Stanley & Co., Incorporated. Mr. Newman serves on the board of directors of ADVO, Inc., Newfield Exploration Company, EEX Corporation, Cox Insurance Holdings, Plc, Eagle Family Foods Holdings, Inc. and several privately held companies.

   Our board of directors currently has seven members. Our directors are elected annually and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Our executive officers serve at the discretion of our board of directors.

Committees of the Board of Directors

   Our board of directors has established an audit committee, compensation committee and a risk management committee.

 Audit Committee

   The audit committee currently consists of Messrs. McMahon and Erikson. The audit committee is responsible for:

  .  recommending the selection of our independent public accountants;

  . reviewing and approving the scope of our independent public accountants' audit activity and the extent of non-audit services;

  . reviewing with management and the independent public accountants the adequacy of our basic accounting systems and the effectiveness of our internal audit plan and activities;

  . reviewing our consolidated financial statements with management and the independent public accountants and exercising general oversight of our financial reporting process; and

  . reviewing our litigation and other legal matters that may affect our financial condition and monitoring compliance with our business ethics and other policies.

 Compensation Committee

   The compensation committee currently consists of Messrs. Harris, Bruheim, Erikson, McMahon, Michaelsen and Newman. This committee's responsibilities include:

  . administering and granting awards under our 1998 Stock Option Plan, the 1999 Stock Incentive Plan and the Adjunct Stock Option Plan;

  . reviewing the compensation of our Chief Executive Officer and recommendations of the Chief Executive Officer as to appropriate compensation for our other executive officers and key personnel;

  .  examining periodically our general compensation structure; and

  .  supervising our welfare and pension plans and compensation plans.

 Risk Management Committee

   The risk management committee currently consists of Messrs. Jarvis and Newman. This committee is responsible for monitoring the hedging program and adherence to the hedging policy.

Compensation Committee Interlocks and Insider Participation

   None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Compensation of Directors

   We paid no compensation to any non-employee director prior to our initial public offering in September 1999. Following this date, non-employee directors unaffiliated with Warburg, Pincus Ventures or Petroleum Geo-Services are granted options pursuant to the 1999 Stock Incentive Plan to purchase 16,000 shares of common stock at fair market value, as defined, upon appointment to the board of directors, with 20 percent vesting on the date of grant and 20 percent vesting on each anniversary of the grant date. In addition, these directors are granted 600 options quarterly during the year commencing upon the annual meeting that vest 100 percent on the date of grant. We granted options to purchase 16,000 shares of common stock to Mr. McMahon in October 1999. Non-employee directors are also reimbursed for out-of-pocket expenses incurred to attend board and committee meetings.

Executive Compensation

   The following table sets forth information regarding the compensation of our Chief Executive Officer and each of our four other most highly compensated executive officers for the years ended December 31, 1999, 1998 and 1997. The annual compensation amounts in the table exclude perquisites and other personal benefits because they did not exceed the lesser of $50,000 or 10 percent of the total annual salary and bonus reported for each executive officer:

                           Summary Compensation Table

                                                   Long-Term
                                                  Compensation
                                                     Awards
                                     Annual       ------------
                                  Compensation       Shares
    Name and Principal          -----------------  Underlying     All Other
         Position          Year  Salary   Bonus     Options    Compensation(1)
    ------------------     ----  ------  -------- ------------ --------------
Roger L. Jarvis........... 1999 $265,000 $134,000   236,529         $750
 Chairman, President and   1998  265,000   91,498        --          750
 Chief Executive Officer   1997  250,000   50,000        --          317


James M. Alexander........ 1999  184,000   65,000    95,898          750
 Vice President, Chief
  Financial Officer        1998  184,000   67,342        --          750
  and Secretary            1997  175,000   40,000        --          317


William D. Hubbard........ 1999  175,000   60,000    59,960          750
 Vice President--
  Exploration              1998  175,000   56,042        --          750
                           1997  165,000   35,000   248,000          317


L. Scott Broussard........ 1999  137,700   62,100    23,798          750
 Vice President--Drilling
  and Production           1998  112,500   43,233    52,800          625
                           1997       --       --        --           --


Kelly M. Barnes........... 1999  118,000   41,300    63,593          750
 Vice President--Land      1998  118,000   37,789        --          750
                           1997  110,000   30,000   111,600          317

--------
(1) The All Other Compensation column shows the dollar value of insurance premiums that we have paid with respect to term life insurance for the benefit of the named executive officer.

 Stock Options Granted in 1999

   The following table contains information concerning stock options granted to the named executive officers in 1999.

                                     Individual Grants              Potential Realizable
                         ------------------------------------------   Value at Assumed
                         Number of  % of Total                      Annual Rates of Stock
                           Shares    Options                         Price Appreciation
                         Underlying Granted to Exercise              for Option Terms(3)
                           Options  Employees    Price   Expiration ---------------------
          Name           Granted(1) In 1999(2) Per Share    Date        5%         10%
          ----           ---------- ---------- --------- ---------- ---------- ----------
Roger L. Jarvis.........  236,529      27.3%    $14.50    10/04/09  $2,156,901 $5,466,012
James M. Alexander......   95,898      11.1      14.50    10/04/09     874,491  2,216,132
William D. Hubbard......   59,960       6.9      14.50    10/04/09     546,774  1,385,632
L. Scott Broussard......    5,000       0.6      15.63    01/15/09      49,132    124,511
                           18,798       2.2      14.50    10/04/09     171,418    434,408
Kelly M. Barnes.........   30,000       3.5      15.63    01/15/09     294,794    747,067
                           33,593       3.9      14.50    10/04/09     306,334    776,310

--------
(1) The options expire ten years from the date of grant and vest 20 percent on the grant date and 20 percent on each anniversary of the grant date.
(2) The board of directors granted options representing 866,574 shares in 1999.
(3) Calculated based on the indicated rates of appreciation, compounded annually, from the date of grant to the end of each option term. Actual gains, if any, on stock option exercises and common stock holdings depend on the future performance of the common stock and overall market conditions. We cannot assure you that the amounts reflected in this table will be achieved. The calculation does not take into account the effects, if any, of provisions of the option plans governing termination of options upon employment termination, transferability or vesting.

 Stock Option Exercises and Fiscal Year-End Values

   The following table contains certain information concerning the value of unexercised options at December 31, 1999.

                                 Number of Shares
                              Underlying Unexercised     Value of Unexercised
                                    Options at          In-the-Money Options at
                                 December 31, 1999         December 31, 1999(1)
                             ------------------------- -------------------------
            Name             Exercisable Unexercisable Exercisable Unexercisable
            ----             ----------- ------------- ----------- -------------
Roger L. Jarvis.............   840,906      387,623    $4,438,400   $1,109,600
James M. Alexander..........   336,620      156,078     1,775,360      443,840
William D. Hubbard..........   160,792      147,168       832,200      554,800
L. Scott Broussard..........    25,880       50,718       125,840      188,760
Kelly M. Barnes.............    79,679       95,514       374,490      249,660

--------
(1) The value of each unexercised in-the-money stock option is equal to the difference between the closing price of our common stock on The Nasdaq National Market on December 31, 1999 of $14.13 per share and the exercise price of the stock option.

Employment Agreements

   Mr. Jarvis entered into an employment agreement with Spinnaker effective December 20, 1996. The agreement provides that Mr. Jarvis will receive a minimum annual base salary equal to $250,000. Under the agreement, Mr. Jarvis also may receive bonuses, at the discretion of the board of directors, and will be allowed to participate in all benefit plans offered by Spinnaker to similarly situated employees.

   Either the board of directors or Mr. Jarvis can terminate the employment agreement at any time. If the employment agreement, which has an initial term ending on December 31, 2000, is not terminated on or before December 15, 2000, or on or before each December 15th thereafter, the term of the agreement shall automatically be extended for one additional year. If we terminate the employment agreement prior to the expiration of the initial term without cause or if Mr. Jarvis terminates his employment prior to the expiration of the initial term for good reason, then we will continue to pay his then current base salary and continue, at our cost, his coverages under our group health plans, for the greater of the balance of the initial term or one year. In addition, if any payment or distribution by Spinnaker or its affiliates to Mr. Jarvis is subject to Section 4999 of the Internal Revenue Code of 1986, as amended, Spinnaker is required to compensate him for the amount of any excise tax imposed on any payments or distributions pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended, and for any taxes imposed on that additional payment. Section 4999 of the Internal Revenue Code addresses additional taxes payable in the event of a change in control of Spinnaker.

   Mr. Alexander entered into an employment agreement with Spinnaker effective December 20, 1996. The agreement provides that he will receive a minimum annual base salary equal to $175,000. The other terms of Mr. Alexander's employment agreement are substantially similar to the terms of Mr. Jarvis' employment agreement.

   Mr. Hubbard entered into an employment agreement with Spinnaker effective December 20, 1996. The agreement provides that he will receive a minimum annual base salary equal to $165,000. The other terms of Mr. Hubbard's employment agreement are substantially similar to the terms of the employment agreements described above. However, on December 31, 1998, Mr. Hubbard's employment agreement became a year-to-year employment agreement. As a result, if his employment is not terminated before December 15, 2000, and on each year thereafter, the term of the agreement will automatically be extended for one additional year.

   Mr. Barnes entered into an employment agreement with Spinnaker effective December 20, 1996. The agreement provides that he will receive a minimum annual base salary equal to $110,000. The other terms of Mr. Barnes' employment agreement are substantially similar to the terms of Mr. Hubbard's employment agreement.

1998 Stock Option Plan

   In January 1998, we adopted a stock option plan. The plan was amended and restated in September 1999. The plan permits grants of both incentive stock options and nonqualified stock options. No option will be treated as an incentive stock option unless the purchase price equals or exceeds the fair market value of common stock subject to the option on the grant date for the option. The stock option plan authorizes for issuance 2,673,242 shares of our common stock, with adjustment in the case of changes in our capitalization affecting the options. The compensation committee of our board of directors administers the plan. Unless terminated by our board of directors, the plan continues for 10 years from the date of adoption.

   The purchase price of an aggregate of 1,520,608 shares of common stock issuable under options authorized under the plan is $5.00 per share, and the purchase price of an aggregate of 1,152,634 shares of common stock issuable under options authorized under the plan is $15.63 per share. Messrs. Jarvis and Alexander were granted stock appreciation rights in connection with their options. On July 12, 1999, Messrs. Jarvis and Alexander each agreed to eliminate his stock appreciation rights.

   In the event of certain significant changes in Spinnaker, all options then outstanding generally will become immediately exercisable in full. Significant changes include:

  . any merger, consolidation or other reorganization in which Spinnaker is not the surviving entity, or which Spinnaker survives, but only as a subsidiary of an entity;

  .  any sale, lease or exchange of all or substantially all our assets;

  .  the dissolution and liquidation of Spinnaker; or

  .  a change in control of Spinnaker.

This offering does not constitute a significant change in Spinnaker under the plan.

   At June 30, 2000, we had outstanding options to purchase a total of 2,496,457 shares of common stock granted under the 1998 Stock Option Plan, of which 1,368,003 are exercisable at $5.00 per share and 1,128,454 are exercisable at $15.63 per share. All outstanding options are currently exercisable for a term of up to 10 years from the date of each grant.

1999 Stock Incentive Plan

   In September 1999, our board of directors and the stockholders of Spinnaker adopted the Spinnaker 1999 Stock Incentive Plan. The purpose of the plan is to provide directors, employees and consultants of Spinnaker additional incentive and reward opportunities designed to enhance the profitable growth of Spinnaker. The plan provides for the granting of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, options that do not constitute incentive stock options and restricted stock awards. In general, the compensation committee of our board of directors administers the plan and is authorized to select the recipients of awards and the terms and conditions of awards. However, the board of directors is expected to administer the plan with respect to awards to directors.

   The number of shares of our common stock that may be issued under the plan may not exceed 1,300,000 shares, subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in Spinnaker's capital structure. Shares of our common stock which are attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. The maximum number of shares of our common stock that may be subject to awards granted under the plan to any one individual during any calendar year may not exceed 300,000 shares, subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in our capital structure.

   The compensation committee determines the price at which a share of our common stock may be purchased upon exercise of an option granted under the plan. However, in the case of an incentive stock option, the purchase price will not be less than the fair market value of a share of our common stock on the date the option is granted. In addition, in the case of an option that does not constitute an incentive stock option, the purchase price will not be less than the fair market value of a share of our common stock on the date the option is granted. Shares of our common stock that are the subject of a restricted stock award under the plan will be subject to restrictions on disposition by the holder of the award and an obligation of the holder to forfeit and surrender the shares under some circumstances. These obligations to forfeit or surrender the shares, or forfeiture restrictions, will be determined by the compensation committee in its sole discretion, and the compensation committee may provide that these forfeiture restrictions will lapse upon:

  . the attainment of one or more performance targets established by the compensation committee;

  . the award holder's continued employment with Spinnaker or continued service as a consultant or director for a specified period of time;

  . the occurrence of any event or the satisfaction of any other condition specified by the compensation committee in its sole discretion; or

  .  a combination of any of the foregoing.

   If Spinnaker is involved in a merger or consolidation in which its stockholders beneficially own less than 50% of the voting stock of the surviving entity or any person, entity or group acquires beneficial ownership of more than 50% of the voting stock of Spinnaker, then all options will become immediately exercisable and forfeiture restrictions or restricted stock awards will lapse.

   No awards under the plan may be granted after ten years from the date the plan was adopted by our board of directors. The plan will remain in effect until all awards granted under it have been satisfied or expired. Our board of directors in its discretion may terminate the plan at any time with respect to any shares of our common stock for which awards have not been granted. The plan may be amended, other than to increase the maximum aggregate number of shares that may be issued under the plan or to change the class of individuals eligible to receive awards under the plan, by the board of directors without the consent of the stockholders of Spinnaker. No change in any award previously granted under the plan may be made which would impair the rights of the holder of the award without the approval of the holder.

   At June 30, 2000, we had outstanding options to purchase a total of 1,093,624 shares of common stock granted under the 1999 Stock Incentive Plan, of which 678,824 options are exercisable at $14.50 per share, 373,050 options are exercisable at $16.13 per share and 41,750 options are exercisable at prices ranging from $15.56 to $23.38 per share.

Adjunct Stock Option Plan

   In connection with the 1999 Stock Incentive Plan, our board of directors and the stockholders of Spinnaker adopted the Adjunct Stock Option Plan. The number of shares of our common stock that may be issued under the plan may not exceed 21,920 shares, subject to adjustment to reflect stock dividends, stock splits, recapitalization and similar changes in Spinnaker's capital structure.

   At June 30, 2000, we had outstanding options to purchase a total of 21,104 shares of common stock granted under the Adjunct Stock Option Plan. All of these options are exercisable at $2.50 per share.

                              CERTAIN TRANSACTIONS

   Following is a discussion of transactions between us and our officers, directors and stockholders owning more than 5% of the outstanding shares of common stock.

Registration Rights

   We, Petroleum Geo-Services, Warburg, Pincus Ventures and some of our other stockholders, each of whom is a current or former employee of Spinnaker, are parties to a registration rights agreement. This registration rights agreement is described under "Description of Capital Stock--Registration Rights."

Petroleum Geo-Services Data Agreement

   On December 20, 1996, we entered into the data agreement with Petroleum Geo-Services. We amended the agreement as of January 6, 1998 when we converted from a limited liability company to a corporation. We amended the agreement again as of June 30, 1999 to modify the amount, type and geographic coverage of the data and related information made available to us. In connection with that second amendment we issued 1,000,000 shares of common stock to Petroleum Geo-Services. We have agreed to purchase $2.0 million of seismic-related services from Petroleum Geo-Services prior to December 31, 2002. Our purchases of seismic related services from Petroleum Geo-Services were $59,000 in 1997, $122,000 in 1998, $318,000 in 1999 and $138,000 for the six months ended June 30, 2000. We believe the terms of the data agreement are at least as fair to us as we could have obtained from an unaffiliated third party. The Petroleum Geo-Services data agreement, as amended, is described under "Business and Properties--Petroleum Geo-Services Data Agreement."

Investments in Spinnaker

   Since our inception and prior to or concurrently with our initial public offering, our executive officers, directors and 5 percent stockholders invested cash and other property in Spinnaker in exchange for shares of our stock. The following table summarizes the shares of our common stock acquired from us by our executive officers, directors and 5 percent stockholders since our inception and prior to or concurrently with our initial public offering.

                                                                        Common
   Executive Officers, Directors and 5% Stockholders                    Stock(8)
   -------------------------------------------------                   ---------
   Warburg, Pincus Ventures, L.P. (1)................................. 6,800,585
   Petroleum Geo-Services ASA (2)..................................... 5,388,743
   Roger L. Jarvis (3)................................................   164,959
   James M. Alexander (4).............................................    37,883
   William D. Hubbard (5).............................................    22,384
   Kelly M. Barnes (6)................................................    10,072
   L. Scott Broussard (7).............................................     1,276

--------
(1) Warburg, Pincus Ventures paid us approximately $60.0 million and, prior to our initial public offering, provided a guarantee of our credit facility in consideration for the shares listed above. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" for a description of our credit facility. Two of our directors, Jeffrey A. Harris and Howard H. Newman, are affiliated with Warburg, Pincus Ventures. Please read "Security Ownership of Management and Certain Beneficial Owners" for a description of Messrs. Harris' and Newman's affiliations with Warburg, Pincus Ventures.

(2) Petroleum Geo-Services received the shares listed above as consideration for the rights granted to us under the Petroleum Geo-Services Data Agreement, for an additional $15.0 million and for providing a guarantee of our credit facility prior to our initial public offering. Please read "Business and Properties--Petroleum Geo-Services Data Agreement" for a description of the Petroleum Geo-Services Data Agreement and

   "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a description of our credit facility. Two of our directors, Bjarte Bruheim and Reidar Michaelsen, are affiliated with Petroleum Geo-Services. Please read "Security Ownership of Management and Certain Beneficial Owners" for a description of Messrs. Bruheim's and Michaelsen's affiliations with Petroleum Geo-Services.

(3) As consideration for the shares listed above, Mr. Jarvis paid us approximately $70,270 in cash and contributed to Spinnaker the intangible assets owned by him associated with his creation of Spinnaker, including rights to Spinnaker's name and related patents, copyrights and goodwill. Mr. Jarvis has sold 48,800 shares of common stock to employees of Spinnaker.

(4)  Mr. Alexander paid us approximately $128,000 for the shares listed above.

(5)  Mr. Hubbard paid us approximately $80,000 for the shares listed above.

(6)  Mr. Barnes paid us approximately $36,000 for the shares listed above.

(7)  Mr. Broussard paid us approximately $16,000 for the shares listed above.

(8) Includes shares of common stock issued upon conversion of each share of our preferred stock into two shares of our common stock upon consummation of our initial public offering. In addition, Warburg, Pincus Ventures, Petroleum Geo-Services, Mr. Jarvis and Mr. Alexander agreed to receive additional shares of our common stock upon consummation of our initial public offering in lieu of receiving accrued cash dividends on the preferred stock of approximately $12.9 million, $3.3 million, $70,000 and $28,000, respectively. For purposes of determining the number of shares of common stock that each person received in lieu of the cash dividends, the common stock issued to these persons was valued at the initial public offering price less the underwriters' discounts and commissions per share.

Credit Agreement

   In September 1998, we entered into an $85.0 million credit agreement with Credit Suisse First Boston, New York Branch, Bank of Montreal and Bank of America, N.A. Credit Suisse First Boston and Bank of America N.A. are each affiliates of one of the underwriters for this offering. Borrowings under the credit agreement were used to fund exploration and development activities. The credit agreement was secured by substantially all of our assets, including our interests in our natural gas and oil properties, and supported by guarantees of Petroleum Geo-Services and Warburg, Pincus Ventures, our principal stockholders. Simultaneously with the completion of the initial public offering, we retired all outstanding borrowings under the credit agreement, which were $72.0 million as of October 4, 1999.

Indemnification Agreements

   We have entered into indemnification agreements with our officers and directors containing provisions requiring us to, among other things, indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance expenses they incur as a result of any proceeding against them as to which they could be indemnified.

                        SECURITY OWNERSHIP OF MANAGEMENT
                         AND CERTAIN BENEFICIAL HOLDERS

   The following table presents information regarding beneficial ownership of our common stock as of August 10, 2000 and as adjusted to reflect the sale of common stock in this offering by:

  . each person who we know owns beneficially more than 5 percent of our common stock;

  .  each of our directors;

  . our chief executive officer and each of our four other most highly compensated executive officers; and

  .  all our executive officers and directors as a group.

   Unless otherwise indicated, each person listed has sole voting and dispositive power over the shares indicated as owned by that person, and the address of each stockholder is the same as our address. Furthermore, under the regulations of the Securities and Exchange Commission, shares are deemed to be "beneficially owned" by a person if the holder directly or indirectly has or shares the power to vote or dispose of these shares, whether or not the holder has any pecuniary interest in these shares, or if the holder has the right to acquire the power to vote or dispose of these shares within 60 days, including any right to acquire through the exercise of any option, warrant or right. Therefore, in this table the shares beneficially owned by Messrs. Jarvis, Alexander, Hubbard, Barnes, Broussard, Erikson and McMahon include 902,912, 362,399, 207,384, 109,717, 41,199, 3,800 and 7,600 shares, respectively, that may be acquired within 60 days through the exercise of stock options. Please note that the address of Warburg, Pincus Ventures, L.P. and Messrs. Harris and Newman is 466 Lexington Avenue, 10th Floor, New York, New York 10017, and the address of Petroleum Geo-Services and Messrs. Bruheim and Michaelsen is Strandvein 50E, P.O. Box 89, N-1325, Lysaker, Norway.

                                                        Beneficial Ownership
                                                    ----------------------------
                                                                    Percent
                                                               -----------------
                                                                Before   After
   Beneficial Owner                                   Shares   Offering Offering
   ----------------                                 ---------- -------- --------
   Warburg, Pincus Ventures, L.P. (1).............   6,800,585   33.0%    26.7%
   Petroleum Geo-Services ASA (2).................   5,388,743   26.2     21.2
   Strong Capital Management, Inc. (3)............   1,154,700    5.6      4.5
   Roger L. Jarvis................................   1,001,151    4.7      3.8
   James M. Alexander.............................     462,782    2.2      1.8
   William D. Hubbard.............................     229,768    1.1        *
   Kelly M. Barnes................................     119,789      *        *
   L. Scott Broussard.............................      42,475      *        *
   Bjarte Bruheim (2).............................   5,393,743   26.2     21.2
   Sheldon R. Erikson.............................       3,800      *        *
   Jeffrey A. Harris (1)..........................   6,800,585   33.0     26.7
   Michael E. McMahon.............................      22,075      *        *
   Reidar Michaelsen (2)..........................   5,393,743   26.2     21.2
   Howard H. Newman (1)...........................   6,800,585   33.0     26.7
   All executive officers and directors as a group
    (13 persons)..................................  14,135,564   63.5     52.0

--------
 *   Represents beneficial ownership of less than 1 percent.
(1) The sole general partner of Warburg, Pincus Ventures, L.P. is Warburg, Pincus & Co., a New York general partnership. E. M. Warburg, Pincus & Co., LLC, a New York limited liability company, manages Warburg, Pincus Ventures, L.P. The members of E. M. Warburg, Pincus & Co., LLC are substantially the same as the partners of Warburg, Pincus & Co. Lionel I. Pincus is the managing partner of Warburg, Pincus & Co. and the managing member of E. M. Warburg, Pincus & Co., LLC and may be deemed to control both Warburg, Pincus & Co. and E. M. Warburg, Pincus & Co., LLC. Messrs. Newman and Harris are Managing Directors and members of E.M. Warburg, Pincus & Co., LLC and general partners of Warburg, Pincus & Co. As such, Messrs. Newman and Harris may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by Warburg, Pincus Ventures. Messrs. Newman and Harris disclaim beneficial ownership of the shares owned by Warburg, Pincus Ventures.

(2) The 5,388,743 shares are owned directly by Petroleum Geo-Services or by a wholly owned subsidiary of Petroleum Geo-Services. Mr. Michaelsen serves as Chairman of the Board and Chief Executive Officer and Mr. Bruheim serves as President and Chief Operating Officer of Petroleum Geo-Services. As such, Messrs. Michaelsen and Bruheim may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by Petroleum Geo-Services. Messrs. Michaelsen and Bruheim disclaim beneficial ownership of the securities owned by Petroleum Geo-Services.

(3) Based solely on the Schedule 13G dated January 25, 2000 and filed jointly with the Securities and Exchange Commission on behalf of Strong Capital Management, Inc., an Investment Adviser registered under Section 203 under the Investment Advisors Act of 1940, and Mr. Richard S. Strong, Chairman of the Board and principal shareholder of Strong Capital Management, Inc. Strong Capital Management, Inc. has voting and dispositive power with respect to 602,100 and 1,154,700 shares, respectively. Mr. Strong could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Strong Capital Management, Inc.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of August 10, 2000, we had outstanding 20,578,303 shares of common stock and no shares of preferred stock. On completion of this offering, we will have outstanding 25,478,303 (26,178,303 if the over-allotment option is exercised in full) shares of common stock and no shares of preferred stock.

Common Stock

   Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our stockholders, including the election of our directors. No share of common stock affords any cumulative voting or preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

   Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

   At the direction of our board, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of the common stock:

  . adopt resolutions to issue preferred stock in one or more classes or series;

  . fix or change the number of shares constituting any class or series of preferred stock; and

  . establish or change the rights of the holders of any class or series of preferred stock.

   The rights any class or series of preferred stock may evidence may include:

  .  general or special voting rights;

  .  preferential liquidation or preemptive rights;

  .  preferential cumulative or noncumulative dividend rights;

  .  redemption or put rights; and

  .  conversion or exchange rights.

   We may issue shares of, or rights to purchase, preferred stock the terms of which might:

  . adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;

  .  discourage an unsolicited proposal to acquire us; or

  .  facilitate a particular business combination involving us.

   Any of these actions could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over its then market price.

Registration Rights

   We, Petroleum Geo-Services, Warburg, Pincus Ventures and some of our other stockholders are parties to a registration rights agreement. That agreement grants Petroleum Geo-Services and Warburg, Pincus Ventures the right to require us to file a registration statement covering all or part of their shares at our expense, subject to the following restrictions:

  . we are not required to respond to a request until 90 days after the closing of this offering;

  . we are not required to register the shares if Petroleum Geo-Services or Warburg, Pincus Ventures proposes to sell them at an aggregate price to the public of less than $20.0 million;

  . we are not required to effect more than one requested registration for an underwritten offering in any six-month period; and

  . we generally are not required to effect more than two requested registrations for underwritten offerings and more than one requested registration covering the resale of securities for either Petroleum Geo-Services or Warburg, Pincus Ventures unless we are then eligible to register the requested sale on Securities and Exchange Commission Form S-3.

   Some of our stockholders also have rights to include their shares, at our expense, in a registration statement filed by us for purposes of a public offering. However, the amended registration rights agreement does not permit those stockholders to include their shares in this offering. An underwriter participating in these offerings may limit the number of shares offered, and the number will be allocated first to us, then to participating stockholders on a pro rata basis.

Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

 Business Combinations under Delaware Law

   We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder, a person who owns 15 percent or more of our outstanding voting stock, from engaging in business combinations with Spinnaker for three years following the time that the person becomes an interested stockholder. These restrictions do not apply if:

  . before the person becomes an interested stockholder, our board of directors approves the business combination or the transaction in which the person becomes an interested stockholder;

  . upon completion of the transaction that results in the person becoming an interested stockholder, the interested stockholder owns at least 85 percent of our outstanding voting stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . at or following the time of the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

   In addition, the law does not apply to interested stockholders, such as Petroleum Geo-Services and Warburg, Pincus Ventures, who became interested stockholders before common stock of the company was listed on The Nasdaq National Market or the New York Stock Exchange.

   The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

 Written Consent of Stockholders

   Our certificate of incorporation provides that any action by our stockholders must be taken at an annual or special meeting of stockholders. Special meetings of the stockholders may be called only by the board of directors.

 Advance Notice Procedure for Stockholder Proposals

   Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors as well as for stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

  . With respect to an election to be held at the annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year's annual meeting of stockholders.

  . With respect to an election to be held at a special meeting of stockholders for the election of directors, not earlier than the close of business on the 120th day prior to the special meeting and not later than the close of business on the later of the 90th day prior to the special meeting or the 10th day following the day on which public disclosure is first made of the date of the special meeting, and must contain specified information concerning the person to be nominated.

   Notice of stockholders' intent to raise business at an annual meeting must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year's annual meeting of stockholders. These procedures may operate to limit the ability of stockholders to bring business before a stockholders meeting, including with respect to the nomination of directors or considering any transaction that could result in a change of control.

Limitation of Liability and Indemnification of Officers and Directors

   Limitation of Liability. Delaware law authorizes corporations to limit or eliminate the personal liability of their officers and directors to them and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

   Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty in such capacity, except for liability

  . for any breach of the director's duty of loyalty to Spinnaker or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derived an improper personal benefit.

   Indemnification. Delaware law also authorizes corporations to indemnify its officers, directors, employees and agents for liabilities, other than liabilities to the corporation, arising because such individual was an officer, director, employee or agent of the corporation so long as the individual acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and not unlawful.

   Our bylaws provide that our officers and directors will be indemnified by us for liabilities arising because such individual was an officer or director of Spinnaker to the fullest extent permitted by Delaware law. Our bylaws also provide that we may, by action of our board of directors, provide similar indemnification to our employees and agents.

   The inclusion of these provisions in our certificate of incorporation and our bylaws may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though the action, if successful, might otherwise have benefited us and our stockholders.

   These provisions in our certificate of incorporation and bylaws do not alter the liability of our officers and directors under federal securities laws and do not affect the right to sue under federal securities laws for violations thereof.

   We have entered into indemnification agreements with each of our directors and officers. These agreements require us to, among other things, indemnify the director or officer against expenses and costs incurred by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of Spinnaker, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest. The agreement also requires us to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which he or she may be entitled to indemnification by us. Following completion of this offering, we also will maintain directors' and officers' liability insurance.

   At present, we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Spinnaker where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Transfer Agent and Registrar

   The transfer agent and registrar of our common stock is Computershare Investor Services, LLC.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated August 10, 2000, we have agreed to sell to the underwriters named below the following respective numbers of shares of common stock:

                                                                       Number of
                               Underwriter                              Shares
                               -----------                             ---------
   Credit Suisse First Boston Corporation............................. 1,124,109
   Donaldson, Lufkin & Jenrette Securities Corporation................ 1,124,109
   Banc of America Securities LLC.....................................   720,594
   Dain Rauscher Incorporated.........................................   720,594
   Jefferies & Company, Inc...........................................   720,594
   Petrie Parkman & Co., Inc..........................................   196,000
   Prudential Securities Incorporated.................................   196,000
   Sanders Morris Harris Inc..........................................    98,000
                                                                       ---------
     Total............................................................ 4,900,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 700,000 additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $0.86 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the offering, the public offering price and concession and discount to broker/dealers may be changed by the underwriters.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions payable
 by us..................      $1.44          $1.44        $7,056,000     $8,064,000
Expenses payable by us..      $0.09          $0.08        $  450,000     $  450,000

   The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   We intend to use a portion of the net proceeds from the sale of our common stock to repay indebtedness owed by us to Credit Suisse First Boston, New York Branch, an affiliate of one of the underwriters. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules.

   We currently comply in all material respects with the terms of the credit agreement we entered into with, among others, an affiliate of one of the underwriters. Credit Suisse First Boston Corporation decided to participate in the distribution of the shares in this offering independent of its affiliate, which is currently a lender to Spinnaker and will receive a portion of the net proceeds of this offering. Credit Suisse First Boston, New York Branch, had no involvement in determining whether or when to sell the shares in this offering or the terms of this offering. Excluding the proceeds to Credit Suisse First Boston, New York Branch, as previously described, Credit Suisse First Boston Corporation will not receive any benefit from this offering other than its portions of the underwriting discounts and commissions described in this prospectus.

   Credit Suisse First Boston Corporation, one of the underwriters for this offering, is a subsidiary of Credit Suisse Group, which indirectly holds a 19.9 percent passive minority interest in Warburg, Pincus & Co., the general partner of Warburg, Pincus Ventures, one of our principal stockholders.

   We, Warburg, Pincus Ventures, Petroleum Geo-Services and our officers and directors who own shares of our common stock have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except, in our case, issuances pursuant to employee benefit plans existing on the date of this prospectus.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in that respect.

   The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of common stock offered by this prospectus will be passed on for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the common stock offered by this prospectus will be passed on by Baker Botts L.L.P., Houston, Texas, as counsel for the underwriters. Baker Botts L.L.P. has represented and continues to represent Petroleum Geo-Services in connection with various matters unrelated to this offering.

                                    EXPERTS

   The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

   The estimated reserve evaluations and related calculations of Ryder Scott Company, L.P., independent petroleum engineering consultants, included in this prospectus have been included in reliance on the authority of said firm as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. This prospectus does not contain all of the information contained in the registration statement and all of the exhibits and schedules thereto. For further information about Spinnaker Exploration Company, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy any document we file at the following Securities and Exchange Commission public reference rooms:

  450 Fifth Street, N.W.   Seven World Trade Center       Citicorp Center
      Judiciary Plaza             Suite 1300          500 West Madison Street
         Room 1024            New York, NY 10048            Suite 1400
  Washington, D.C. 20549                                 Chicago, IL 60661

   You also may inspect and copy our Securities and Exchange Commission filings, the complete registration statement and other information at the offices of the New York Stock Exchange located at 20 Broad Street, 16th Floor, New York, New York 10005.

   You may obtain information on the operation of the public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.

   We file information electronically with the Securities and Exchange Commission. Our Securities and Exchange Commission filings also are available from the Securities and Exchange Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

                     GLOSSARY OF NATURAL GAS AND OIL TERMS

   The following is a description of the meanings of some of the natural gas and oil industry terms used in this prospectus. The meanings of the terms "proved reserves," "proved developed reserves," "proved developed producing reserves," "proved developed non-producing reserves" and "proved undeveloped reserves" are provided in Appendix A to this prospectus.

   Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.

   Bcf. Billion cubic feet of natural gas.

   Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   Block. A block depicted on the Outer Continental Shelf Leasing and Official Protraction Diagrams issued by the U.S. Minerals Management Service or a similar depiction on official protraction or similar diagrams issued by a state bordering on the Gulf of Mexico.

   Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

   Completion. The installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

   Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

   Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

   Development well. A well drilled into a proved natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

   Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

   Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

   Farm-in or farm-out. An agreement under which the owner of a working interest in a natural gas and oil lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

   Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

   Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

   Lead. A specific geographic area which, based on supporting geological, geophysical or other data, is deemed to have potential for the discovery of commercial hydrocarbons.

   MBbls. Thousand barrels of crude oil or other liquid hydrocarbons.

   Mcf. Thousand cubic feet of natural gas.

   Mcfe. Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   MMBls. Million barrels of crude oil or other liquid hydrocarbons.

   MMBtu. Million British Thermal Units.

   MMcf. Million cubic feet of natural gas.

   MMcfe. Million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   Net acres or net wells. The sum of the fractional working interest owned in gross acres or wells, as the case may be.

   Net feet of pay. The true vertical thickness of reservoir rock estimated to both contain hydrocarbons and be capable of contributing to producing rates.

   Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

   Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

   Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

   Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

   Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

                         SPINNAKER EXPLORATION COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999 and June 30,
 2000 (unaudited)......................................................... F-3
Consolidated Statements of Operations for the years ended December 31,
 1997, 1998 and 1999 and for the six months ended June 30, 1999
 (unaudited) and 2000 (unaudited)......................................... F-4
Consolidated Statements of Equity for the years ended December 31, 1997,
 1998 and 1999 and for the six months ended June 30, 2000 (unaudited)..... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1998 and 1999 and for the six months ended June 30, 1999
 (unaudited) and 2000 (unaudited)......................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Spinnaker Exploration Company:

   We have audited the accompanying consolidated balance sheets of Spinnaker Exploration Company (a Delaware corporation), as of December 31, 1998 and 1999, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Spinnaker Exploration Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spinnaker Exploration Company as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
February 23, 2000

                         SPINNAKER EXPLORATION COMPANY

                          CONSOLIDATED BALANCE SHEETS

                       (In thousands, except share data)

                                                      As of
                                                  December 31,         As of
                                                ------------------   June 30,
                                                  1998      1999       2000
                    ASSETS                      --------  --------  -----------
                                                                    (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents.................... $  2,141  $ 20,452   $  1,392
  Accounts receivable..........................    3,821    10,795     19,014
  Other........................................      775       879        320
                                                --------  --------   --------
    Total current assets.......................    6,737    32,126     20,726

PROPERTY AND EQUIPMENT:
  Oil and gas, on the basis of full-cost
   accounting:
   Proved properties...........................   71,091   141,455    200,885
   Unproved properties and properties under
    development, not being amortized...........   28,383    40,696     47,664
  Other........................................    2,798     3,714      4,703
                                                --------  --------   --------
                                                 102,272   185,865    253,252
  Less--Accumulated depreciation, depletion and
   amortization................................   (6,665)  (28,468)   (46,788)
                                                --------  --------   --------
    Total property and equipment...............   95,607   157,397    206,464

OTHER ASSETS:
  Organization costs and other, net............      425        30         30
                                                --------  --------   --------
    Total assets............................... $102,769  $189,553   $227,220
                                                ========  ========   ========

            LIABILITIES AND EQUITY
CURRENT LIABILITIES:
  Accounts payable............................. $  6,471  $  4,509   $  5,535
  Accrued liabilities..........................   11,907     7,942     23,090
  Short-term debt..............................   19,000        --     12,000
                                                --------  --------   --------
    Total current liabilities..................   37,378    12,451     40,625
ACCRUED PREFERRED DIVIDENDS PAYABLE............    8,478        --         --
COMMITMENTS AND CONTINGENCIES (Note 11)
EQUITY:
  Preferred stock, $0.01 par value; 10,000,000
   shares authorized; 3,030,920, 0 and 0 shares
   issued and outstanding at December 31, 1998
   and 1999 and June 30, 2000, respectively....       30        --         --
  Common stock, $0.01 par value; 50,000,000
   shares authorized; 4,082,200 shares issued
   and outstanding at December 31, 1998,
   20,426,192 shares issued and 20,404,336
   shares outstanding at December 31, 1999 and
   20,597,035 shares issued and 20,575,675
   shares outstanding at June 30, 2000.........       20       204        206
  Additional paid-in capital...................   74,649   203,987    205,151
  Accumulated deficit..........................  (17,786)  (27,034)   (18,709)
  Less: Treasury stock, at cost, 0, 21,856 and
        21,360 shares at
        December 31, 1998 and 1999, and June
        30, 2000, respectively.................       --       (55)       (53)
                                                --------  --------   --------
    Total equity...............................   56,913   177,102    186,595
                                                --------  --------   --------
    Total liabilities and equity............... $102,769  $189,553   $227,220
                                                ========  ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                         SPINNAKER EXPLORATION COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   (In thousands, except per unit/share data)

                                                                   For the Six
                                        For the Year Ended        Months Ended
                                           December 31,             June 30,
                                     --------------------------  ----------------
                                      1997      1998     1999     1999     2000
                                     -------  --------  -------  -------  -------
                                                                   (Unaudited)
REVENUES...........................  $   201  $  3,298  $34,258  $ 9,583  $33,012
EXPENSES:
  Lease operating expenses.........       72       474    5,411    1,183    3,875
  Depreciation, depletion and
   amortization--natural gas and
   oil properties..................       68     2,738   20,788    7,619   17,644
  Write-down of natural gas and oil
   properties......................       --     2,642       --       --       --
  Depreciation and amortization--
   other...........................      349       437      213       98      144
  General and administrative.......    1,965     3,809    4,860    2,244    3,100
  Stock appreciation rights
   expense.........................       --        --    1,651    1,651       --
                                     -------  --------  -------  -------  -------
    Total expenses.................    2,454    10,100   32,923   12,795   24,763
                                     -------  --------  -------  -------  -------
INCOME (LOSS) FROM OPERATIONS......   (2,253)   (6,802)   1,335   (3,212)   8,249
OTHER INCOME (EXPENSE):
  Interest income..................       91       221      528       85      313
  Interest expense.................       --      (516)  (3,771)  (2,007)    (254)
  Capitalized interest.............       --       237      966      634       17
                                     -------  --------  -------  -------  -------
    Total other income (expense)...       91       (58)  (2,277)  (1,288)      76
                                     -------  --------  -------  -------  -------
INCOME (LOSS) BEFORE INCOME TAXES..   (2,162)   (6,860)    (942)  (4,500)   8,325
  Income tax provision.............       --        --       --       --       --
                                     -------  --------  -------  -------  -------
INCOME (LOSS) BEFORE CUMULATIVE
 EFFECT OF CHANGE IN ACCOUNTING
 PRINCIPLE.........................   (2,162)   (6,860)    (942)  (4,500)   8,325
  Cumulative effect of change in
   accounting principle (Note 2)...       --        --     (395)    (395)      --
                                     -------  --------  -------  -------  -------
NET INCOME (LOSS)..................   (2,162)   (6,860)  (1,337)  (4,895)   8,325
ACCRUAL OF DIVIDENDS ON PREFERRED
 UNITS/STOCK.......................   (1,326)   (7,094)  (7,911)  (5,088)      --
                                     -------  --------  -------  -------  -------
NET INCOME (LOSS) AVAILABLE TO
 COMMON UNITHOLDERS/STOCKHOLDERS...  $(3,488) $(13,954) $(9,248) $(9,983) $ 8,325
                                     =======  ========  =======  =======  =======
BASIC INCOME (LOSS) PER COMMON
 UNIT/SHARE:
  Income (loss) before cumulative
   effect of change in accounting
   principle.......................  $ (0.88) $  (3.44) $ (1.06) $ (2.33) $  0.41
  Cumulative effect of change in
   accounting principle............       --        --    (0.05)   (0.10)      --
                                     -------  --------  -------  -------  -------
NET INCOME (LOSS) PER COMMON
 UNIT/SHARE........................  $ (0.88) $  (3.44) $ (1.11) $ (2.43) $  0.41
                                     =======  ========  =======  =======  =======
DILUTED INCOME (LOSS) PER COMMON
 UNIT/SHARE:
  Income (loss) before cumulative
   effect of change in accounting
   principle.......................  $ (0.88) $  (3.44) $ (1.06) $ (2.33) $  0.39
  Cumulative effect of change in
   accounting principle............       --        --    (0.05)   (0.10)      --
                                     -------  --------  -------  -------  -------
NET INCOME (LOSS) PER COMMON
 UNIT/SHARE........................  $ (0.88) $  (3.44) $ (1.11) $ (2.43) $  0.39
                                     =======  ========  =======  =======  =======
WEIGHTED AVERAGE NUMBER OF COMMON
 UNITS/SHARES OUTSTANDING:
  Basic............................    3,960     4,059    8,355    4,113   20,469
                                     =======  ========  =======  =======  =======
  Diluted..........................    3,960     4,059    8,355    4,113   21,539
                                     =======  ========  =======  =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         SPINNAKER EXPLORATION COMPANY

                       CONSOLIDATED STATEMENTS OF EQUITY

       (In thousands, except units/shares and unit/share dividend data)

                       Units/Shares          Par Value       Preferred   Additional Unitholder/
                   ---------------------- ----------------     Unit       Paid-In   Stockholder Accumulated Treasury
                   Preferred     Common   Preferred Common Subscriptions  Capital   Receivables   Deficit    Stock    Total
                   ----------  ---------- --------- ------ ------------- ---------- ----------- ----------- -------- --------
Balance, December
31, 1996.........     198,921   3,960,000   $ --     $ --    $ 54,480     $     29   $(50,798)   $   (344)    $ --   $  3,367
 Net loss........          --          --     --       --          --           --         --      (2,162)      --     (2,162)
 Preferred unit
 dividends ($3.00
 per preferred
 unit)...........          --          --     --       --          --           --         --      (1,326)      --     (1,326)
 Preferred unit
 payments........     760,000          --     --       --          --           --     19,000          --       --     19,000
                   ----------  ----------   ----     ----    --------     --------   --------    --------     ----   --------
Balance, December
31, 1997.........     958,921   3,960,000     --       --      54,480           29    (31,798)     (3,832)      --     18,879
 Conversion to
 Spinnaker
 Exploration
 Company.........          --      97,200     10       20     (54,480)      54,450         --          --       --         --
                   ----------  ----------   ----     ----    --------     --------   --------    --------     ----   --------
                      958,921   4,057,200     10       20          --       54,479    (31,798)     (3,832)      --     18,879
 Net loss........          --          --     --       --          --           --         --      (6,860)      --     (6,860)
 Common stock
 issuance........          --      25,000     --       --          --          188         --          --       --        188
 Preferred stock
 subscriptions...          --          --     --       --          --       19,982    (19,982)         --       --         --
 Preferred stock
 dividends ($3.00
 per share)......          --          --     --       --          --           --         --      (7,094)      --     (7,094)
 Preferred stock
 payments........   2,071,999          --     20       --          --           --     51,780          --       --     51,800
                   ----------  ----------   ----     ----    --------     --------   --------    --------     ----   --------
Balance, December
31, 1998.........   3,030,920   4,082,200     30       20          --       74,649         --     (17,786)      --     56,913
 Net loss........          --          --     --       --          --           --         --      (1,337)      --     (1,337)
 Common stock
 split...........          --          --     --       20          --          (20)        --          --       --         --
 Common stock
 issuance........          --   9,076,096     --       91          --      111,260         --          --       --    111,351
 Exercise of
 stock options...          --       5,808     --       --          --           29         --          --       --         29
 Preferred stock
 dividends ($3.00
 per share)......          --          --     --       --          --           --         --      (7,911)      --     (7,911)
 Conversion of
 preferred stock
 to common
 stock...........  (3,030,920)  6,061,840    (30)      61          --          (31)        --          --       --         --
 Reinvestment of
 preferred stock
 dividends into
 common stock....          --   1,200,248     --       12          --       16,299         --          --       --     16,311
 Stock
 compensation
 costs...........          --          --     --       --          --          150         --          --       --        150
 Stock
 appreciation
 rights
 termination.....          --          --     --       --          --        1,651         --          --       --      1,651
 Treasury stock..          --          --     --       --          --           --         --          --      (55)       (55)
                   ----------  ----------   ----     ----    --------     --------   --------    --------     ----   --------
Balance, December
31, 1999.........          --  20,426,192     --      204          --      203,987         --     (27,034)     (55)   177,102
 Net income
 (unaudited).....          --          --     --       --          --           --         --       8,325       --      8,325
 Exercise of
 stock options
 (unaudited).....          --     170,843     --        2          --        1,107         --          --        2      1,111
 Stock
 compensation
 costs
 (unaudited).....          --          --     --       --          --           57         --          --       --         57
                   ----------  ----------   ----     ----    --------     --------   --------    --------     ----   --------
Balance, June 30,
2000
(unaudited)......          --  20,597,035   $ --     $206    $     --     $205,151   $     --    $(18,709)    $(53)  $186,595
                   ==========  ==========   ====     ====    ========     ========   ========    ========     ====   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                         SPINNAKER EXPLORATION COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                                For the Six
                                    For the Year Ended          Months Ended
                                       December 31,               June 30,
                                ----------------------------  -----------------
                                  1997      1998      1999     1999      2000
                                --------  --------  --------  -------  --------
                                                                (Unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income (loss)...........  $ (2,162) $ (6,860) $ (1,337) $(4,895) $  8,325
  Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in)
   operating activities:
    Depreciation, depletion
     and amortization.........       417     3,175    21,001    7,717    17,788
    Write-down of natural gas
     and oil properties.......        --     2,642        --       --        --
    Stock appreciation rights
     expense..................        --        --     1,651    1,651        --
    Cumulative effect of
     change in accounting
     principle................        --        --       395      395        --
  Change in components of
   working capital:
    Accounts receivable.......    (3,593)     (218)   (6,974)  (6,870)   (8,219)
    Accounts payable and
     accrued liabilities......       (63)     (896)     (636)   5,725     4,158
    Other current assets and
     other....................      (122)     (619)      805      785       616
                                --------  --------  --------  -------  --------
      Net cash provided by
       (used in) operating
       activities.............    (5,523)   (2,776)   14,905    4,508    22,668
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Oil and gas properties......   (13,638)  (84,823)  (78,894) (33,265)  (67,248)
  Change in property related
   payables...................       342    17,178    (5,291) (14,098)   12,016
  Purchases of other property
   and equipment..............    (1,940)     (858)     (916)    (310)     (989)
  Proceeds from sale of
   pipeline...................        --        --        --       --     1,382
                                --------  --------  --------  -------  --------
      Net cash used in
       investing activities...   (15,236)  (68,503)  (85,101) (47,673)  (54,839)

CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Proceeds from borrowings....        --    19,000    53,000   45,000    12,000
  Payments on borrowings......        --        --   (72,000)      --        --
  Proceeds from issuance of
   common stock...............        --        --   108,720       --        --
  Common stock issuance
   costs......................        --        --    (1,109)      --        --
  Preferred stock dividends...        --        --       (78)      --        --
  Proceeds from exercise of
   stock options..............        --        --        29       --     1,111
  Acquisition of treasury
   stock......................        --        --       (55)      --        --
  Proceeds from issuance of
   preferred stock, net.......        --    51,738        --       --        --
  Preferred unit subscription
   payments, net..............    18,863        --        --       --        --
                                --------  --------  --------  -------  --------
      Net cash provided by
       financing activities...    18,863    70,738    88,507   45,000    13,111
                                --------  --------  --------  -------  --------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS....    (1,896)     (541)   18,311    1,835   (19,060)
CASH AND CASH EQUIVALENTS,
 beginning of period..........     4,578     2,682     2,141    2,141    20,452
                                --------  --------  --------  -------  --------
CASH AND CASH EQUIVALENTS, end
 of period....................  $  2,682  $  2,141  $ 20,452  $ 3,976  $  1,392
                                ========  ========  ========  =======  ========
SUPPLEMENTAL CASH FLOW
 DISCLOSURES:
  Cash paid for interest, net
   of amounts capitalized.....  $     --  $     84  $  2,591  $ 1,196  $     69
  Cash paid for income taxes..        --        --        --       --        --






SUPPLEMENTAL NON-CASH
 INVESTING AND FINANCING
 ACTIVITIES:
  Reinvestment of preferred
   dividends payable into
   common stock...............  $     --  $     --  $ 16,311  $    --  $     --
  Issuance of common stock for
   amended seismic data
   rights.....................        --        --     2,900    2,900        --

  The accompanying notes are an integral part of these consolidated financial statements.

                         SPINNAKER EXPLORATION COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Nature of Operations and Formation:

 Organization and Nature of Operations

   Spinnaker Exploration Company, L.L.C. ("Spinnaker"), a Delaware limited liability company, was formed on December 20, 1996, and is engaged in the exploration, development and production of natural gas and oil properties in the U.S. Gulf of Mexico. Spinnaker was formed by WP Spinnaker Holdings, Inc. ("Holdings"), a subsidiary of Warburg, Pincus Ventures L.P. ("Warburg"), Seismic Energy Holdings, Inc. ("SEHI"), a subsidiary of Petroleum Geo-Services ASA ("PGS"), a Norwegian joint-stock company, and certain members of management of Spinnaker (collectively known as the "Investors").

 Formation

   As a part of the formation of Spinnaker, Warburg purchased 1,000,000 common units ("Common Units") at $0.0125 per Common Unit and agreed to subscriptions on preferred units ("Preferred Units") of up to $50.0 million at a price of $25.00 per unit, of which 151,746 Preferred Units were purchased at formation. PGS purchased 1,000,000 Common Units at $0.0125 per Common Unit and subscribed for up to $15.0 million of Preferred Units also at a price of $25.00 per unit, of which 45,093 Preferred Units were purchased at formation. PGS was only obligated to purchase an aggregate of $5.0 million Preferred Units unless Spinnaker sold additional Preferred Units to other investors. As a result, preferred stock subscriptions were recorded at approximately $54.5 million at inception. Additionally, PGS entered into a seismic data agreement ("Data Agreement") with Spinnaker dated December 20, 1996, whereby it agreed to transfer to Spinnaker certain rights to 3-D seismic data in consideration of Common Units. See Note 4. Management purchased 160,000 Common Units and agreed to subscriptions on Preferred Units of up to $798,000 at $25.00 per unit of which 2,352 units were purchased at formation. Property contributed by management related to this formation included cash of $9,726 and property resulting from expenditures made by Mr. Jarvis in anticipation of the formation of the Company. The total value, for purposes of the agreement, of the initial management contributions was $60,790. The 198,921 Preferred Units purchased at inception resulted in consideration received of approximately $5.0 million and net of $1.3 million in offering costs resulted in net proceeds of $3.7 million. Upon completion of the formation, beneficial ownership of the Common Units was 71%, 25% and 4% for PGS, Warburg, and management, respectively. Spinnaker accounted for the contribution of the Data Agreement at PGS' cost, which was immaterial. See Note 4.

 Change in Reporting Entity

   On January 6, 1998, Spinnaker Exploration Corp. ("Spinco"), a Delaware corporation, was formed by Spinnaker Exploration Company, L.L.C., with Mr. Jarvis acting as sole director until a board was elected. Contemporaneous with the formation of Spinco, the Investors, other than Warburg, contributed their respective Preferred Units and Common Units to Spinco and in exchange for such contributions, Spinco issued a like number of its shares of common stock, par value $0.01 per share ("Common Stock"), and Series A Convertible Preferred Stock ("Preferred Stock"), par value $0.01 per share. Warburg contributed all of its issued and outstanding common shares of Holdings to Spinco in exchange for shares of Common Stock and Preferred Stock of Spinco. As of January 6, 1998, the equity owners of Spinnaker were Spinco and Spinco's wholly owned subsidiary, Holdings. On April 27, 1998, Spinco filed an amendment to its certificate of incorporation with the State of Delaware to change its name from Spinco to Spinnaker Exploration Company ("Spinnaker" or the "Company"). As a part of the change in entity, SEHI was issued an additional 97,200 shares of Common Stock.

 Initial Public Offering

   On September 28, 1999, the Company priced its initial public offering of 8,000,000 shares of Common Stock and commenced trading the following day. After payment of underwriting discounts and commissions,

                         SPINNAKER EXPLORATION COMPANY
the Company received net proceeds of $108.7 million on October 4, 1999. With a portion of the proceeds, the Company retired all outstanding debt of $72.0 million. In connection with the initial public offering, the Company converted all outstanding Preferred Stock into shares of Common Stock, and certain shareholders reinvested preferred dividends payable of $16.3 million into shares of Common Stock.

2. Summary of Significant Accounting Policies:

 General

   The accompanying consolidated financial statements of Spinnaker Exploration Company have been prepared in accordance with accounting principles generally accepted in the United States and pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission").

 Interim Financial Data

   The unaudited consolidated financial statements as of June 30, 2000, and for the six-month periods ended June 30, 1999 and 2000, and all related footnote information for these periods have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States and pursuant to the rules and regulations of the Commission.

 Principles of Consolidation

   The accompanying consolidated financial statements include the activities and accounts of the Company, Spinnaker Exploration Company, L.L.C. and WP Spinnaker Holdings, Inc. All significant intercompany transactions and balances are eliminated in consolidation.

 Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include depreciation, depletion and amortization of proved natural gas and oil properties. Natural gas and oil reserve estimates, which are the basis for unit-of-production DD&A and the full cost ceiling test, are inherently imprecise and are expected to change as future information becomes available.

 Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Other Current Assets

   Other current assets includes debt financing costs of $465,000 and $242,000 at December 31, 1998 and 1999, respectively, related to the $85 million and $25 million credit agreements, which are amortized to interest expense over the term of the related credit agreements. Amortization included in interest expense was $116,000 and $576,000 for the years ended December 31, 1998 and 1999, respectively. See Note 3.

                         SPINNAKER EXPLORATION COMPANY

 Natural Gas and Oil Properties

   The Company uses the full cost method of accounting for its investment in natural gas and oil properties. Under this method, all acquisition, exploration and development costs, including certain related employee costs, incurred for the purpose of finding natural gas and oil are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals and costs related to such activities. Exclusive of field-level costs, Spinnaker capitalized $1.3 million, $2.5 million and $2.5 million of internal costs in 1997, 1998 and 1999, respectively. Costs associated with production and general corporate activities are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to natural gas and oil properties. Sales of natural gas and oil properties, whether or not being amortized currently, are accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of natural gas and oil.

   The Company computes the provision for depreciation, depletion and amortization ("DD&A") of natural gas and oil properties using the unit-of-production method based upon production and estimates of proved reserve quantities. Unevaluated costs and related carrying costs are excluded from the amortization base until the properties associated with these costs are evaluated. The amortization base includes estimated future development costs and dismantlement, restoration and abandonment costs, net of estimated salvage values.

   The Company limits the capitalized costs of natural gas and oil properties, net of accumulated DD&A and related deferred taxes, to the estimated future net cash flows from proved natural gas and oil reserves discounted at 10%, plus the lower of cost or fair value of unproved properties, as adjusted for related income tax effects (the full cost ceiling). If capitalized costs exceed the full cost ceiling, the excess is charged to write-down of natural gas and oil properties in the quarter in which the excess occurs. At December 31, 1998, the Company recognized a non-cash write-down of natural gas and oil properties in the amount of $2.6 million pursuant to the ceiling limitation required by the full cost method of accounting for natural gas and oil properties, using prices as of April 9, 1999. The write-down was primarily the result of the precipitous decline in natural gas prices experienced in 1998. Using December 31, 1998 prices, the Company would have recognized a non-cash write-down of natural gas and oil properties in the amount of $13.0 million. The write-down was reduced due to the increase in natural gas and oil prices from December 31, 1998 through April 9, 1999.

   The costs of certain unevaluated leasehold acreage and wells drilled, but currently under evaluation, are not being amortized. Costs not being amortized are periodically assessed for possible impairments or reduction in value. If a reduction in value has occurred, costs being amortized are increased. Of the $40.7 million of net unproved property costs at December 31, 1999 excluded from the amortizable base, $5.7 million, $22.7 million and $12.3 million were incurred in 1997, 1998 and 1999, respectively. The majority of the costs will be evaluated over the next four years.

   Substantially all the Company's exploration activities are conducted jointly with others and, accordingly, the natural gas and oil property balances reflect only its proportionate interest in such activities.

 Other Property and Equipment

   Other property and equipment consists of computer hardware and software, office furniture and leasehold improvements. The Company is depreciating these assets using the straight-line method based upon estimated useful lives ranging from three to five years.

                         SPINNAKER EXPLORATION COMPANY

 Organization Costs

   As of December 31, 1998, Other assets included capitalized organization costs incurred by the Company in its initial formation. The Company was amortizing the start-up costs over a period of five years. Amortization expense for each of the years ended December 31, 1997 and 1998, was $126,000 and $132,000, respectively.

   On April 3, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities," which requires that costs for start-up activities and organization costs be expensed as incurred and not capitalized as had previously been allowed. SOP 98-5 is effective for financial statements for fiscal years beginning after 1998. The Company adopted this policy in the first quarter of 1999 and recorded a charge related to this accounting change of $395,000 in conjunction with the write-off of previously capitalized organization costs.

 Revenue Recognition Policy

   The Company records as revenue only that portion of production sold and allocable to its ownership interest in the related property. Imbalances arise when a purchaser takes delivery of more or less volume from a property than the Company's actual interest in the production from that property. Such imbalances are reduced either by subsequent recoupment of over-and-under deliveries or by cash settlement, as required by applicable contracts. Under-deliveries are included in Other assets and over-deliveries are included in Other liabilities.

 Income Taxes

   Prior to January 6, 1998, the Company was not a tax-paying entity for federal income tax purposes. The profit or loss of the Company for federal income tax reporting purposes was included in the income tax returns of the Investors. Accordingly, no recognition has been given to income taxes in the accompanying 1997 financial statements.

   Effective January 6, 1998, with the formation of Spinco, the Company became subject to federal income taxes and began to apply the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." See Notes 1 and 10. Under SFAS No. 109, deferred income taxes are recognized at each year-end for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The total provision for income taxes is the sum of taxes payable for the year and the change during the year in deferred tax assets and liabilities.

 Stock Split

   On September 1, 1999, the Company declared a two-for-one stock split on the Common Stock (the "Stock Split"). All references to the number of common units/shares and per share amounts elsewhere in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the Stock Split for all periods presented.

 Financial Instruments and Hedging Activities

   The Company's financial instruments consist of cash and cash equivalents, receivables, payables and debt. The carrying amount of cash and cash equivalents, receivables, payables and debt approximates fair value because of the short-term nature of these items.

                         SPINNAKER EXPLORATION COMPANY

   The Company's commodity hedging policy permits the use of certain financial instruments and commodity contracts to mitigate its exposure to natural gas and oil price volatility. These financial instruments, which are placed with major financial institutions the Company believes are minimum credit risks, take the form of costless collars. These transactions are designated as hedges and accounted for on the accrual basis with realized gains and losses recognized in revenues when the related production occurs. The Company recognized approximately $751,000 of net hedging income during 1999. The Company's costless collars mature monthly through October 2000. The estimated fair value of the open collar arrangements in place at December 31, 1999 was an unrealized gain of approximately $968,000.

 Stock Options

   In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's Common Stock at the date of the grant over the amount an employee must pay to acquire the Common Stock. See Note 6.

 Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash equivalents and trade accounts receivable. Management believes that the credit risk posed by this concentration is offset by the creditworthiness of the Company's customer base.

 Risk Factors

   The Company's revenue, profitability, cash flow and future rate of growth is substantially dependent upon the price of and demand for natural gas, oil and natural gas liquids. Prices for natural gas and oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for natural gas and crude oil, market uncertainty and a variety of additional factors that are beyond the control of the Company. Other factors that could affect the revenue, profitability, cash flow and future growth of the Company include its limited operating history and the incurrence of losses since formation, the inherent uncertainties in reserve estimates, the concentration of production and reserves in a small number of offshore properties, and the ability to finance growth and replace reserves. Spinnaker is also dependent upon the continued success of an exploratory drilling program and its ability to realize value from its Data Agreement. See Note 4.

 New Accounting Policies

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or liability measured at its fair value. The SFAS requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires a company to formally document, designate and assess the effectiveness of transactions that qualify for hedge accounting. SFAS No. 133 was originally effective for fiscal years beginning after June 15, 1999; however, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--

                         SPINNAKER EXPLORATION COMPANY

An Amendment of FASB Statement No. 133" extended implementation to fiscal years beginning after June 15, 2000. Early adoption is permitted. The Company believes SFAS No. 133 will not have a significant impact on the consolidated financial statements.

3. Debt:

   In September 1998, the Company entered into an $85.0 million credit agreement ("Credit Agreement") with certain financial institutions. Proceeds from borrowings under the Credit Agreement were used to fund exploration and development activities. The Credit Agreement was secured by the Company's interests in natural gas and oil properties and by certain guarantees of PGS and Warburg. The stockholder guarantees for the Credit Agreement were $75.0 million, split evenly between PGS and Warburg. On a semi-annual basis, the Company's proved reserves were required to be evaluated to re-determine the borrowing base. If the borrowing base increased, the guarantees were permanently decreased dollar for dollar. If payments were made under a guarantee, the balance due to the guarantor was immediately and automatically converted into equity of the Company at a rate of $15.00 per share.

   The Credit Agreement was comprised of three tranches, each with a specified interest rate. The weighted average interest rate for each of the PGS and the Warburg tranches was 5.67% in 1998 and 5.54% in 1999. The weighted average interest rate for the borrowing base tranche was 8.23% in 1998 and 7.45% in 1999. The overall weighted average interest rate for borrowings outstanding under the Credit Agreement was 6.54% in 1998 and 5.71% in 1999.

   Borrowings outstanding under the Credit Agreement as of October 4, 1999 were $72.0 million, of which $67.0 million was guaranteed by PGS and Warburg. Interest expense related to the Credit Agreement was $212,000 and $2.4 million for the years ended December 31, 1998 and 1999, respectively, excluding amounts related to the stock issuances for guarantees, as described below.

   In consideration for providing guarantees under the Credit Agreement, PGS and Warburg were entitled to receive, from time to time, Common Stock. Any related stock issuances were accounted for at the fair value of the guarantees provided. Such amounts were $188,000 and $840,000 for the years ended December 31, 1998 and 1999, respectively, and have been included in interest expense in the accompanying consolidated statements of operations.

   The Credit Agreement contained certain covenants and restrictive provisions, including limitations on the incurrence of additional debt or liens, the sales of property, the declaration or payment of dividends and the repurchase or redemption of capital stock, and the maintenance of certain financial ratios.

   On October 4, 1999, with proceeds from the initial public offering, the Company paid all outstanding borrowings of $72.0 million.

   The Credit Agreement was scheduled to mature on December 31, 1999; however, the Company amended and restated the original Credit Agreement on October 29, 1999. The $25.0 million Amended and Restated 364-Day Credit Agreement ("Amended Credit Agreement") among the Company, Bank of Montreal and Credit Suisse First Boston matures on October 26, 2000. The Company may borrow only up to the borrowing base, which is currently $16.0 million. On a semi-annual basis, the Company's proved reserves are required to be evaluated to re-determine the borrowing base. The Amended Credit Agreement contains covenants and restrictive provisions, including the following limitations, subject to some exceptions, where the Company:

  . may not incur any other indebtedness from borrowings, except for indebtedness of up to $1.0 million and indebtedness owed to guarantors of the Amended Credit Agreement;

                         SPINNAKER EXPLORATION COMPANY

  . may not incur any liens upon properties or assets other than permitted liens securing indebtedness of up to $1.0 million, pledges or deposits to secure hedging agreements up to $5.0 million and other liens in the ordinary course of business;

  . may not enter into any amalgamation or merger unless it is the survivor and no default exists;

  . may not dispose of all or substantially all property, business or assets;

  . may not dispose of any properties valued in the borrowing base except obsolete equipment, inventory sold in the ordinary course of business, some interests in natural gas and oil properties included in the borrowing base in an aggregate amount not to exceed $500,000 between the borrowing base determination and non-proved reserves;

  . may not make or pay any dividend, distribution or payment in respect of capital stock nor purchase, redeem, retire, or permit any reduction or retirement of capital stock;

  . must maintain the ratio of consolidated current assets as of the end of each fiscal quarter to consolidated current liabilities other than debt under the Amended Credit Agreement as of the end of such fiscal quarter so that it is not less than 1.00 to 1.00;

  . may not enter into any hedging agreement unless the Company meets specified requirements including limits on the aggregate amounts maturing in any month under any floor hedging contracts and under any forward sales transactions.

4. Seismic Data Agreement:

   As part of the Company's formation, SEHI agreed to transfer to Spinnaker certain rights to 3-D seismic data in exchange for issuing 1,800,000 Common Units to SEHI pursuant to the Data Agreement dated December 20, 1996. See Notes 1 and 5. The Company also had the ability under the Data Agreement to acquire additional rights to 3-D seismic data in exchange for issuing additional Common Units to SEHI. SEHI's obligation to the Company in connection with the Data Agreement is guaranteed by its parent, PGS. In addition, the Company has agreed to purchase $2.0 million of seismic-related services from PGS prior to December 31, 2002. The Company paid to PGS approximately $59,000, $122,000 and $318,000 in 1997, 1998 and 1999,
respectively, and $138,000 in the six months ended June 30, 2000 (unaudited), for seismic-related services.

   The Data Agreement was amended effective June 30, 1999. The amended Data Agreement modified the amount, type and geographic coverage of the data and related information made available to Spinnaker. In exchange for the amended rights under the Data Agreement, Spinnaker issued to PGS an additional 1,000,000 shares of Common Stock. This transaction has been accounted for at PGS' cost of $2.9 million, pursuant to Staff Accounting Bulletin No. 48.

5. Equity:

 Convertible Preferred Units/Stock

   On December 20, 1996, Spinnaker authorized 3,030,720 units of Series A Convertible Preferred Units, and on the same day sold 198,921 Preferred Units to the Investors for consideration of approximately $5.0 million, composed of cash and certain previously incurred organization costs. Offering costs of $1.3 million, consisting principally of investment banking fees, were incurred in connection with this transaction. In 1997, Spinnaker sold an additional 760,000 Preferred Units to the Investors for consideration of approximately $19.0 million.

   The Investors initially committed, subject to certain conditions, to purchase a total of up to approximately $65.8 million of Preferred Units. In 1998, the total capital commitment for the Investors was increased to $75.8 million, allocated as follows: $15.0 million to SEHI, $60.0 million to Holdings and $800,000 to management.

                         SPINNAKER EXPLORATION COMPANY

   On January 6, 1998, concurrent with the formation of Spinco, Spinco authorized 3,030,920 shares of Preferred Stock with a par value of $.01. All Preferred Units of Spinnaker, except those issued to Holdings, were contributed to Spinco in exchange for a like number of shares in Spinco's Preferred Stock. The Preferred Stock had a liquidation preference of $25.00 per share plus accrued dividends. Each share of Preferred Stock was convertible into two shares of Common Stock subject to certain anti-dilution provisions, upon one of the following: (a) at the holder's option, (b) by a vote of a majority of the board of directors and holders of the Preferred Stock representing at least 65% of the voting power of the Preferred Stock, or (c) a qualified public offering. In the event of a qualified public offering, the Company, at its option, could have automatically converted the Preferred Stock into Common Stock if the Common Stock was sold for not less than 150% of the conversion price of $12.50, subject to adjustments in the event of stock dividends, stock splits, and issuance of shares below the $12.50 conversion price, etc.

   Dividends accrued at the rate of $3.00 per share and unpaid dividends compounded quarterly at a rate of 12% per annum until December 31, 2006, at which time, the rate would have decreased to $2.00 per share per annum thereafter if all dividends for the then prior periods had been declared and paid in full. Otherwise, the dividend rate would have increased to $5.00 per share per annum and the rate at which the dividends compound quarterly would have increased to an annual rate of 20% after December 31, 2006. At December 31, 1998, accrued dividends on the Preferred Stock were $8.5 million. Dividends were payable in cash on the earliest to occur of a qualified initial public offering, a merger or consolidation involving the Company, a sale of all or substantially all of the assets of the Company or a change of control of the Company. The Preferred Stock was entitled to vote together with the Common Stock on an as converted basis. The Preferred Stock could have been redeemed by the Company on or after January 21, 2018 at a redemption price of $25.00 per share plus any accrued and unpaid dividends through the redemption date.

   The Preferred Stock had substantially the same economic terms as the Preferred Units had except that the dividend rate on the Preferred Units increased after December 31, 2006 to $5.00 per share and the Preferred Units could be redeemed by the Company after December 31, 2006.

   During 1998, Preferred Stock subscriptions increased by approximately $20.0 million as a result of Warburg increasing its Preferred Unit subscriptions by $10.0 million and PGS agreeing that it would be obligated to purchase an aggregate of $15.0 million of Preferred Stock rather than $5.0 million.

   In 1998, Spinnaker sold an additional 2,071,999 shares of Preferred Stock to the Investors for consideration of approximately $51.8 million, of which $11.0 million was sold during the first quarter. At December 31, 1996 and 1997, receivables on the conditional commitments for the sale of Preferred Units/Stock to the Investors were approximately $50.8 million and $31.8 million, respectively, and are presented as a reduction in equity. At December 31, 1998, all commitments from Investors for Preferred Stock had been fulfilled.

   In connection with the initial public offering, the Company converted all outstanding Preferred Stock into shares of Common Stock, and certain shareholders reinvested preferred dividends payable of $16.3 million into shares of Common Stock.

 Common Units/Stock

   In December 1996, Spinnaker authorized 14,701,440 Common Units, of which 3,960,000 were sold to the Investors on December 21, 1996, for consideration of $25,000 of cash, certain organization costs and a seismic data contribution agreement. See Note 4. The Common Units were subject to certain transfer restrictions, and holders of Common Units were bound by certain tax-sharing arrangements which had the effect of providing economic benefits to Holdings greater than would be expected in the absence of such agreement.

                         SPINNAKER EXPLORATION COMPANY

   The Company issued a total of 25,000 and 76,096 shares of Common Stock to PGS and Warburg in 1998 and 1999, respectively, under terms of the Credit Agreement related to the guarantor commitments of both parties. See Note 3.

   On January 6, 1998, concurrent with the formation of Spinco, Spinco authorized 14,399,040 shares of Common Stock with a par value of $.01 per share. All issued Common Units of Spinnaker, except for those issued to Holdings, were contributed to Spinco in exchange for a like number of shares in Spinco's Common Stock. In September 1998, the Company amended its certificate of incorporation and increased the number of authorized shares of Common Stock to 22,000,000.

   On September 28, 1999, the Company priced its initial public offering of 8,000,000 shares of Common Stock and commenced trading the following day. In connection with the initial public offering, the Company converted all outstanding Preferred Stock into 6,061,840 shares of Common Stock, and certain shareholders reinvested preferred dividends payable of $16.3 million into 1,200,248 shares of Common Stock.

 Common Stock Split

   On August 31, 1999, the Company approved a two-for-one stock split on the Common Stock effective September 1, 1999. One additional share was issued for each share of Common Stock. Par value remained unchanged at $0.01 per share. In connection with the Stock Split, the Company amended the certificate of incorporation to increase the authorized number of shares of Common Stock to 50,000,000 shares.

6. Unit/Stock Option Agreements:

   On December 27, 1996, Spinnaker adopted its unit option plan, authorizing nonqualified options for the benefit of Spinnaker's officers and other key employees to acquire up to 2,480,000 Common Units, 1,520,000 at $5.00 per Common Unit and 960,000 at $15.63 per Common Unit. The maximum period for exercise of an option may not be more than ten years from the date of grant. Options granted vest and become exercisable in general at dates determined by the compensation committee, subject to the specific terms of the individual option agreements.

   On January 6, 1998, the unit options in the unit option plan were exchanged for stock options in Spinco. In connection with the exchange, all benefits, rights and obligations of the unit options were transferred to the stock options. In August 1998, the Company authorized additional options for the benefit of Spinnaker's officers and other key employees to acquire up to 3,040 shares of Common Stock at $5.00 per share and 356,920 shares of Common Stock at $15.63 per share.

   The Company applies APB Opinion No. 25 and related interpretations in accounting for its employee stock-based compensation. In accordance with APB Opinion No. 25, compensation expense related to stock-based compensation included in general and administrative expense was zero for 1997 and 1998, respectively, and $150,000 for 1999. Had compensation cost for the Company's stock option compensation plans been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net loss available to common unitholders/stockholders and loss per common unit/share would have been as follows (in thousands, except per share amounts):

                                                     For the Year Ended
                                                        December 31,
                                                  ---------------------------
                                                   1997      1998      1999
                                                  -------  --------  --------
Pro forma net loss available to common
 unitholders/stockholders........................ $(3,517) $(14,172) $(10,950)
                                                  =======  ========  ========
Pro forma net loss per basic and diluted common
 unit/share...................................... $ (0.89) $  (3.49) $  (1.31)
                                                  =======  ========  ========

                         SPINNAKER EXPLORATION COMPANY

   For purposes of the SFAS No. 123 disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants in 1997, 1998 and 1999 which, among others, include the following:

                                                    For the Year Ended December
                                                                31,
                                                   -----------------------------
                                                   1997     1998        1999
                                                   ----- ----------- -----------
Risk-free interest rate........................... 6.89% 4.96%-5.96% 4.67%-6.08%
Volatility factor.................................  0%       0%         54.8%
Dividend yield....................................  0%       0%          0%
Expected life of the options (years)..............  10       10          4.5

   Presented below is a summary of stock option activity.

                                                       Number of     Weighted
                                                        Shares       Average
                                                         Under    Exercise Price
                                                        Option      Per Share
                                                       ---------  --------------
Outstanding options at December 31, 1996.............. 1,388,800      $ 9.12
  Granted.............................................   809,200        9.09
                                                       ---------
Outstanding options at December 31, 1997.............. 2,198,000        9.10
  Granted.............................................   328,880        9.13
                                                       ---------
Outstanding options at December 31, 1998.............. 2,526,880        9.11
  Granted.............................................   866,574       14.74
  Exercised...........................................    (5,872)       4.97
  Canceled............................................    (4,608)       9.29
                                                       ---------
Outstanding options at December 31, 1999.............. 3,382,974      $10.56
                                                       =========
Exercisable, December 31,
  1997................................................   717,360      $ 9.11
  1998................................................ 1,222,736      $ 9.11
  1999................................................ 1,919,019      $ 9.62

   At December 31, 1999, the following options were outstanding and exercisable and had the indicated weighted average remaining contractual lives:

      Outstanding               Exercisable
------------------------- ------------------------
                                                                    Weighted
              Weighted                 Weighted       Range of      Average
              Average                  Average        Exercise     Remaining
Number of  Exercise Price Number of Exercise Price   Prices Per   Contractual
 Options     Per Share     Options    Per Share        Share      Life (Years)
---------  -------------- --------- -------------- -------------- ------------
1,536,400      $ 4.96     1,067,528     $ 4.98     $ 2.50--$ 5.00     7.2
1,846,574      $15.21       851,491     $15.44     $14.50--$15.63     8.4

   Stock option grants vest ratably over four years, with 20% vesting on the date of grant and 20% vesting in each of the succeeding four years. Stock options vest fully in the event of a change in control of the Company.

   Additionally, the stock option agreements of two of the Company's officers provided that they could elect to have the Company deliver shares equal to the appreciation in the value of the stock over the option price in lieu of purchasing the amount of shares under option. Based on management's estimate of the share value of the Company, compensation expense of approximately $1.7 million was recorded in 1999 related to the stock appreciation rights of the stock option agreements. In July 1999, these two officers agreed to eliminate the stock appreciation rights feature of their stock option agreements.

                         SPINNAKER EXPLORATION COMPANY

7. Earnings Per Unit/Share:

   Basic and diluted net income (loss) per unit/share is computed based on the following information (in thousands, except per share amounts):

                                                                   For the Six
                                         For the Year Ended        Months Ended
                                            December 31,             June 30,
                                      --------------------------  ---------------
                                       1997      1998     1999     1999     2000
                                      -------  --------  -------  -------  ------
                                                                   (Unaudited)
Numerator:
  Net income (loss) available to
   common unitholders/stockholders... $(3,488) $(13,954) $(9,248) $(9,983) $8,325
                                      =======  ========  =======  =======  ======
Denominator:
  Basic earnings per unit/share--
   weighted average units/shares.....   3,960     4,059    8,355    4,113  20,469
                                      =======  ========  =======  =======  ======
  Dilutive securities:
    Unit/stock options...............      --        --       --       --   1,070
    Preferred units/stock............      --        --       --       --      --
                                      -------  --------  -------  -------  ------
  Dilutive potential common
   unit/shares.......................      --        --       --       --   1,070
                                      -------  --------  -------  -------  ------
  Diluted earnings per unit/share--
   adjusted weighted average
   units/shares and assumed
   conversions.......................   3,960     4,059    8,355    4,113  21,539
                                      =======  ========  =======  =======  ======
Net income (loss) per common
 unit/share:
  Basic:
    Income (loss) before cumulative
     effect of change in accounting
     principle....................... $ (0.88) $  (3.44) $ (1.06) $ (2.33) $ 0.41
    Cumulative effect of change in
     accounting principle............      --        --    (0.05)   (0.10)     --
                                      -------  --------  -------  -------  ------
  Net income (loss) per common
   unit/share........................ $ (0.88) $  (3.44) $ (1.11) $ (2.43) $ 0.41
                                      =======  ========  =======  =======  ======
  Diluted:
    Income (loss) before cumulative
     effect of change in accounting
     principle....................... $ (0.88) $  (3.44) $ (1.06) $ (2.33) $ 0.39
    Cumulative effect of change in
     accounting principle............      --        --    (0.05)   (0.10)     --
                                      -------  --------  -------  -------  ------
  Net income (loss) per common
   unit/share........................ $ (0.88) $  (3.44) $ (1.11) $ (2.43) $ 0.39
                                      =======  ========  =======  =======  ======

   For purposes of the diluted earnings per unit/share calculation, the Preferred Units/Stock and unit/stock options are considered anti-dilutive and are therefore not considered in the above calculation for the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 1999.

8. Major Customers:

   The Company had natural gas and oil sales to one customer accounting for 100% of total natural gas and oil revenues for the years ended December 31, 1997 and 1998, respectively. The Company had natural gas and oil revenues to two customers, accounting for 68% and 32%, respectively, of total natural gas and oil revenues for the year ended December 31, 1999.

                         SPINNAKER EXPLORATION COMPANY

9. Related-Party Transactions:

   As part of the Company's formation, SEHI agreed to transfer limited rights to 3-D seismic data to Spinnaker in exchange for issuing Common Units to SEHI. See Note 4. The Common Units were exchanged for shares of Common Stock upon the formation of Spinco. Additionally, the Company paid to PGS approximately $59,000, $122,000 and $318,000 in 1997, 1998 and 1999, respectively, and
$138,000 in the six months ended June 30, 2000 (unaudited), for seismic-related services.

   The Data Agreement was amended effective June 30, 1999. In exchange for the amended rights under the Data Agreement, Spinnaker issued to PGS an additional 1,000,000 shares of Common Stock. See Note 4.

   From September 30, 1998 through October 4, 1999, PGS and Warburg provided certain guarantees for the Credit Agreement totaling $75.0 million. See Note 3.

10. Income Taxes:

   Effective with the formation of Spinco, the Company became subject to federal income taxes. The formation of Spinco required the Company to establish a deferred tax liability, which resulted in a one-time non-cash charge to income of $1.7 million. During 1998, the Company generated additional operating losses and the related tax benefits offset this amount. No net income tax benefit was recognized in 1998 or 1999 due to the uncertainty of future operating income as the Company has not established a history of net operating income. Net operating loss carryforwards of $23.0 million and $3.6 million expire in 2018 and 2019, respectively.

   The significant items giving rise to the deferred income tax assets and liabilities are as follows (in thousands):

                                                            At December 31,
                                                            -----------------
                                                              1998     1999
                                                            --------  -------
      Deferred income tax liabilities:
        Basis differences in natural gas and oil
         properties........................................ $ 20,193  $ 9,063
        Other..............................................      138       56
                                                            --------  -------
          Total deferred income tax liabilities............   20,331    9,119

      Deferred income tax assets:
        Net operating losses...............................   20,789    9,304
        Other..............................................      274      414
                                                            --------  -------
          Total deferred income tax assets.................   21,063    9,718
      Valuation allowance..................................     (732)    (599)
                                                            --------  -------
      Net deferred income tax assets.......................   20,331    9,119
                                                            --------  -------
      Net deferred income tax liabilities.................. $     --  $    --
                                                            ========  =======

                         SPINNAKER EXPLORATION COMPANY

   The difference between the provision for income taxes and the amount that would be determined by applying the statutory federal income tax rate of 35% to the loss before income taxes is analyzed as below (in thousands):

                                                                For the Year
                                                                    Ended
                                                                December 31,
                                                                --------------
                                                                 1998    1999
                                                                -------  -----
      Federal income tax benefit at statutory rates............ $(2,400) $(468)
      Non-deductible compensation expense .....................      --    558
      Increase in non-deductible expenses and other............      --     43
      Increase resulting from change in tax status.............   1,668     --
      Valuation allowance......................................     732   (133)
                                                                -------  -----
        Total provision........................................ $    --  $  --
                                                                =======  =====

11. Commitments and Contingencies:

   The Company is, from time to time, party to certain legal actions and claims arising in the ordinary course of business. While the outcome of these events cannot be predicted with certainty, management does not expect these matters to have a materially adverse effect on the financial position, results of operations or cash flows of the Company.

 Seismic Data Agreement

   The Company has agreed to purchase $2.0 million of seismic-related services from PGS prior to December 31, 2002. The Company paid to PGS approximately $59,000, $122,000 and $318,000 in 1997, 1998 and 1999, respectively, and
$138,000 in the six months ended June 30, 2000 (unaudited), for seismic-related services.

 Employment Contracts

   As of December 31, 1997, 1998 and 1999, the Company had employment contracts with its chief executive officer and chief financial officer which provide for annual base salaries, bonus compensation and various benefits. The contracts provide for the continuation of salary and benefits for the greater of the balance of the respective initial terms of the agreements and one year in the event the Company terminates the employee prior to the expiration of the initial term without cause or the employee terminates employment prior to the expiration of the initial term for good reason. These agreements initially expire on December 31, 2000, but are subject to automatic annual extensions unless terminated. Compensation expense pertaining to officers of the Company is charged to general and administrative expense.

 Employee 401(k) Retirement Plan

   In July 1998, the Company instituted a 401(k) retirement and profit sharing plan ("Plan") for its employees. The Plan provides that all qualified employees may defer the maximum income allowed under current tax law. The Plan covers all employees at least 21 years of age who have completed at least six months of service subsequent to employment. The Company may make discretionary contributions allocated to eligible participants. No discretionary contributions were made in 1998 and 1999.

 Leases

   The Company leases administrative offices under non-cancelable operating leases expiring in 2002. Certain of the lease agreements require that the Company pay for utilities, maintenance and other operational

                         SPINNAKER EXPLORATION COMPANY
expenses of the building. Additionally, the leases contain escalation clauses. Minimum future obligations under non-cancelable operating leases at December 31, 1999 for the following five years are $435,000, $444,000, $190,000, $12,000 and $11,000, respectively.

12. Pro Forma Financial Information (Unaudited)

   The pro forma condensed consolidated statements of operations for the years ended December 31, 1998 and 1999 assume the completion of the initial public offering, the conversion of each share of Preferred Stock into two shares of Common Stock, the reinvestment of Preferred Stock dividends into shares of Common Stock and the retirement of all outstanding debt occurred on January 1, 1998 and 1999, respectively, and are as follows (in thousands, except per share data):

                                                                       For the
                                                      For the Year       Six
                                                     Ended December     Months
                                                           31,          Ended
                                                     ----------------  June 30,
                                                      1998     1999      1999
                                                     -------  -------  --------
                                                           (Pro Forma)
Revenues............................................ $ 3,298  $34,258  $ 9,583
Expenses............................................  10,100   32,923   12,795
                                                     -------  -------  -------
Income (loss) from operations.......................  (6,802)   1,335   (3,212)
Other income (expense)..............................     458     (269)    (258)
                                                     -------  -------  -------
Income (loss) before income taxes...................  (6,344)   1,066   (3,470)
  Income tax provision..............................      --       --       --
                                                     -------  -------  -------
Income (loss) before cumulative effect of change in
 accounting principle...............................  (6,344)   1,066   (3,470)
  Cumulative effect of change in accounting
   principle........................................      --     (395)    (395)
                                                     -------  -------  -------
Pro forma net income (loss)......................... $(6,344) $   671  $(3,865)
                                                     =======  =======  =======
Pro forma basic income (loss) per common share:
  Income (loss) before cumulative effect of change
   in accounting principle.......................... $ (0.45) $  0.05  $ (0.19)
  Cumulative effect of change in accounting
   principle........................................      --    (0.02)   (0.02)
                                                     -------  -------  -------
Pro forma net income (loss) per common share........ $ (0.45) $  0.03  $ (0.21)
                                                     =======  =======  =======
Pro forma diluted income (loss) per common share:
  Income (loss) before cumulative effect of change
   in accounting principle.......................... $ (0.45) $  0.05  $ (0.19)
  Cumulative effect of change in accounting
   principle........................................      --    (0.02)   (0.02)
                                                     -------  -------  -------
Pro forma net income (loss) per common share........ $ (0.45) $  0.03  $ (0.21)
                                                     =======  =======  =======
Pro forma weighted average number of common shares
 outstanding:
  Basic.............................................  14,078   19,274   18,773
                                                     =======  =======  =======
  Diluted...........................................  14,078   19,926   18,773
                                                     =======  =======  =======

   The pro forma condensed consolidated statement of operations for the year ended December 31, 1998 reflects adjustments of approximately $516,000 to eliminate interest expense as a result of the retirement of all outstanding debt and $7.1 million to eliminate dividends as a result of the conversion of each share of Preferred Stock into two shares of Common Stock.

   The pro forma condensed consolidated statement of operations for the year ended December 31, 1999 reflects adjustments of approximately $3.0 million and $966,000 to eliminate interest expense and capitalized

                         SPINNAKER EXPLORATION COMPANY
interest as a result of the retirement of all outstanding debt and $7.9 million to eliminate dividends as a result of the conversion of each share of Preferred Stock into two shares of Common Stock.

   The pro forma condensed consolidated statement of operations for the six months ended June 30, 1999 reflects adjustments of approximately $1.7 million and $634,000 to eliminate interest expense and capitalized interest as a result of the retirement of all outstanding debt and $5.1 million to eliminate dividends as a result of the conversion of each share of Preferred Stock into two shares of Common Stock.

   The pro forma weighted average number of common shares outstanding includes adjustments for the issuance of Common Stock in connection with the initial public offering, the conversion of each share of Preferred Stock into two shares of Common Stock, the reinvestment of Preferred Stock dividends into shares of Common Stock and an adjustment to shares issued to PGS and Warburg as consideration for providing guarantees under the Credit Agreement.

13. Quarterly Financial Data (Unaudited):

   Quarterly operating results for the years ended December 31, 1998 and 1999 are summarized as follows (in thousands, except per share amounts):

                                             For the Quarter Ended
                                 ----------------------------------------------
                                 March 31, June 30,  September 30, December 31,
                                 --------- --------  ------------- ------------
                                                  (Unaudited)
1998:
Revenues.......................   $   249  $   712      $   603      $ 1,734
Loss from operations...........    (1,015)  (2,002)        (470)      (3,315)
Net loss.......................      (959)  (1,925)        (426)      (3,550)
Net loss available to common
 stockholders..................    (1,854)  (3,528)      (2,549)      (6,023)
Net loss per basic and diluted
 common share..................   $ (0.46) $ (0.87)     $ (0.63)     $ (1.48)

1999:
Revenues.......................   $ 1,839  $ 7,744      $10,300      $14,375
Income (loss) from operations..    (1,193)  (2,019)       1,321        3,226
Net income (loss)..............    (2,009)  (2,886)         249        3,309
Net income (loss) available to
 common stockholders...........    (4,502)  (5,481)      (2,453)       3,188
Net income (loss) per basic and
 diluted common share..........   $ (1.10) $ (1.33)     $ (1.48)     $  0.16

   The fourth quarter of 1998 includes a write-down of natural gas and oil properties of $2.6 million. The first quarter of 1999 includes a charge of $395,000 related to a change in accounting principle associated with previously capitalized organization costs. The second quarter of 1999 includes compensation expense of approximately $1.7 million related to the stock appreciation rights of two of the Company's officers' stock option agreements. See Note 6. The 1998 and first two quarters of 1999 net loss per share amounts have been retroactively adjusted for the Stock Split.

   For purposes of the diluted earnings per share calculation, the Preferred Stock and stock options are considered anti-dilutive and are therefore not considered in the net loss per share calculations.

                         SPINNAKER EXPLORATION COMPANY

14. Supplementary Financial Information on Natural Gas and Oil Exploration, Development and Production Activities (Unaudited):

   The following tables set forth certain historical costs and operating information related to the Company's natural gas and oil producing activities.

 Capitalized Costs and Costs Incurred

   Capitalized costs and costs incurred related to natural gas and oil producing activities are summarized below (in thousands):

                                    For the Year
                                  Ended December 31,
                                  ------------------
                                    1998      1999
                                  --------  --------
      Capitalized costs:
        Proved properties......... $71,091  $141,455
        Unproved properties not
         being amortized..........  28,383    40,696
                                   -------  --------
          Total...................  99,474   182,151
      Accumulated depreciation,
       depletion and
       amortization...............  (5,448)  (26,236)
                                   -------  --------
          Net capitalized costs... $94,026  $155,915
                                   =======  ========

                                                          For the Year Ended
                                                             December 31,
                                                        -----------------------
                                                         1997    1998    1999
                                                        ------- ------- -------
      Property acquisition costs:
        Unproved....................................... $ 4,458 $15,791 $13,911
        Proved.........................................      --      --      --
      Exploration costs(a).............................   7,116  46,620  45,152
      Development costs(b).............................   2,422  23,067  23,614
                                                        ------- ------- -------
          Total costs incurred......................... $13,996 $85,478 $82,677
                                                        ======= ======= =======

--------
(a) Includes seismic data acquisitions of $1.4 million, $2.5 million and $10.5 million in 1997, 1998 and 1999, respectively.

(b) Includes costs of completions, platforms, facilities and pipelines associated with exploratory wells.

 Estimates of Proved Natural Gas and Oil Reserves

   Proved natural gas and oil reserve quantities at December 31, 1997, 1998 and 1999, and the related discounted future net cash flows before income taxes are based on estimates prepared by Ryder Scott Company, L.P., independent petroleum consultants. Such estimates have been prepared in accordance with guidelines established by the Commission.

   Proved reserves are estimated quantities of natural gas and oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

                         SPINNAKER EXPLORATION COMPANY

   The Company's net ownership in estimated quantities of proved natural gas and oil reserves and changes in net proved reserves, all of which are located in the Gulf of Mexico, are summarized below:

                                                          Millions of Cubic
                                                         Feet of Natural Gas
                                                           at December 31,
                                                        -----------------------
                                                         1997    1998    1999
                                                        ------  ------  -------
Proved developed and undeveloped reserves--
  Beginning of year....................................     --  12,607   50,946
    Extensions and discoveries......................... 12,677  40,014   43,270
    Revisions of previous estimates....................     --      --    7,776
    Production.........................................    (70) (1,675) (11,962)
                                                        ------  ------  -------
  End of year.......................................... 12,607  50,946   90,030
                                                        ======  ======  =======
Proved developed reserves at the end of year...........  5,615  30,806   50,756
                                                        ======  ======  =======

                                                         Barrels of Oil,
                                                     Condensate and Natural
                                                         Gas Liquids at
                                                          December 31,
                                                    ---------------------------
                                                     1997     1998      1999
                                                    -------  -------  ---------
Proved developed and undeveloped reserves--
  Beginning of year................................      --  125,128    470,023
    Extensions and discoveries..................... 125,230  356,982  2,039,245
    Revisions of previous estimates................      --       --     82,981
    Production.....................................    (102) (12,087)  (180,417)
                                                    -------  -------  ---------
  End of year...................................... 125,128  470,023  2,411,832
                                                    =======  =======  =========
Proved developed reserves at the end of year.......  46,122  318,087    384,276
                                                    =======  =======  =========

 Standardized Measure

   The standardized measure of discounted future net cash flows relating to the Company's ownership interests in proved natural gas and oil reserves as of year-end is shown below (in thousands):

                                                     For the Year Ended
                                                        December 31,
                                                  ---------------------------
                                                   1997      1998      1999
                                                  -------  --------  --------
Future cash inflows.............................. $31,086  $ 99,436  $275,539
Future operating expenses........................  (1,460)  (16,562)  (36,396)
Future development costs.........................  (6,424)  (18,059)  (48,717)
                                                  -------  --------  --------
Future net cash flows............................  23,202    64,815   190,426
10% annual discount per annum....................  (4,221)  (12,706)  (38,862)
                                                  -------  --------  --------
Standardized measure of discounted future net
 cash flows (a).................................. $18,981  $ 52,109  $151,564
                                                  =======  ========  ========

--------
(a) Net operating loss carryforwards and basis in natural gas and oil properties have eliminated the requirement for future income taxes.

   Future cash flows are computed by applying year-end prices of natural gas and oil to year-end quantities of proved natural gas and oil reserves. Future operating expenses and development costs are computed primarily by the Company's petroleum engineers by estimating the expenditures to be incurred in developing and producing the proved natural gas and oil reserves at the end of the year, based on the year-end costs and

                         SPINNAKER EXPLORATION COMPANY
assuming continuation of existing economic conditions. Future income taxes are based on year-end statutory rates, adjusted for tax basis and applicable tax credits. A discount factor of 10% was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair market value of the Company's natural gas and oil properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

 Changes in Standardized Measure

   Changes in the standardized measure of future net cash flows relating to proved natural gas and oil reserves are summarized below (in thousands):

                                                       For the Year Ended
                                                          December 31,
                                                    --------------------------
                                                     1997     1998      1999
                                                    -------  -------  --------
Standardized measure, beginning of year............ $    --  $18,981  $ 52,109
  Extensions and discoveries, net of related
   costs...........................................  19,110   35,952    75,572
  Sales of natural gas and oil produced, net of
   production costs................................    (129)  (2,824)  (28,097)
  Net changes in prices and production costs.......      --   (4,329)   22,869
  Change in future development costs...............      --    2,713    (1,957)
  Development costs incurred during the period that
   reduced future development costs................      --    2,246    14,494
  Revisions of quantity estimates..................      --       --    13,624
  Accretion of discount............................      --    1,898     5,211
  Change in production rates and other.............      --   (2,528)   (2,261)
                                                    -------  -------  --------
Standardized measure, end of year.................. $18,981  $52,109  $151,564
                                                    =======  =======  ========

   Sales of natural gas and oil, net of related operating expenses, are based on historical pre-tax results. Sales of natural gas and oil properties, extensions and discoveries, purchases of minerals in place and the changes due to revisions in standardized variables are reported on a pretax discounted basis, while the accretion of discount is presented on an after-tax basis.

15. Subsequent Event (Subsequent to the date of the auditor's examination and unaudited):

   On July 20, 2000, the Company entered into a credit agreement whereby TD Securities (USA) Inc. ("TDSI") and Credit Suisse First Boston ("CSFB") have agreed to provide the Company with a $75.0 million credit facility (the "New Credit Facility") with an initial borrowing base of $40.0 million and an original term of 364 days. The New Credit Facility, which will be used for repayment of borrowings under the existing credit agreement, general corporate purposes including working capital purposes and for the acquisition, exploration, development and production of natural gas and oil properties, including the acquisition of natural gas and oil interests, will replace the $25.0 million Amended Credit Agreement scheduled to mature in October 2000. At June 30, 2000, the Company had outstanding borrowings of $12.0 million under the Amended Credit Agreement.

[RYDER SCOTT COMPANY LOGO]
                                 July 24, 2000

Spinnaker Exploration Company
1200 Smith Street, Suite 800
Houston, Texas 77002

Gentlemen:

   At your request, we have prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold and royalty interests of Spinnaker Exploration Company (Spinnaker) as of June 30, 2000. The subject properties are located in the federal waters offshore Louisiana and in the state and federal waters offshore Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future price and cost parameters.

   The estimated proved reserves and future income amounts presented in this report are related to hydrocarbon prices. June 30, 2000 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from June 30, 2000 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

                                 SEC PARAMETERS
                     Estimated Net Reserves and Income Data
                   Certain Leasehold and Royalty Interests of
                         Spinnaker Exploration Company
                              As of June 30, 2000

                                ----------------

                                                  Proved
                           ----------------------------------------------------
                                   Developed
                           --------------------------
                            Producing   Non-Producing Undeveloped  Total Proved
                           ------------ ------------- ------------ ------------
Net Remaining Reserves
  Oil/Condensate--
   Barrels................      220,208      116,107     1,925,304    2,261,619
  Gas--MMCF...............       31,183       16,930        61,387      109,500
Income Data
  Future Gross Revenue.... $148,551,259  $80,878,604  $341,087,081 $570,516,944
  Deductions..............   12,391,633    9,725,236    69,415,582   91,532,451
                           ------------  -----------  ------------ ------------
  Future Net Income
   (FNI).................. $136,159,626  $71,153,368  $271,671,499 $478,984,493
  Discounted FNI @ 10%.... $124,855,680  $58,072,891  $210,051,307 $392,979,878

   Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

   The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, certain gas, oil and condensate processing and transportation fees which are shown as "other" deductions, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 87 percent and liquid hydrocarbon reserves account for the remaining 13 percent of total future gross revenue from proved reserves.

   The discounted future net income shown on the previous page was calculated using a discount rate of 10 percent per annum compounded monthly. This discounted future net income should not be construed as our estimate of fair market value.

 Reserves Included in This Report

   The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definitions of proved reserves is included in the section entitled "Reserve Definitions" which is attached with this report.

   The proved developed non-producing reserves included herein are comprised of the shut-in and behind pipe categories. The various reserve status categories are defined in the section entitled "Reserve Status Categories" which is attached with this report.

 Estimates of Reserves

   In general, the proved producing reserves included herein were estimated by performance methods which utilized various extrapolations of historical production and pressure data available through June 2000; however, certain of the producing reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. The proved non-producing and undeveloped reserves included herein were estimated by the volumetric method which utilized all pertinent wells and 3-D seismic data available through June 2000.

   The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

 Future Production Rates

   Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. Where applicable the estimated future production rates were held constant until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Spinnaker.

   The future production rates from the wells and locations included herein may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

 Hydrocarbon Prices

   Spinnaker furnished us with prices in effect at June 30, 2000 and these prices were held constant throughout the life of the properties. These prices were $4.369 per MMBTU of gas at Henry Hub, Louisiana, and $32.50 per barrel at the Cushing NYMEX Pricing Hub based on light sweet crude on June 30, 2000. The product prices used for each property reflect adjustments to these initial prices for BTU content, liquid gravity and quality, local conditions, and/or distance from market. Certain additional gas, oil and condensate processing and transportation fees are included in this report as costs and are shown as "other" deductions. In accordance with Securities and Exchange Commission guidelines, changes in liquid and gas prices subsequent to June 30, 2000 were not taken into account in this report. Future prices used in this report are discussed in more detail in the section entitled "Hydrocarbon Pricing Parameters" which is attached with this report.

 Costs

   The operating costs for the producing wells included herein were based on the operating expense reports of Spinnaker since the inception of production. The estimates of future operating costs furnished by Spinnaker for the non-producing and undeveloped wells and locations included herein were accepted as reasonable. The estimates of future operating costs include only those costs directly applicable to the leases and wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

   Development costs were furnished to us by Spinnaker and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. Certain gas, oil and condensate processing and transportation fees are included in this report as "other" deductions. The estimated net cost of abandonment after salvage was included for the offshore properties included herein where abandonment costs net of salvage are significant. The estimates of the net abandonment costs furnished by Spinnaker were accepted without independent verification.

   Current costs were held constant throughout the life of the properties.

 General

   The estimates of reserves presented herein were based upon a detailed study of the properties in which Spinnaker owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Spinnaker has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Spinnaker were accepted without independent verification. The estimates presented in this report are based on data available through June 2000.

   While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were omitted from consideration in making this evaluation.

   Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

                                          Very truly yours,

                                          RYDER SCOTT COMPANY, L.P.

                                          /s/ John E. Hodgin
                                          -------------------------------------
                                          John E. Hodgin, C.P.G.
                                          Executive Vice President--Geoscience
JEH/plk

Approved:

/s/ Don P. Roesle, P.E.
-------------------------------
Don P. Roesle, P.E.
President and Chief Operating Officer

                         HYDROCARBON PRICING PARAMETERS

                 Securities and Exchange Commission Parameters

 Oil and Condensate

   Spinnaker furnished us with oil and condensate prices in effect at June 30, 2000 and these prices were held constant to depletion of the properties. In accordance with the Securities and Exchange Commission guidelines, changes in liquid prices subsequent to June 30, 2000 were not considered in this report. Product prices which were actually used for each property reflect adjustment for gravity, quality, local conditions, and/or distance from market.

 Gas

   Spinnaker furnished us with gas prices in effect at June 30, 2000. The prices used herein have been adjusted for the BTU content, local conditions, and/or distance from market. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to differ somewhat from the June 30, 2000 gas prices used herein.


                              RESERVE DEFINITIONS

Introduction

   Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data.

   Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.

Proved Reserves (SEC Definitions)

   Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:

   Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

     (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

       (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

       (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

     (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

     (iii) Estimates of proved reserves do not include the following:

       (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

       (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

       (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

       (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

   Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

   Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

   Certain Staff Accounting Bulletins published subsequent to the promulgation of Regulation S-X have dealt with matters relating to the application of financial accounting and disclosure rules for oil and gas producing activities. In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staff's view on specific questions pertaining to proved oil and gas reserves.

   Economic producibility of estimated proved reserves can be supported to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. (extracted from SAB-35)

   Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission's official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

                           RESERVE STATUS CATEGORIES

   In accordance with guidelines adopted by the Society of Petroleum Engineers
(SPE) and the World Petroleum Congress (WPC), developed reserves may be sub-categorized as producing or non-producing.

   Producing. Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

   Non-Producing. Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

                  [LOGO OF SPINNAKER EXPLORATION APPEARS HERE]